Filed pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 1 DATED MARCH 4, 2015

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the status of the offering;

•	information about a pending portfolio sale;

•	information about our acquisitions and dispositions of real property;

•	our entry into two restricted stock unit agreements;

•	our entry into a new credit facility and the termination of our prior credit facility;

•	our entry into a new credit agreement;

•	an update to our investment strategy, objectives and policies;

•	the renewal of our advisory agreement;

•	updated information regarding our officers and directors;

•	updated information regarding our distributions;

•	an update to our policies regarding distributions;

•	an update to our plan of distribution;

•	an update to our net asset value calculation and valuation procedures;

•	the adoption of the Second Amended and Restated Class A, W and I Share Redemption Program;

•	updated risk factors;

•	updated tax information for foreign accounts;

•	updated information with respect to our real properties and real estate-related debt and securities;

•	updated selected information regarding our operations;

•	updated information regarding our capitalization;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2014;

•	updated certain historical NAV information;

•	updated quantitative and qualitative disclosures about market risk;

•	updated experts information; and

•	our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2014.

Status of the Offering

As of February 25, 2015, we had raised gross proceeds of approximately $113.0 million from the sale of approximately 16.2 million shares in this offering, including approximately $1.8 million through our distribution reinvestment plan. As of February 25, 2015 approximately $2,887.0 million in shares remained available for sale pursuant to this offering, including approximately $748.2 million in shares available for sale through our distribution reinvestment plan.

Portfolio Disposition

On December 9, 2014, we entered into a purchase and sale contract (the “Purchase Agreement”) with Gramercy Property Trust Inc. (“Gramercy”).

Pursuant to the Purchase Agreement, we agreed to sell a portfolio of twelve wholly owned office and industrial properties (including two data centers that we include within our industrial sector) comprising approximately 2.7 million net rentable square feet to Gramercy, an unrelated third party, for a gross sales price of approximately $398.6 million. The portfolio includes (i) six office properties comprising 1.1 million net rentable square feet located in Los Angeles, CA (three properties), Northern New Jersey, Miami, FL, and Dallas, TX, and (ii) six industrial properties comprising 1.6 million net rentable square feet located in Los Angeles, CA, Dallas, TX, Cleveland, OH, Chicago, IL, Houston, TX, and Denver, CO. The portfolio has in-place base rents totaling approximately $30.7 million per year, as of December 31, 2014, and is 100% leased with a weighted-average lease term of approximately 7.1 years. The properties in the portfolio are encumbered by a cross-collateralized mortgage note, a portion of which we expect will be assumed by Gramercy upon completion of this transaction. The mortgage note is also collateralized by certain properties that are not subject to this transaction, and we expect to repay the related portion of the mortgage note upon the completion of this transaction, in advance of the scheduled maturity. As of December 31, 2014, the mortgage note had an outstanding principal balance of $173.3 million, bearing interest at a fixed rate of 5.455% and maturing in July 2020. The contract is subject to various contingencies, and we cannot provide assurance whether or when this transaction will occur.

On January 15, 2015, the due diligence period pursuant to the Purchase Agreement expired and the $6.0 million deposit that Gramercy made in connection with the Purchase Agreement became non-refundable, subject to customary closing conditions. The contract remains subject to various contingencies, and we cannot provide assurance whether or when this transaction will close. The current outside closing date is April 30, 2015, although such closing may occur earlier upon satisfaction of certain conditions.

Acquisition and Disposition of Real Property

We have acquired or disposed of the following real properties since December 31, 2014.

Acquisition of Real Property

On January 15, 2015, we acquired an office property in Austin, TX comprising approximately 155,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $37.3 million. At acquisition, the property was approximately 94% leased to 21 tenants. We acquired the property using existing cash and proceeds from the Revolving Credit Facility (as defined below under “Entry Into a New Credit Facility and the Termination of Our Prior Credit Facility – Terms of the Agreement”).

Disposition of Real Property

On January 16, 2015, we disposed of an office property in Dallas, TX comprising approximately 177,000 net rentable square feet to an unrelated third party. We sold the property, which had a net basis of approximately $20.3 million as of December 31, 2014, for a total sales price of $46.6 million.

Entry Into Restricted Stock Unit Agreements

On February 25, 2015 (the “RSU Agreements Effective Date”), the Company entered into two Restricted Stock Unit Agreements (the “Agreements”) with the Advisor. Pursuant to the terms of the Agreements, we have granted our Advisor 224,147 restricted stock units (“RSUs”), in return for offsets of future advisory fees and expenses as described further below. Each RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. The Advisor is expected to redistribute a significant portion of the RSUs and/or shares to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. The purpose of the Agreements is to further promote an alignment of interests among our stockholders, the Advisor and the personnel of our Advisor and its affiliates, and to promote retention of the personnel of our Advisor and its affiliates.

Vesting and Payment Offset

Except as otherwise described below, (i) 135,359 RSUs granted to the Advisor under the Agreements will vest on April 13, 2018, and (ii) 33 1/3% of 88,788 RSUs granted to the Advisor under the Agreements will vest on each of April 15, 2015, April 15, 2016 and April 14, 2017, respectively (each a “Vesting Date”). On each Vesting Date, an offset amount (each, an “Offset Amount”) will be calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under our then-current advisory agreement (the “Advisory Agreement”) for any fees or expense reimbursements. Each Offset Amount will equal the number of RSUs vesting on such date multiplied by $7.18, which was the net asset value per Class I share publicly disclosed by us (the “Class I NAV”) as of the end of the RSU Agreements Effective Date (the “Effective Date Class I NAV”). Each Offset Amount will always be calculated based on the Effective Date Class I NAV, even beyond the initial Vesting Date. At the end of each 12-month period following each Vesting Date, if the Offset Amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor shall promptly pay any shortfall to us.

Termination

The Agreements will automatically terminate upon termination or non-renewal of the Advisory Agreement, by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate one or both of the Agreements. Further, the Advisor may immediately terminate one or both of the Agreements if we exercise certain rights under the Agreements to replace the RSUs with another form of compensation.

Upon termination of each of the Agreements, the Advisor will promptly pay any unused Offset Amounts to us or, at the Advisor’s election, return Class I shares in equal value based on the Class I NAV as of the date of termination of such Agreement. In addition, upon termination of each of the Agreements, all unvested RSUs will be forfeited except that, unless such Agreement was terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of RSUs, the Advisor will have the right to acquire from us the number of Class I shares equal to the number of RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the Effective Date Class I NAV. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the Agreements, and the parties will close the transaction within 60 days following the termination of the Agreements.

Dividend Equivalent Payments

If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the RSUs are unpaid and outstanding (regardless of whether such RSUs are then vested), the Advisor will be entitled to dividend equivalents (“Dividend Equivalents”) with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of RSUs subject to the Agreements had such Class I shares been outstanding during the same portion of such period as the RSUs were unpaid and outstanding. Any such Dividend Equivalents may be paid in cash or Class I shares, at the Advisor’s election.

Entry Into a New Credit Facility and the Termination of Our Prior Credit Facility

Terms of the Agreement

On January 13, 2015, the Operating Partnership, as Borrower, entered into a credit agreement providing for a $550 million senior unsecured term loan and revolving line of credit (collectively, the “Facility”) with a syndicate of 14 lenders led by Bank of America, N.A., as Administrative Agent, and Wells Fargo Bank, National Association, and PNC Bank, National Association, as Co-Syndication Agents. The Facility provides the Borrower with the ability from time to time to increase the size of the Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Facility, subject to receipt of lender commitments and other conditions. Because many members of the lending group participated as lenders in the Old Facility (as defined and described below), the credit agreement for the new Facility is an amended and restated form of the credit agreement for the Old Facility.

The $550 million Facility consists of a $400 million revolving credit facility (the “Revolving Credit Facility”) and a $150 million term loan (the “Term Loan”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one 12-month extension option that the Borrower may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2018 and contains two 12-month extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.40% and LIBOR, plus 1.35% for the Revolving Credit Facility and Term Loan, respectively, or alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate announced by Bank of America, N.A., and (c) LIBOR plus 1.0%, plus (ii) a margin ranging from 0.40% to 1.30% for base rate loans under the Revolving Credit Facility or a margin ranging from 0.35% to 1.20% for base rate loans under the Term Loan. If the “base rate” is less than zero, it will be deemed to be zero for purposes of the Facility. If the Borrower or the Company obtains two investment grade ratings, as further detailed in the credit agreement, the Borrower will have a one-time option to elect to have the interest rate for the Revolving Credit Facility and the Term Loan convert to a ratings grid pricing methodology, with payment of the additional facility fee described below.

Fees

The Borrower must pay to the Administrative Agent a quarterly unused Revolving Credit Facility fee that equals the amount of the Revolving Credit Facility unused by the Borrower on a given day multiplied by either (i) 0.20% on an annualized basis if more than 50% of the Revolving Credit Facility is being used or, (ii) 0.25% on an annualized basis if less than or equal to 50% of the Revolving Credit Facility is being used. Until the earlier of the date on which the Term Loan is fully dispersed, or July 11, 2015, the Borrower must also pay to the Administrative Agent a quarterly Term Loan unused fee that equals the amount of the Term Loan unused by the Borrower on a given day multiplied by 0.25% on an annualized basis.

Commencing at such time as the Borrower elects that the interest rate for the Revolving Credit Facility and the Term Loan should be calculated based upon the Borrower’s investment grade rating, the Borrower must pay to the Administrative Agent a quarterly facility fee equal to the applicable interest rate based upon the Borrower’s rating times the actual daily amount of the aggregate amount of the commitments that are outstanding under the Revolving Credit Facility.

Guarantees and Covenants

Borrowings under the Facility are guaranteed by the Company and certain of its subsidiaries. In addition, the Facility contains customary affirmative and negative covenants.

Repayment

The Facility permits voluntary prepayment of principal and accrued interest without premium or penalty and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Facility, the lenders may accelerate the repayment of amounts outstanding under the Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Use of Proceeds

Borrowings under the Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Facility on January 13, 2015, we borrowed $280 million on the Revolving Credit Facility and $100 million on the Term Loan. We primarily used the proceeds from the Facility to repay the following borrowings:

Prior Senior Unsecured Revolving Term Loan and Line of Credit

On January 13, 2015, we used the Facility described above to replace our existing $620 million senior unsecured term loan and revolving line of credit (the “Old Facility”) with a syndicate of 12 lenders led by Bank of America, N.A., as Administrative Agent, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents. The Old Facility consisted of a $350 million revolving credit facility with a maturity date of January 31, 2016, and contained two 12-month extension options, and a $270 million term loan with a maturity date of January 31, 2018, which contained no extension options.

In connection with the replacement of the Old Facility, we repaid $380 million of outstanding borrowings. The interest rate on the $380 million outstanding under the Old Facility that was repaid in full upon entering into the Facility was 1.88%.

Furthermore, the replacement of the Old Facility on a pro forma basis as of December 31, 2014 would result in a decrease of our overall weighted average interest rate from 4.78% to 4.70% and an increase of our weighted average debt maturity by 0.3 years, before consideration of any available extension options.

The table below reflects our contractual debt maturities as of January 13, 2015, upon the closing of the Facility and our repayment of amounts due under the Old Facility (dollar amounts in thousands):

	As of January 13, 2015
	Mortgage Notes and Other Secured Borrowings			Unsecured Borrowings			Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance - Floating	Outstanding Balance - Fixed	Number of Borrowings Maturing	Outstanding Balance - Floating	Outstanding Balance - Fixed (1)	Outstanding Balance (2)
2015	4	$330	$112,791	—	$—	$—	$113,133
2016	12	7,890	321,838	—	—	—	329,728
2017	6	—	209,721	—	—	—	209,721
2018	—	—	4,999	1	—	100,000	104,999
2019	—	—	5,292	1	80,000	200,000	285,292
2020	1	—	157,944	—	—	—	157,944
2021	—	—	1,707	—	—	—	1,707
2022	1	—	1,663	—	—	—	1,663
2023	—	—	978	—	—	—	978
2024	—	—	1,034	—	—	—	1,034
Thereafter	2	—	5,397	—	—	—	5,397

Total	26	$8,220	$823,364	2	$80,000	$300,000	$1,211,596

(1)	Unsecured borrowings presented include (i) borrowings under our Revolving Credit Facility of $280 million, which mature in 2019, subject to one 12-month extension option, and (ii) Term Loan borrowings of $100.0 million, which mature in 2018, subject to two 12-month extension options.
(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include (i) the increase due to mark-to-market adjustment on assumed debt, and (ii) the decrease due to the GAAP principal amortization of our restructured mortgage note that does not reduce the contractual amount due of the related mortgage note as of January 13, 2015.

Entry Into a New Credit Agreement

Terms of the Agreement

On February 27, 2015, the Operating Partnership, as Borrower, entered into a credit agreement providing for a $200 million unsecured term loan (the “$200 Million Term Loan”) with a syndicate of six lenders led by Wells Fargo Bank, National Association as Administrative Agent and Regions Bank as Syndication Agent. The Lenders are Wells Fargo Bank, National Association; Regions Bank; Capital One, National Association; Raymond James Bank, N.A., TD Bank, N.A.; and MUFG Union Bank, N.A. The $200 Million Term Loan provides the Borrower and/or the Company with the ability from time to time to increase the size of the $200 Million Term Loan by up to a total of $100 million less the amount of any prepayments under the $200 Million Term Loan, subject to receipt of lender commitments and other conditions.

The primary interest rate for the $200 Million Term Loan is based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The maturity date of the $200 Million Term Loan is February 27, 2022 with no extension option. Based on our current consolidated leverage ratio, we can elect to borrow at LIBOR, plus 1.65%. Alternatively, we can choose to borrow at a “base rate” equal to (i) the highest of (a) the prime rate announced by Wells Fargo Bank, National Association, (b) the Federal Funds Rate plus 0.50% and (c) LIBOR Market Index Rate plus 1%, plus (ii) a margin ranging from 0.65% to 1.55%, and would be 0.65% based on our current consolidated leverage ratio.

Delayed Draw Feature

During the period commencing on the Effective Date to the date that is one hundred eighty days thereafter, i.e. August 26, 2015 (“$200 Million Term Loan Draw Deadline”), each $200 Million Term Loan lender severally agrees to make term loans to the Borrower and/or the Company in the aggregate principal amount up to the amount of such lender’s commitment under the $200 Million Term Loan. Such amounts may not be reborrowed once repaid. All unfunded commitments under the $200 Million Term Loan shall expire on the $200 Million Term Loan Draw Deadline. We did not draw any funds upon the closing of the $200 Million Term Loan.

Fees

Until the earlier of the date on which the $200 Million Term Loan is fully disbursed, or August 26, 2015, the Borrower must pay to the Administrative Agent a quarterly unused fee that equals the amount of the $200 Million Term Loan unused by the Borrower on a given day multiplied by 0.25% on an annualized basis.

Guarantees and Covenants

Borrowings under the $200 Million Term Loan are guaranteed by the Company and certain of its subsidiaries. The $200 Million Term Loan requires the maintenance of certain financial covenants, including: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) total secured indebtedness to total asset value; (v) total secured recourse indebtedness to total asset value; (vi) unsecured interest coverage ratio; (vii) unencumbered asset pool leverage ratio; and (viii) unencumbered property pool criteria. The $200 Million Term Loan provides the flexibility to move assets in and out of the unencumbered property pool during the term of the $200 Million Term Loan.

In addition, the $200 Million Term Loan contains customary affirmative and negative covenants, which limit the Borrower and/or the Company, subject to various exceptions and thresholds from: (i) creating liens on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; (vi) changing the nature of the Company’s business; (vii) if the Borrower is in default under the Tern Loan, paying certain distributions or certain other payments to affiliates; (viii) permitting assets to become “plan assets” under ERISA or the Code; (ix) violating or permitting the violation of any environmental law; and (x) violating any sanctions.

Information

The $200 Million Term Loan agreement requires the Borrower to furnish to the Administrative Agent, among other things, specified quarterly and annual financial information, and a compliance certificate.

Repayment

The $200 Million Term Loan permits voluntary prepayment of the loan at any time subject to (i) payment of applicable LIBOR breakage fees and (ii) payment of the applicable prepayment premium, which is between 0.0% and 2.0% of the principal amount prepaid depending on the amount of the time that has lapsed between the Effective Date of the $200 Million Term Loan and the date of the voluntary prepayment.

As is customary in such financings, if an event of default occurs under the $200 Million Term Loan, the Lenders may accelerate the repayment of amounts outstanding under the $200 Million Term Loan and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Use of Proceeds

Borrowings under the $200 Million Term Loan are available for general business purposes including, but not limited to, financing the acquisitions of permitted investments, and financing capital expenditures.

Investment Strategy, Objectives and Policies

The following disclosure updates the “Investment Strategy, Objectives and Policies” section of the Prospectus and all similar disclosure in the Prospectus.

Investment Objectives

Our primary investment objectives are:

•	providing current income to our stockholders in the form of quarterly cash distributions;

•	preserving and protecting our stockholders’ capital investments;

•	realizing capital appreciation in our share price from active investment management and asset management; and

•	providing portfolio diversification in the form of multi-asset class investing in direct real estate.

We cannot assure you that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

Investment Strategy

Our investment strategy is designed to focus on generating income to support the quarterly dividend, on protecting capital and on growing net asset value over time. We seek to leverage our extensive knowledge of targeted real estate markets and property types to capitalize on opportunities where there is a disconnect between our assessment of an investment’s intrinsic value relative to market value. In addition, we seek to optimize the value of our portfolio through strategic financing, diligent asset management and selective asset disposition.

We believe that the real estate market is cyclical, with different demand for property types at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by real estate markets. One reason we focus on multiple properties types and markets is to increase our ability to take advantage of these market cycles. We believe that the more opportunities we see to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for our stockholders. Seeing more opportunities may also allow us to be consistent and meaningful investors throughout different cycles. When we believe one market is overvalued, we patiently wait and focus on another market that we believe is overlooked.

We also believe that value is based on the investment’s ability to produce cash flow and not what the next buyer will pay at any point in time. We focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from tenants seeking quality space.

We primarily target direct investments in our four target property categories of office, industrial, retail and multifamily. While we aim to diversify our real estate portfolio by owning properties in each of these categories, we are not tied to specific allocation targets and we may not always have significant holdings, or any holdings at all, in each category. For example, we do not currently own multifamily investments, although we may consider multifamily investment opportunities in the future. Also, through the disposition of assets, our ownership of industrial assets has declined and is expected to further decline to less than 5% of our portfolio if and when certain pending dispositions are completed. To a lesser extent we may invest in other types of real estate including, but not limited to hospitality, medical offices, student housing and unimproved land. We anticipate that the majority of our real property investments will be made in the United States, although we may also invest in Canada and Mexico, and potentially elsewhere on a limited basis, to the extent that opportunities exist that may help us meet our investment objectives.

To provide diversification to our portfolio, we have invested and may continue to invest in real estate-related debt, which will generally include originating and participating in mortgage loans secured by real estate, mezzanine debt and other related investments. Any investments in real estate-related securities will generally focus on equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being the preservation of liquidity in support of our share redemption program.

In 2014, we disposed of approximately $230.5 million of assets and we acquired approximately $138.9 million of assets. The assets that we sold were generally higher-yielding than the new assets we acquired, although we believe the acquired assets exhibit greater potential for revenue growth going forward. We believe that market conditions may cause us to continue to explore in certain markets the disposition of higher-yielding assets and in certain target markets the acquisition of assets that may generate lower yields but with greater growth potential. In this regard, on December 9, 2014, we entered into an agreement to sell a portfolio of twelve office and industrial properties comprising approximately 2.7 million net rentable square feet for a gross sales price of approximately $398.6 million. On January 15, 2015, the due diligence period for the prospective buyer expired and the $6.0 million deposit became non-refundable. The contract remains subject to various contingencies, and we cannot provide assurance whether or when this transaction will close. The current outside closing date is April 30, 2015, although such closing may occur earlier upon satisfaction of certain conditions. Although there can be no assurance that we will pursue this strategy or be successful in its execution, this may mean that, for some period of time, higher-yielding assets are sold from our portfolio in exchange for assets that initially may produce lower current income but which we believe will generate increased income over time through increased tenant demand and rental rate growth in order to generate long term growth in net asset value.

Portfolio Diversification

Our objective is to build a high-quality, diversified real estate portfolio. Although there can be no assurance that we will achieve this objective, we intend to diversify our portfolio by key portfolio attributes including, but not limited to, (1) property type, (2) target market, with consideration given to geographic concentrations, (3) average lease terms and portfolio occupancy expectations, (4) tenant concentrations, including credit and exposure to particular businesses or industries and (5) debt profile with the goal of maximizing flexibility while seeking to minimize cost and mitigate the risks associated with changes in interest rates and debt maturities.

As of December 31, 2014, we had total gross investments with an estimated fair value of approximately $2.6 billion (calculated in accordance with our valuation procedures), comprised of:

(1)	68 operating properties located in 24 geographic markets in the United States, aggregating approximately 11.9 million net rentable square feet, which were approximately 93.7% leased. Our operating real property portfolio includes an aggregate fair value of approximately $2.5 billion and consists of:

•	24 office properties located in 15 geographic markets, aggregating approximately 5.1 million net rentable square feet, with an aggregate fair value of approximately $1.4 billion;

•	32 retail properties located in seven geographic markets, aggregating approximately 3.3 million net rentable square feet, with an aggregate fair value of approximately $786.7 million; and

•	12 industrial properties located in eight geographic markets, aggregating approximately 3.5 million net rentable square feet, with an aggregate fair value of approximately $248.3 million.

(2)	Approximately $95.0 million in net debt related investments, including (i) investments in mortgage notes of approximately $76.2 million, and (ii) investments in mezzanine debt of $18.8 million.

Real Estate Portfolio

We generally intend to utilize a long-term hold strategy for strategic investments within our portfolio of real estate assets, which will primarily consist of “core” or “core-plus” properties that have significant operating histories and existing leases whereby a significant portion of the total investment return is expected to be derived from current income. In addition, we may invest in a relatively smaller proportion of “value added” opportunities that arise in circumstances where a real property may be situationally undervalued or where product re-positioning, capital expenditures and/or improved property management may increase cash flows, and where the total investment return is generally expected to have a relatively larger component derived from capital appreciation. As described above, although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate market.

The Advisor has substantial discretion with respect to identifying and evaluating prospective real property investments. In determining the specific types of real property investments to potentially recommend to our board of directors, the Advisor will utilize the following criteria:

•	positioning the overall portfolio to achieve a desired mix of real property and other real estate-related investments;

•	diversification benefits relative to the rest of the real property and other assets within our portfolio;

•	broad assessment of macro and microeconomic, employment and demographic data and trends;

•	regional, market and property specific supply/demand dynamics;

•	credit quality of in-place tenants and the potential for future rent increases;

•	physical condition and location of the asset;

•	market rents and opportunity for revenue and net operating income growth;

•	opportunities for capital appreciation based on product repositioning, operating expense reductions and other factors;

•	liquidity and income tax considerations; and

•	additional factors considered important to meeting our investment objectives.

The board of directors has delegated to the Investment Committee the authority to review and approve any real property acquisition and development (including real property portfolio acquisitions and developments), for a purchase price or total project cost of up to $25,000,000. The board of directors, including a majority of the independent directors, must approve all real property acquisitions and developments, including real property portfolio acquisitions and developments, for a purchase price or total project cost greater than $25,000,000, including the financing of such acquisitions and developments.

We are not specifically limited in the number or size of real properties we may acquire, or on the percentage of the net proceeds from this offering that we may invest in a single real property or real property type. However, we may not invest in excess of 10% of the aggregate cost of the real property assets within our portfolio in unimproved land or real properties that are not expected to produce income within two years of their acquisition. The specific number and mix of real properties we acquire will depend upon real estate market conditions, other circumstances existing at the time we are acquiring our real properties and the amount of proceeds we raise in this offering.

Real Estate-Related Debt and Securities Portfolio

To the extent that we invest in real estate-related debt, our primary targeted real estate-related debt investments include, but are not limited to, originations of and participations in commercial mortgage loans secured by real estate, mezzanine loans, other types of preferred equity and certain other types of debt-related investments that may help us reach our diversification, liquidity and other investment objectives. With respect to investments in real estate-related securities, our primary goal in making such investments is to preserve liquidity in support of our share redemption program, although in the future we may change our objectives with respect to investments in real estate-related securities. Targeted securities investments may include, but are not limited to, the following: (1) equity securities such as preferred stocks, common stocks and convertible preferred securities of public or private real estate companies (including other REITs, real estate operating companies, homebuilders and other real estate companies), (2) debt securities issued by other real estate companies, (3) U.S. government and agency securities and (4) certain other types of securities and debt-related investments that may help us reach our diversification, liquidity and other investment objectives. We do not intend to make any further investment in commercial mortgage-backed securities or commercial real estate collateralized debt obligations.

Our charter provides that we may not invest in securities unless a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable and that, generally, we may not make mortgage loan investments (other than an investment in mortgage programs or residential mortgage backed securities) unless an appraisal is obtained concerning the underlying property and the aggregate amount of all mortgage loans outstanding on the property do not exceed an amount equal to 85% of the appraised value of the property unless substantial justification exists because of the presence of other underwriting criteria. See “Investment Limitations” below. Consistent with such requirements, in determining the types of real estate-related debt and securities investments to make, we evaluate specific criteria for each prospective real estate-related debt and securities investment including:

•	positioning the overall portfolio to achieve a desired liquidity mix of real property and other real estate-related investments;

•	diversification benefits relative to the rest of the real estate-related debt and securities within our portfolio;

•	fundamental securities analysis;

•	quality and sustainability of underlying property cash flows;

•	broad assessment of macro-economic data and regional property level supply and demand dynamics;

•	potential for delivering current income and attractive risk-adjusted total returns; and

•	additional factors considered important to meeting our investment objectives.

We are not specifically limited in the number or size of our real estate-related debt or securities investments, or on the percentage of the net proceeds from this offering that we may invest in a single real estate-related debt or security investment or pool of investments. The specific number and mix of real estate-related debt and securities in which we invest will depend upon real estate market conditions, other circumstances existing at the time we are making investments and the amount of proceeds we raise in this offering. We will not invest in securities of other issuers for the purpose of exercising control and the first or second mortgages in which we intend to invest will likely not be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured.

Development and Construction of Properties

We may invest a portion of the proceeds available for investment in unimproved land upon which improvements are to be constructed or completed. However, we may not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Development of real properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables. To help ensure performance by the builders of real properties that are under construction, we intend to require a guarantee of completion at the price contracted either by an adequate completion bond or performance bond. The Advisor may rely upon the net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the person entering into the construction or development contract as an alternative to a completion bond or performance bond. The Advisor may elect to employ one or more project managers (who under some circumstances may be affiliated with the Advisor or the Property Manager) to plan, supervise and implement the development and construction of any unimproved real properties which we may acquire. Such persons would be compensated by us.

Acquisition of Properties from the Advisor, its Affiliates and Other Related Entities

We are not precluded from acquiring real properties, directly or through joint ventures, from the Advisor, its affiliates or entities sponsored or advised by affiliates of the Sponsor. Any such acquisitions are subject to approval by our board of directors consistent with the conflict of interest procedures described in this prospectus. See “Conflicts of Interest—Conflict Resolution Procedures.”

Joint Ventures

A component of our investment strategy may include entering into joint venture agreements with partners in connection with certain property acquisitions and debt-related investments. With respect to these agreements, we may make varying levels of contributions in such ventures, including, without limitation, contributions of existing assets, and may take varying levels of management, control and decision rights. These agreements may allow us or our joint venture partners to be entitled to profit participation upon the sale of a property. With respect to any joint venture, we may enter into an advisory or sub-advisory agreement with an affiliate of the Advisor. We may also enter into arrangements with the Advisor in which the Advisor receives fees (directly or indirectly, including through a subsidiary of ours) from the joint venture entity or from the joint venture partner. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement.

In certain circumstances, where we have entered and may enter into a joint venture with a partner who may also be a product specialist of our Advisor, as described below, a joint venture partner or an affiliate thereof may also be responsible for certain acquisition, asset management or other services, for which our Advisor may reallow a portion of the fees that it receives from us. Where we have entered and may enter into a joint venture, partnership or similar arrangement with the Advisor’s product specialists for the purpose of acquiring portfolio assets, the product specialists may or may not make an equity capital contribution to any such arrangement and may or may not participate in any potential profits of the relevant portfolio assets. Such profit participations are separate from and have no impact on fees paid by us to the Advisor.

We may enter into joint ventures, general partnerships, co-tenancies and other participation arrangements, with one or more institutions or individuals, including real estate developers, operators, owners, investors and others, some of whom may be affiliates of the Sponsor, entities sponsored or advised by affiliates of the Sponsor, and/or the Advisor’s product specialists, for the purpose of acquiring, developing, owning and managing one or more real properties. We may enter into arrangements pursuant to which we serve as general partner or manager and receive promotional interests and/or fees in return for managing investments held by the joint venture. In determining whether to recommend a particular joint venture, the Advisor evaluates the real property that such joint venture owns or is being formed to own under the same criteria used for the selection of our real property investments.

In certain circumstances, we may enter into a joint venture with a partner who is a product specialist with whom our Advisor has entered into a strategic alliance. Typically, such product partners are affiliated or third-party product specialists that have specialized expertise and dedicated resources in specific areas of real property or real estate-related debt or securities and assist the Advisor in connection with identifying, evaluating and recommending potential investments, performing due diligence, negotiating purchases and managing our assets on a day-to-day basis. These strategic alliances are intended to allow the Advisor to leverage the organizational infrastructure of experienced real estate developers, operators and investment managers, and to potentially give us access to a greater number of high-quality real property and other investment opportunities.

In selecting product specialists to assist with the selection, acquisition and/or operation of our real property and real estate-related debt and securities, the Advisor uses various criteria, including, but not limited to, a combination of the following:

•	a disciplined approach to real estate investing;

•	access to a steady flow of potential acquisitions that meet our investment criteria;

•	significant investment research capabilities;

•	depth of relationships across the commercial real estate industry;

•	financial resources and stability;

•	a significant investment and/or operating history regarding the specific securities type(s), real estate property type(s) and/or geographic market(s) being considered;

•	a track record of success in preserving capital and growing property level net operating income and/or securities investment yields; and

•	other potential factors deemed important to the selection, acquisition and/or operation of real property and real estate-related debt and securities.

The use of product specialists or other service providers does not eliminate or reduce the Advisor’s fiduciary duty to us. The Advisor retains ultimate responsibility for the performance of all of the matters entrusted to it under the Advisory Agreement. Pursuant to the Advisory Agreement with the Advisor, we pay the Advisor certain fees. Agreement(s) between the Advisor and its product specialists are structured in a manner designed to align the product specialists’ incentives with our stockholders’ interests and our investment objectives. To the extent that agreements are entered into with affiliates of the Advisor, such agreements are subject to approval by our independent directors and include provisions to avoid duplication of fees paid by investors.

Our board of directors or the appropriate committee of our board normally approves a joint venture prior to the signing of a legally binding purchase agreement for the acquisition of a specific real property or leases with one or more major tenants for occupancy at a particular real property and prior to the satisfaction of all major contingencies contained in such purchase agreement. However, the board’s approval of a joint venture may occur before or after any such time, depending upon the particular circumstances surrounding each potential joint venture agreement. You should not rely upon our initial disclosure of any proposed joint venture agreement as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement. We may enter into joint ventures with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor for the acquisition of real properties, but only provided that:

•	a majority of our directors, including a majority of the independent directors, approve the transaction as being fair and reasonable to us; and

•	the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

In certain cases, we may be able to obtain a right of first refusal to buy a real property if a particular joint venture partner elects to sell its interest in the real property held by the joint venture. In the event that the joint venture partner were to elect to sell real property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the joint venture partner’s interest in the real property held by the joint venture. In the event that any joint venture with an entity affiliated with our Advisor or sponsored or advised by an affiliate of our Sponsor holds interests in more than one real property, the interest in each such real property will be generally allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

As of December 31, 2014, all of our joint venture partners also serve as product specialists with regard to the properties held in their respective joint venture. We had joint venture agreements with the following joint venture partners and/or their affiliates as of December 31, 2014:

Joint Venture Partner	Investment Type	Number of Investments	% of Fair Value
Alliance Commercial Properties LLC	Office properties	2	1.2%
Amerimar Enterprises LLC	Office property	1	1.3%
DCT Industrial Trust	Industrial properties	4	1.1%

		7	3.6%

Real Property Ownership

Our investments in real properties generally take the form of holding fee title or a long-term leasehold estate. We generally acquire such interests either (a) directly through DCTRT Real Estate Holdco LLC, a wholly owned subsidiary of the Operating Partnership, or wholly owned subsidiaries thereof or (b) indirectly through limited liability interests or through investments in joint ventures, general partnerships, co-tenancies or other co-ownership arrangements with the developers of the real properties, entities sponsored or advised by affiliates of the Sponsor or other persons. In addition, we may purchase real properties and lease them back to the sellers of such real properties. While we will use commercially reasonable efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the IRS will not challenge such characterization. In the event that any such recharacterization were successful, deductions for depreciation and cost recovery relating to such real property would be disallowed and it is possible that under some circumstances we could fail to qualify as a REIT as a result. See “Federal Income Tax Considerations—Sale-Leaseback Transactions.”

In determining whether to purchase a particular real property, we may, in accordance with customary practices, obtain a purchase option on such real property. The amount paid for a purchase option, if any, is normally surrendered if the real property is not purchased and is normally credited against the purchase price if the real property is purchased.

Due Diligence

Our obligation to close a transaction involving the purchase of a real property asset is generally conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;

•	environmental reports;

•	surveys;

•	evidence of marketable title subject to such liens and encumbrances; and

•	title and liability insurance policies.

Our policy is generally to not close a transaction involving the purchase of a real property asset unless and until we obtain an environmental assessment (generally a minimum of a Phase I review) for each real property purchased.

Terms of Leases and Tenant Creditworthiness

The terms and conditions of any lease we enter into with our tenants may vary substantially from those we describe in this prospectus. The Advisor reviews the creditworthiness of potential tenants of our real properties depending on the type of real property. Although we are authorized to enter into leases with any type of tenant, we anticipate that major corporations, smaller corporations and other organizations will be our tenants under many of our office, retail and industrial property leases. These types of tenants, as well as individuals who may be tenants under multifamily property leases, will generally be subjected to a credit review prior to entering into new leases with us or upon renewal of existing leases.

We anticipate that tenant improvements required to be funded by us as the landlord under leases in connection with newly acquired real properties will be funded from proceeds from this offering or, to the extent available, through our cash from operations or financing. However, at such time as a tenant at one of our real properties does not renew its lease or otherwise vacates its space in one of our industrial, retail or office buildings, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. Since we do not anticipate maintaining permanent working capital reserves, we may not have access to funds required in the future for tenant improvements and tenant refurbishments in order to attract new tenants to lease vacated space.

In this regard, we anticipate that most of our leases for office, industrial and retail properties will be for fixed rentals with periodic increases based on the consumer price index or similar adjustments and that most of the rentals under our leases for industrial, office or multifamily properties will not be based on the income or profits of any person. Rentals due under leases for retail properties may be based in part on the income of the retail tenant. In such cases where the tenant is required to pay rent based on a percentage of the tenant’s income from its operations at the real property, the actual rental income we receive under such a lease may be inadequate to cover the operating expenses associated with the real property if a tenant’s income is substantially lower than projected. In such case, we may not have access to funds required in the future to pay the operating expenses associated with the real property.

Disposition Policies—Real Estate Portfolio

We generally acquire real property assets with an expectation of holding each asset for an extended period. However, circumstances might arise which could result in a shortened holding period for certain assets. As described above, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets. A real property asset may be sold before the end of the expected holding period if:

•	current market values exceed our internal intrinsic value assessment;

•	we believe full current value has been reached and the value of the asset might decline;

•	there is a change in the local economy or regulatory environment;

•	there are diversification benefits associated with disposing of the asset and rebalancing our investment portfolio;

•	an opportunity has arisen to pursue a more attractive real property or real estate-related debt or securities investment;

•	a major tenant has involuntarily liquidated or is in default under its lease;

•	the asset was acquired as part of a portfolio acquisition and does not meet our strategic plan;

•	there exists an opportunity to enhance overall investment returns by raising capital through the sale of the asset; or

•	the sale of the real property is in our best interests.

The selling price of a real property which is net leased will be determined in large part by the amount of rent payable under the lease(s) for such real property. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of real properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. See “Federal Income Tax Considerations—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement.” The terms of payment will be affected by custom in the area in which the real property being sold is located and by the then-prevailing economic conditions.

The determination of whether a particular real property should be sold or otherwise disposed of will be made with a view toward achieving our investment objectives for our stockholders. We cannot assure you that these objectives will be realized.

The board of directors has delegated to the Management Committee the authority to approve all real property dispositions, including real property portfolio dispositions, proposed by the Advisor for a sales price of up to $25,000,000, provided that the total dispositions approved by the Management Committee in any quarter may not exceed $50,000,000. The board, including a majority of the independent directors, must approve all real property dispositions, including real property portfolio dispositions, proposed by the Advisor (i) for a sales price greater than $25,000,000, and (ii) once the total dispositions approved by the Management Committee in any quarter equals $50,000,000, for any sales price through the end of such quarter.

Disposition Policies—Real Estate-Related Debt and Securities

In general, the holding period for real estate-related debt and securities is expected to be shorter than the holding period for real property assets. The determination of whether a particular real estate-related debt or security investment should be sold or otherwise disposed of will be made after consideration of relevant factors with a view toward achieving maximum total investment return for the asset. Relevant factors that are considered when disposing of a security or debt-related investment include:

•	the prevailing economic, real estate and securities market conditions;

•	the extent to which an asset has realized its expected total return;

•	portfolio rebalancing and optimization;

•	diversification benefits;

•	opportunities to pursue a more attractive real property or real estate-related debt or securities investment;

•	liquidity benefits with respect to sufficient funds for the share redemption program; and

•	other factors that determine that the sale of the security or debt-related asset is in our best interests.

Borrowing Policies

We use and intend to continue to use secured and unsecured debt as a means of providing additional funds for the acquisition of real property and real estate-related debt and securities. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for the types of loans we seek. See “Risk Factors—Risks Related to Adverse Changes in General Economic Conditions.” When debt financing is unattractive due to high interest rates or other reasons, or when financing is otherwise unavailable on a timely basis, we may purchase certain assets for cash with the intention of seeking debt financing at a later time.

We intend to use financial leverage to provide additional funds to support our investment activities. We calculate our leverage for reporting purposes as our total borrowings, calculated on the basis of GAAP, divided by the fair value of our real property and debt-related investments. Based on this methodology, as of December 31, 2014, our leverage was 46.5%. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our current leverage target is between 40-60%. Although we will generally work to maintain the targeted leverage ratio over the near term, we may change our targeted leverage ratio from time to time. In addition, we may vary from our target leverage ratio from time to time, and there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

There is no limitation on the amount we may invest in any single improved real property, security or debt-related investment. However, under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the sum of (a) the aggregate cost of our real property assets before non-cash reserves and depreciation and (b) the aggregate cost of our real estate-related debt and securities. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report, along with an explanation for such excess. In such event, we will review our debt levels at that time and take action to reduce any such excess as soon as practicable.

Our board of directors has delegated (i) to our Chief Financial Officer the authority to review and approve any proposed new borrowing or refinancing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed borrowing or refinancing does not exceed $25,000,000, (ii) to the Management Committee the authority to review and approve any proposed new borrowing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed borrowing does not exceed $50,000,000 and the amount of total new borrowings approved by the Management Committee in any quarter does not exceed $100,000,000, and (iii) to the Management Committee the authority to review and approve any proposed refinancing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed refinancing does not exceed $100,000,000 and the amount of total new refinancings approved by the Management Committee in any quarter does not exceed $100,000,000. Such debt may be fixed or floating rate.

By operating on a leveraged basis, we expect that we will have more funds available for investments. This will generally allow us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. However, our use of leverage increases the risk of default on loan payments and the resulting foreclosure on a particular asset. In addition, lenders may have recourse to assets other than those specifically securing the repayment of the indebtedness.

The Advisor will seek to obtain financing on the most favorable terms available to us and will seek to refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of any such refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

Our charter restricts us from obtaining loans from any of our directors, the Advisor and any of their affiliates unless such loan is approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. Our aggregate borrowings, secured and unsecured, will be reviewed by the board of directors at least quarterly.

Acquisitions through Equity Issuances

We are not limited to making acquisitions with cash or borrowings. We may also make investments through either public or private offerings of equity securities from us or the Operating Partnership, and we intend to do so when attractive acquisition opportunities are available. In some circumstances, acquiring properties, portfolios or other companies may be an attractive way for us to increase our capital base to grow our company. Some or all of the assets acquired in such a transaction may ultimately be sold by us.

We are not limited in the number or size of investments we may make with equity issuances, and we may effect a merger, business combination or another significant transaction through equity issuances. Such issuances may be comprised of existing classes of shares of our common stock or OP Units in the Operating Partnership, new classes of shares of our common stock or OP Units in the Operating Partnership with preferential terms compared to those of our existing investors (such as preferred stock, preferred OP Units, or contractual obligations to provide protection from adverse tax consequences), or tenancy-in-common interests. We and our Operating Partnership may, with the approval of a majority of our independent directors, agree to pay additional fees to our Advisor, the Dealer Manager and their affiliates in connection with any such transactions.

Prior to December 31, 2009, the Operating Partnership, through DCTRT Leasing Corp., a wholly owned subsidiary, offered undivided tenancy-in-common interests in real properties and beneficial interests in specific Delaware statutory trusts (collectively referred to as “fractional interests”), to accredited investors in private placements exempt from registration under the Securities Act. These fractional interests may have served as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. All of the fractional interests sold to investors pursuant to such private placements are or were 100% master leased by the Operating Partnership or a wholly owned subsidiary thereof, as applicable. Additionally, the Operating Partnership was given a purchase option giving it the right, but not the obligation, to acquire these fractional interests from the investors at a later time in exchange for OP Units (under a prior program administered by the Operating Partnership, such options were granted in the lease itself, and the Operating Partnership continues to hold these options as well).

The Operating Partnership agreed to pay certain up-front fees and reimburse certain related expenses to the Advisor, the Dealer Manager and the Exchange Facilitator with respect to capital raised through the private placements. The Advisor was obligated to pay all of the offering and marketing related costs associated with the private placements; however, the Operating Partnership agreed to pay the Advisor a non-accountable fee for such costs. In addition, the Operating Partnership agreed to pay the Dealer Manager a dealer manager fee and a sales commission. The Dealer Manager could reallow all or a portion of such sales commission and a portion of the dealer manager fee to the effecting broker-dealer. The Operating Partnership also agreed to pay a transaction facilitation fee to the Exchange Facilitator.

Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds prior to a listing of our common stock:

•	We will not invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real property, real estate-related debt and securities.

•	We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.

•	We will not make or invest in individual mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities (“CMBS”) or residential mortgage-backed securities (“MBS”)) unless an appraisal is obtained concerning the underlying property except for those mortgage loans insured or guaranteed by a government or government agency. In cases where a majority of our independent directors so determines, and in all cases in which the transaction is with any of our directors, the Sponsor, the Advisor or any of their affiliates, such appraisal shall be obtained from an independent appraiser. We will maintain such appraisal in our records for at least five years and it will be available for your inspection and duplication. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage.

•	We will not make or invest in mortgage loans that are subordinate to any lien or other indebtedness of any of our directors, the Advisor or its affiliates.

•	We will not invest in securities unless a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable. See “Investment Strategy, Objectives and Policies—Real Estate-Related Debt and Securities Portfolio.”

•	We will not issue (i) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of common stock to us pursuant to our share redemption programs), (ii) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, or (iii) options or warrants to the directors, the Advisor or any of their affiliates except on the same terms as such options or warrants are sold to the general public; options or warrants may be issued to persons other than the directors, the Advisor or any of their affiliates, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a market value less than the value of such option or warrant on the date of grant.

•	We will not make any investment that is inconsistent with our objectives of qualifying and remaining qualified as a REIT unless and until the board of directors determines, in its sole discretion, that REIT qualification is not in our best interests.

•	We will not make or invest in mortgage loans, including construction loans but excluding any investment in CMBS, or residential MBS, on any one real property if the aggregate amount of all mortgage loans on such real property would exceed an amount equal to 85% of the appraised value of such real property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria.

•	We will not borrow in excess of 300% of the value of our net assets (net assets for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities).

•	We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets.

•	We will not issue equity securities on a deferred payment basis or other similar arrangement.

Investment Company Act Considerations

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an entity may be an “investment company”:

•	If it is engaged primarily, or holds itself out as being engaged primarily or proposing to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	If it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (other than government securities or cash items) on an unconsolidated basis. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (relating to private investment companies).

To continue to avoid registration under the Investment Company Act, we may have to retain assets we would otherwise want to sell and may have to sell assets we would otherwise wish to retain. In addition, we may have to acquire assets that we might not otherwise have acquired and may have to forego opportunities to acquire assets that we would otherwise want to acquire. See “Risk Factors—Investment Company Risks.”

Renewal of Advisory Agreement

On June 25, 2014, we, the Operating Partnership and our Advisor agreed to renew the Advisory Agreement effective as of June 30, 2014 for an additional one-year term expiring June 30, 2015. The terms of the Advisory Agreement otherwise remain unchanged.

Resignation of Austin W. Lehr as Chief Operating Officer

Austin W. Lehr, who served as our Chief Operating Officer since 2010, resigned to pursue other opportunities effective April 30, 2014. Mr. Lehr’s primary duties have been assumed by our President, J. Michael Lynch.

Distributions

On December 4, 2014, the Company’s board of directors authorized a quarterly distribution of $0.09 per share of common stock, subject to adjustment for class-specific expenses, for the first quarter of 2015. The Company’s board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution will be payable to stockholders of record as of the close of business on each day during the period, from January 1, 2015 through and including March 31, 2015, prorated for the period of ownership. Distributions on our shares accrue daily.

Policies Regarding Distributions

The following disclosure updates the “Description of Capital Stock—Distributions” section of the Prospectus and all similar disclosure in the Prospectus.

We intend to continue to accrue distributions daily and make distributions on a quarterly basis following the end of each calendar quarter and we began making such distributions following the first calendar quarter after the quarter in which the minimum offering requirements were met for our initial public offering. However, we reserve the right to adjust the periods during which distributions accrue and are paid. In prior years, all of our distributions had been funded through a combination of both our operations and borrowings. Although our distributions during 2014, 2013 and 2012 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of quarterly distributions to our stockholders entirely from our operations over time. However, if we are unsuccessful in investing the capital we raise in this offering on an effective and efficient basis or if our existing operations perform poorly, we may be required to fund our quarterly distributions to our stockholders from a combination of our operations and financing activities, which include net proceeds of this offering and borrowings (including borrowings secured by our assets). We have not established a cap on the amount of our distributions that may be paid from any of these sources.

Our board of directors determines the level of our distributions each quarter. In determining the appropriate level of a distribution, our board of directors considers a number of factors, including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We can give no assurance that the board of directors will continue to set distributions at current levels and our distribution levels may change from time to time. Depending on the distribution level relative to cash flow generated from our portfolio, if our quarterly distributions exceed cash flow generated from our operations, it may cause a decrease in our NAV if not offset by other effects.

In connection with a distribution to our stockholders, our board has historically authorized, and intends to continue to authorize, a quarterly distribution of a certain dollar amount per share of our common stock before or on the first day of each quarter. We then calculate each stockholder’s specific distribution amount for the quarter using daily record and declaration dates and your distributions will begin to accrue on the date and time that you become a record owner of our common stock, subject to our board of directors declaring a distribution for record owners as of such date and time. We accrue the amount of declared distributions as our liability on a daily basis, and such liability is accounted for in determining the NAV.

Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class E, Class A, Class W and Class I shares differs because of different allocations of class-specific expenses. We use the record share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose any other method that will not cause our distributions to be treated as preferential dividends under the Code. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (AICPA). Under this method, the amount to be distributed on shares of our common stock is increased by the sum of all class-specific expenses accrued for such period. Such amount is divided by the number of shares of our common stock outstanding on the record date. Such per share amount is reduced for each class of common stock by the per share amount of any class-specific expenses allocable to such class.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. See “Federal Income Tax Considerations—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement.” Distributions are authorized at the discretion of the board of directors, in accordance with our earnings, cash flow and general financial condition. The board’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us. For information regarding our historical distributions, see “Selected Information Regarding Our Operations—Distribution Information.”

We are prohibited from making distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Company and the liquidation of assets in accordance with the terms of our charter, or distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those stockholders that accept such offer. We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders, provided that the securities so distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities.

Primary Dealer Fee

The following replaces the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee” and all similar disclosure in the Prospectus.

Pursuant to an amendment to our dealer manager agreement entered into on May 31, 2013, from time to time we may agree to pay the Dealer Manager a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300,000,000. Pursuant to this amendment, the Dealer Manager retains 0.5% of such gross proceeds and reallows the remainder of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers. The Dealer Manager considers the primary dealer fee to be underwriting compensation subject to the limits described below. The primary dealer fee will be paid by us and will not be considered to be a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. As of December 31, 2014, we have paid a primary dealer fee of $3.6 million with respect to $71.1 million of the total gross proceeds raised in this offering. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $15 million, although in the future we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments.

Net Asset Value Calculation and Valuation Procedures

The following disclosure updates the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus and all similar disclosure in the Prospectus.

Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP as applicable to our financial statements. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Firm

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”), to serve as our independent valuation firm with respect to the daily valuation of our real property portfolio. Altus Group is a multidisciplinary provider of independent, commercial real estate consulting and advisory services in multiple offices around the world, including Canada, the U.K., Australia, the United States and Asia Pacific. Altus Group is engaged in the business of valuing commercial real estate properties and is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Firm will not be based on the estimated values of our real property portfolio. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm. We will promptly disclose any changes to the identity or role of the Independent Valuation Firm in this prospectus and in reports we publicly file with the Commission.

The Independent Valuation Firm discharges its responsibilities in accordance with our real property valuation procedures described below and under the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property portfolio, but periodically receives and reviews such information about the valuation of the real property portfolio as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Firm is responsible for providing our real property valuations, our Independent Valuation Firm is not responsible for nor prepares our daily NAV.

At this time, the Independent Valuation Firm is engaged solely to provide our daily real property portfolio valuation and to help us manage the property appraisal process, but it may be engaged to provide additional services, including providing an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise), in the future. Our Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.

Real Property Portfolio Valuation

Daily Valuation Process

The real property portfolio valuation, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm on each business day. The foundation for this valuation is periodic appraisals, as discussed further below. However, on each business day, the Independent Valuation Firm adjusts a real property’s valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Furthermore, the value of our properties is determined on an unencumbered basis. The effect of property-level debt on our NAV is discussed further below.

Using information derived from a variety of sources including, but not limited to, the property’s most recent appraisal, information from management and other information derived through the Independent Valuation Firm’s database, industry data and other sources, the Independent Valuation Firm determines the appropriate adjustment to be made to the estimated value of the property based on material events, which may include a change to underlying property fundamentals or cash flows or a change in overall market conditions. The Independent Valuation Firm collects all reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm relies in part on property-level information provided by the Advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the Advisor promptly notifies the Independent Valuation Firm. Any adjustment to the valuation of a property is performed as soon as practicable after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our daily NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such adjustments are estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm provides our board of directors with reports on its valuation activity.

The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and do not reflect transaction costs associated with property dispositions. However, as discussed below, in some circumstances such as when an asset is anticipated to be acquired or disposed, we may apply a probability-weighted analysis to factor in a portion of potential transaction costs or other resulting adjustments in our NAV calculation.

Each individual appraisal report for our assets (discussed further below) is addressed solely to our company to assist the Independent Valuation Firm in providing our real property portfolio valuation. Our Independent Valuation Firm’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent Valuation Firm does not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

In conducting its investigation and analyses, our Independent Valuation Firm takes into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our Advisor. Although our Independent Valuation Firm may review information supplied or otherwise made available by us or our Advisor for reasonableness, it assumes and relies upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and does not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm assumes that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and relies upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.

In performing its analyses, our Independent Valuation Firm makes numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm assumes that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis and conclusions. Our Independent Valuation Firm’s appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

The analyses performed by our Independent Valuation Firm do not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses.

Property Appraisals

Periodic real property appraisals serve as the foundation of the Independent Valuation Firm’s daily real property portfolio valuation. The overarching principle of these appraisals is to produce valuations that represent fair and accurate estimates of the unencumbered values of our real estate or the prices that would be received for our real properties in arm’s-length transactions between market participants before considering underlying debt. The valuation of our real properties determined by the Independent Valuation Firm may not always reflect the value at which we would agree to buy or sell such assets and the value at which we would buy or sell such assets could materially differ from the Independent Valuation Firm’s estimate of fair value. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

We obtain ongoing appraisals pursuant to schedules prepared by the Independent Valuation Firm and our advisor that are designed to conduct appraisals on each of our properties throughout any given calendar year. In order to provide a smooth and orderly appraisal process, we seek to have approximately 1/12th of the portfolio appraised each month, although we may have more or less appraised in a month. In no event will a calendar year pass without having each and every property valued by appraisal unless such asset is bought or sold in such calendar year. The acquisition price of newly acquired properties will serve as our appraised value for the year of acquisition, and thereafter will be part of the appraisal cycle described above such that they are appraised at least every calendar year.

Appraisals are performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The Independent Valuation Firm is involved with the appraisal process, but we have engaged other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties. Appraisal Firms were chosen from a list of firms pre-approved by our board of directors, including a majority of our independent directors, based on their qualifications. The Independent Valuation Firm confirms the reasonableness of the appraisal before reflecting any valuation change in its valuation of our real property portfolio. Real estate appraisals are reported on a free-and-clear basis (for example no mortgage), irrespective of any property-level financing that may be in place. Such property-level financings ultimately are factored in and do reduce our NAV in a manner described in more detail below.

Portfolio Assets, Joint Ventures and Developments

Properties purchased or operated as a portfolio or held in a joint venture that acquires properties over time may be valued as a single asset, which may result in a different value than if they were valued as individual assets. Investments in joint ventures that hold properties are valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, minority discount and control, if applicable, and other relevant factors. Development assets, if any, will be valued at cost plus capital expenditures and will join the appraisal cycle upon the earlier of stabilization or 24 months from substantial completion.

Valuation of Real Estate-Related Assets

Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgage loans, participations in mortgage loans (i.e., A-Notes and B-Notes), mezzanine loans and publicly traded common and preferred stock of real estate companies. In general, the value of real estate-related assets is determined in accordance with GAAP and adjusted upon the occurrence of a material event, or in the case of liquid securities, each business day, as applicable, thereafter, according to the procedures specified below. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our real estate-related assets. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to their acceptance of the additional engagement.

Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans

Individual investments in mortgages, mortgage participations and mezzanine loans are generally included in our determination of NAV at an amount determined in accordance with GAAP and adjusted as necessary to reflect impairments.

Private Real Estate-Related Assets

Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, are valued at cost and thereafter are revalued as determined in good faith by the pricing source. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.

Publicly Traded Real Estate-Related Assets

Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability are valued daily on the basis of publicly available information. Generally, to the extent the information is available, such securities are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Valuation of Liquid Non-Real Estate-Related Assets

Liquid non-real estate-related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate-related assets are valued daily on the basis of publicly available information.

Valuation of Real Estate-Related Liabilities

Our real estate-related liabilities consist of financing for our portfolio of assets. These liabilities are generally included in our determination of NAV in accordance with GAAP. Costs and expenses incurred to secure the financing are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

There are some circumstances where liabilities may be included in our determination of NAV using an alternative methodology to GAAP. For example, if a loan amount exceeds the value of the underlying real property and the loan is otherwise a non-recourse loan, we will assume an equity value of zero for purposes of the combined real property and the loan in the determination of our NAV. Another example would be if a loan restructure or modification has caused the legal liability of the loan to significantly deviate from the carrying value according to GAAP, we would recognize the legal liability rather than the GAAP determination of the liability.

NAV and NAV per Share Calculation

We are offering to the public three classes of shares of our common stock, Class A shares, Class I shares and Class W shares. Our NAV is calculated for each of these classes and our Class E shares after the end of each business day that the New York Stock Exchange is open for unrestricted trading by ALPS Fund Services Inc. (“ALPS” or the “NAV Accountant”), a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS with another party, including our Advisor, if it is deemed appropriate to do so.

At the end of each such trading day, before taking into consideration accrued dividends or class-specific expense accruals, any change in the Aggregate Fund NAV (whether an increase or decrease) is allocated among each class of Fund Interest (i.e., our Class E shares, Class A shares, Class W shares and Class I shares, along with any classes of OP Units held by third parties) based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related assets and liabilities, and daily accruals for income and expenses (including accruals for performance based fees, if any, asset management, dealer manager and distribution fees) and distributions to investors.

Our most significant source of net income is property income. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. For the first month following a property acquisition, we calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For the purpose of calculating our NAV, all organization and offering costs reduce NAV as part of our estimated income and expense accrual. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.

Our liabilities are included as part of our NAV calculation generally based on GAAP. Our liabilities include, without limitation, property-level mortgages, accrued distributions, the fees payable to the Advisor and the Dealer Manager, accounts payable, accrued company-level operating expenses, any company or portfolio-level financing arrangements and other liabilities.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends, the distribution fee and the dealer manager fee, to determine the current day’s NAV. Selling commissions, which are paid by purchasers of Class A shares in the primary offering at the time of purchase in addition to the NAV per Class A share, have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each trading day by the number of shares outstanding for that class on such day.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from that used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from that used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a property, the Independent Valuation Firm may take such contingencies into account when determining the value of such property for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Firm and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur, when determining the timing and magnitude of any adjustments to NAV.

NAV of our Operating Partnership and OP Units

Because certain fees to the Advisor are based on our Aggregate Fund NAV (i.e., the aggregate NAV of our Class E shares, Class A shares, Class W shares and Class I shares, along with the OP Units held by third parties), our valuation procedures include the following methodology to determine the daily NAV of our Operating Partnership and the OP Units. Our Operating Partnership has four classes of OP Units (Class E, Class A, Class W and Class I) that are each economically equivalent to our corresponding classes of shares (Class E, Class A, Class W and Class I). Accordingly, on each business day, the NAV per Class E OP Unit equals the NAV per Class E share, the NAV per Class A OP Unit equals the NAV per Class A share, the NAV per Class W OP Unit equals the NAV per Class W share and the NAV per Class I OP Unit equals the NAV per Class I share. The NAV of our Operating Partnership on each business day equals the sum of the NAVs of each outstanding OP Unit on such business day.

Oversight by our Board of Directors

All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and inform our board of directors of its conclusions. Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real property portfolio and real estate-related assets are determined by the Independent Valuation Firm or other pricing source.

Our Independent Valuation Firm is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.

Limitations on the Calculation of NAV

The largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

Second Amended and Restated Class A, W and I Share Redemption Program

The following disclosure updates the “Description of Capital Stock – Class A, Class W and Class I Share Redemption Program” section of the Prospectus and all similar disclosure in the Prospectus.

On December 4, 2014, our board of directors adopted the Second Amended and Restated Class A, W and I Share Redemption Program (the “Amended AWI SRP”). The Amended AWI SRP became effective on January 1, 2015.

Under the Amended AWI SRP, a quarterly cap is now imposed on the aggregate “net redemptions” of our Class A, Class W and Class I share classes equal to the amount of shares of such classes with a value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the aggregate NAV of the outstanding shares of such classes as of the last day of the previous calendar quarter (the “Amended Quarterly Cap”). We use the term “net redemptions” to mean, for any quarter, the excess of our share redemptions (capital outflows) of our Class A, Class W and Class I share classes over the share purchases net of sales commissions (capital inflows) of such classes in this offering (including purchases made pursuant to our distribution reinvestment plan). Measuring redemptions on a net basis will allow us to provide our stockholders with more liquidity during quarters when we are experiencing inflows of capital. On any business day during a calendar quarter, the maximum amount available for redemptions under the Amended Quarterly Cap will be equal to (1) 5% of the NAV of our outstanding Class A, Class W and Class I shares, calculated as of the last day of the previous calendar quarter, plus (2) proceeds from sales of new Class A, Class W and Class I shares in this offering (including reinvestment of distributions but net of sales commissions) since the beginning of the current calendar quarter, less (3) proceeds paid to redeem shares of such classes since the beginning of the current calendar quarter through the prior business day. The Amended Quarterly Cap will be monitored each business day by us based on reports from our transfer agent, which will provide daily updated information on the proceeds from sales of new shares and the redemption proceeds paid by us. If the Amended Quarterly Cap is reached during a given day, redemptions will be satisfied pro rata on that day and we will no longer redeem shares for the remainder of the quarter, regardless of additional share purchases by investors for the remainder of such quarter.

However, for each future quarter, our board of directors reserves the right to choose whether the Amended Quarterly Cap will be applied to “gross redemptions,” meaning, for any class and any quarter, amounts paid to redeem shares of such class since the beginning of such calendar quarter, or “net redemptions.” In order for the board of directors to change the application of the Amended Quarterly Cap from net redemptions to gross redemptions or vice versa, we will notify stockholders through a prospectus supplement and/or a special or periodic report filed with the Commission, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply.

In addition, for each future quarter, our board of directors reserves the right to choose whether the Amended Quarterly Cap and the “net redemptions” test will be applied to our Class A, Class W and Class I shares on a class-specific basis rather than on the aggregate basis described above. If our board of directors chooses to have the Amended Quarterly Cap and the “net redemptions” test apply on a class-specific basis, then “net redemptions” of our Class A, Class W and Class I share classes will mean, for any class and any quarter, the excess of our share redemptions (capital outflows) of such class over the share purchases net of sales commissions (capital inflows) of such class in this offering (which includes purchases through our distribution reinvestment plan). Further, the Amended Quarterly Cap will mean a quarterly cap on the “net redemptions” of each of our Class A, Class W and Class I share classes equal to the amount of shares of such class with an aggregate value (based on the redemption price per share on the day the redemption is effected) of up to 5% of the NAV of the outstanding shares of such class as of the last day of the previous calendar quarter. In order for the board of directors to change the application of the Amended Quarterly Cap and the “net redemptions” test from being applied to our Class A, Class W and Class I shares on an aggregate basis among Class A, Class W and Class I shares, taken together, to a class-specific basis, or vice versa, we will notify stockholders through a prospectus supplement and/or a special or periodic report filed with the Commission, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply.

The Amended AWI SRP also clarifies that no assurance can be given that we will maintain the allocation to liquid assets intended to generally be maintained under normal circumstances, as described in the plan.

Risk Factors

The following risk factors update and supplement risk factors contained in the Prospectus and all similar disclosure in the Prospectus.

Our capacity to redeem shares within a particular share class may be further limited if we experience a concentration of investors.

The current limitations of our share redemption programs are based, in part, on the number of outstanding shares. Thus, the ability of a single investor, or of a group of investors acting similarly, to redeem all of their shares may be limited if they own a large percentage of our shares. Similarly, if a single investor, or a group of investors acting in concert or independently, owns a large percentage of our shares, a significant redemption request by such investor or investors could significantly further limit our ability to satisfy redemption requests of other investors of such classes. Such concentrations could arise in a variety of circumstances, especially with respect to the Class A, Class W and Class I share redemption program while we have relatively few outstanding Class A, Class W and Class I shares. For example, we could sell a large number of our shares to one or more institutional investors, either in a public offering or in a private placement. In addition, we may issue a significant number of our shares in connection with an acquisition of another company or a portfolio of properties to a single investor or a group of investors that may request redemption at similar times following the acquisition. As of December 31, 2014, based on the NAV per share of $7.16 on that date, we had outstanding approximately $1.2 billion in Class E shares, $8.5 million in Class A shares, $8.0 million in Class W shares, and $93.3 million in Class I shares.

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. In addition, we generally do not undertake to mark to market our debt investments or real estate-related liabilities, but rather these assets and liabilities are usually included in our determination of NAV at an amount determined in accordance with GAAP. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Firm and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. Our NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for Class A, Class W or Class I shares of our common stock in this offering, and the price at which your shares may be redeemed by us pursuant to our share redemption program, are based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted.

It is possible that the annual appraisals of our properties may not be spread evenly throughout the year and may differ from the most recent daily valuation. As such, when these appraisals are reflected in our Independent Valuation Firm’s valuation of our real estate portfolio, there may be a sudden change in our NAV per share for each class of our common stock. Property valuation changes can occur for a variety reasons, such as local real estate market conditions, the financial condition of our tenants, or lease expirations. For example, we regularly face lease expirations across our portfolio, and as we move further away from lease commencement toward the end of a lease term, the valuation of the underlying property will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms. Such a valuation drop can be particularly significant when closer to a lease expiration, especially for single tenant buildings or where an individual tenant occupies a large portion of a building. We are at the greatest risk of these valuation changes during periods in which we have a large number of lease expirations as well as when the lease of a significant tenant is closer to expiration. In addition, actual operating results may differ from what we originally budgeted, which may cause a sudden increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. On a periodic basis, we adjust the income and expense accruals we estimated to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for any adjustments. Therefore, because actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease.

Our investors may be at a greater risk of loss than the Advisor and members of our management team.

We have taken certain actions to increase the stock ownership in our Company by our management team, the Advisor and our directors over the past couple of years, including the implementation of certain stock-based awards. As of December 31, 2014, the Advisor and members of our management team (excluding certain options granted to our independent directors) own approximately $2.5 million of stock or in stock-based awards. While we have improved and expect to continue to grow stock ownership by management, the Advisor and our directors, the current level of ownership may be less than the management teams of other public real estate companies and as result, our investors may be at a greater risk of loss than the Advisor and other members of our management, especially as compared to these other companies in which stock ownership by management and directors may be significantly greater.

We may have difficulty funding our distributions with funds provided by our operations.

In years prior to 2012, all of our distributions had been funded through a combination of both our operations and borrowings. Although our distributions during 2014, 2013 and 2012 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of quarterly distributions to our stockholders entirely from our operations. However, if we are unsuccessful in investing the capital we raise in this offering or which is generated from the sale of existing assets on an effective and efficient basis that is accretive to our distribution level, we may be required to fund our quarterly distributions to our stockholders from a combination of our operations and financing activities, which include net proceeds of this offering and borrowings (including borrowings secured by our assets), or to reduce the level of our quarterly distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions at the current level also likely will be impacted by the expiration of certain large leases in our portfolio, and, as a result, we may be required to reduce the level of our quarterly distributions. To the extent that we sell higher yielding assets in exchange for assets that may initially produce less income in exchange for the potential ability for longer term appreciation, this may also put pressure on our ability to sustain our current distribution level. If our quarterly distributions exceed cash flow generated from our operations, it may cause a decrease in our NAV if not offset by other effects.

We are exposed to risks arising from a small number of tenants comprising a significant portion of our income.

As of December 31, 2014, a significant portion of our annualized base rent comes from three tenants. As a result, we are particularly exposed to their ability and willingness to perform according to the contractual terms of their existing leases and to renew when the leases expire. When the leases expire, we may be forced to lower the rental rates or offer other concessions in order to retain the tenants. Any reduction in the rental rates or other lease terms may have a meaningful impact to our operating results. Further, if our significant tenants choose not to renew at all, we will likely suffer from periods of receiving no rent while we seek replacement tenants, and incur costs related to finding replacement tenants. Our three most significant leases, together comprising approximately 28.7% of our annualized base rent as of December 31, 2014, will expire between December 2016 and September 2017. Based on market information as of December 31, 2014, we have obtained third-party estimates that current market rental rates, on a weighted-average basis utilizing annualized base rent as of December 31, 2014, are approximately 20% lower than when we entered into these leases. Accordingly, we believe replicating the cash flows from these leases would be very difficult. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

Our two largest properties, as measured by value for purposes of our NAV, are subject to purchase options, which may negatively impact the value of the properties and our returns from the properties.

Our two largest properties, as measured by value for purposes of our NAV, are subject to purchase options. “Colshire,” an office property located in the Washington, DC area, is subject to an option held by the tenant with an exercise price that we estimate to be approximately $158.4 million and an exercise date in March 2016. Our cost basis in Colshire is $179.1 million as of December 31, 2014, and the net operating income for the property for the year ended December 31, 2014 was $15.1 million. “Harborside,” an office property located in Northern New Jersey, is subject to an option held by a third party with an exercise price that we estimate to be approximately $239.4 million and an exercise date in May 2016. Our cost basis in Harborside is $212.2 million as of December 31, 2014, and the net operating income for the property for the year ended December 31, 2014 was $16.1 million. For a discussion of net operating income and a reconciliation to GAAP, see the “Investments in Real Properties and Real Estate-Related Debt and Securities—Net Operating Income” section of the Prospectus.

As the exercise dates for these options have been approaching, the Independent Valuation Firm has been lowering the valuations of these properties based on the anticipated exercise prices and the likelihood of the options being exercised. We expect this trend to continue and to negatively impact our NAV. In addition, if these options are exercised, our operating results will be negatively impacted while we seek to reinvest the proceeds from the sales, and we may be unable to find investments that generate the same level of income that these properties generate currently. Based on the current markets for these properties, we believe replicating the cash flows from these properties would be very difficult. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We are active portfolio managers and will incur transaction and transition costs each time that we acquire or dispose of an asset.

We believe that the real estate market is cyclical, with different demand for property types at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets. Each time that we acquire or dispose of an asset, we incur associated transaction costs which may include, but are not limited to, broker fees, attorney fees, regulatory filings, taxes and disposition fees paid to the Advisor. In addition, each time that we sell an income-generating asset, our operating results will be negatively impacted unless and until we are able to reinvest the proceeds in an investment with an equal or greater yield, which we may be unable to do. Accordingly, in order for us to provide positive returns to our stockholders from active portfolio management, the benefits of active management must outweigh the associated transaction and transition costs. We may be unable to achieve this. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We intend to disclose funds from operations (“FFO”) and Company-defined funds from operations (“Company-Defined FFO”), each a non-GAAP financial measure, in future communications with investors, including documents filed with the Commission. However, FFO and Company-Defined FFO are not equivalent to our net income or loss as determined under GAAP, and are not complete measures of our financial position and results of operations.

We use, and we disclose to investors, FFO and Company-Defined FFO, which are considered non-GAAP financial measures. For a discussion of FFO and Company-Defined FFO, including definitions, reconciliations to GAAP net income, and their inherent limitations, see “Selected Information Regarding Our Operations – How We Measure Our Operating Performance” below. FFO and Company-Defined FFO are not equivalent to our net income or loss as determined in accordance with GAAP. FFO and Company-Defined FFO and GAAP net income differ because FFO and Company-Defined FFO exclude gains or losses from sales of property and impairment of depreciable real estate, and add back real estate-related depreciation and amortization. Company-Defined FFO is also adjusted for gains and losses on real estate securities, gains and losses associated with provisions for loss on debt-related investments, acquisition-related expenses, gains and losses on derivatives and gains and losses associated with extinguishment of debt and financing commitments.

No single measure can provide investors with sufficient information and investors should consider all of our disclosures as a whole in order to adequately understand our financial position, liquidity and results of operations. Because of the differences between FFO and Company-Defined FFO and GAAP net income or loss, FFO and Company-Defined FFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and Company-Defined FFO are not necessarily indicative of cash flow available to fund cash needs and investors should not consider FFO and Company-Defined FFO as alternatives to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the Commission nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and Company-Defined FFO. Also, because not all companies calculate these types of measures the same way, comparisons with other companies may not be meaningful.

Certain provisions in the partnership agreement of our Operating Partnership may delay or defer an unsolicited acquisition of us or a change of our control.

Provisions in the partnership agreement of our Operating Partnership may delay or defer an unsolicited acquisition of us or changes of our control. These provisions include, among others, redemption rights of qualifying parties and the rights of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or a change of our control, although some stockholders might consider such proposals, if made, desirable.

We compete with numerous other parties or entities for real property investments and tenants, and we may not compete successfully.

We compete with numerous other persons or entities seeking to buy real property assets or to attract tenants to real properties we already own. These persons or entities may have greater experience and financial strength. There is no assurance that we will be able to acquire real property assets or attract tenants on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential tenants and pressuring us to reduce our rental rates to retain existing tenants or convince new tenants to lease space at our properties. Similarly, the opening of new competing assets near the assets that we own may hinder our ability to renew our existing leases or to lease to new tenants, because the proximity of new competitors may divert existing or new tenants to such competitors. In addition, if market rental rates decline during the term of an existing lease, we may be unable to renew or find a new tenant without lowering the rental rate. Each of these factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We are subject to the risk that, with respect to assets that we have acquired and may acquire based on growth potential, such growth potential is not realized.

In 2014, we disposed of approximately $230.5 million of assets and we acquired approximately $138.9 million of assets. The assets that we sold were generally higher-yielding than the new assets we acquired, although we believe the acquired assets exhibit greater potential for revenue growth going forward. We believe that market conditions may cause us to continue to explore in certain markets the disposition of higher-yielding assets and in certain target markets the acquisition of assets that may generate lower yields but with greater growth potential. Although there can be no assurance that we will pursue this strategy or be successful in its execution, this may mean that, for some period of time, higher-yielding assets are sold from our portfolio in exchange for assets that initially may produce lower current income but which we believe will generate increased income over time through increased tenant demand and rental rate growth in order to generate long term growth in NAV. With respect to such assets, we are subject to the risk that the expected growth potential is not realized. This may result from a variety of factors, including but not limited to unanticipated changes in local market conditions or increased competition for similar properties in the same market. Acquiring properties that do not realize their expected growth potential, or properties that take longer than expected to realize their growth potential, would likely negatively affect our NAV, limit our ability to pay distributions to you and reduce your overall returns.

We assume the credit risk of our counterparties with respect to derivative transactions.

We may enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our future variable rate real estate loans receivable and variable rate notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We would therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts or become insolvent. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty’s obligation to make a termination payment. Default by a counterparty may result in the loss of unrealized profits and may force us to enter into a replacement transaction at the then current market price.

We assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

Updated Tax Information for Foreign Accounts

The following replaces the section of the Prospectus entitled “Federal Income Tax Considerations— Special Tax Considerations for Non-U.S. Stockholders—Foreign Accounts.”

Under the Foreign Account Tax Compliance Act, or FATCA, withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Treasury Regulations provide that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding FATCA.

INVESTMENTS IN REAL PROPERTIES AND REAL ESTATE-RELATED DEBT AND SECURITIES

Our long-term investment strategy includes diversification across multiple dimensions, including investment type (i.e. real properties and real estate-related debt and securities), property type (e.g. office, industrial, retail, etc.) and geography. We believe that a diversified investment portfolio may potentially offer investors significant benefits for a given level of risk relative to a more concentrated invested portfolio. However, we cannot assure you that we will attain our long-term investment objectives. Over time, we expect our portfolio allocations to become more consistent with our long-term diversification strategy. The following series of charts illustrates our investment portfolio allocations as of December 31, 2014.

The chart below describes the diversification of our investment portfolio across real estate investment type. Percentages in the chart correspond to the fair value as of December 31, 2014.

The chart below describes the diversification of our investment portfolio across real property type. Percentages in the chart correspond to the fair value as of December 31, 2014.

Through our investments in real property and debt related investments, we also seek diversification across multiple geographic regions primarily located in the United States. The chart below shows the current allocations of our real property investments across geographic regions within the continental United States. Percentages in the chart correspond to our fair value as of December 31, 2014. As of December 31, 2014, our real property investments were geographically diversified across 24 markets. Our debt related investments are located in six additional markets resulting in a combined portfolio allocation across 30 markets.

Real Properties

The following table describes our operating properties as of December 31, 2014, by market (dollar amounts and square footage amounts in thousands).

Market	Number of Properties	Gross Investment Amount	Net Rentable Square Feet	Secured Indebtedness(1)	% of Gross Investment Amount	% of Total Net Rentable Square Feet	% Leased (2)
Office Properties:
Washington, DC	3	$282,674	878	$59,510	11.4%	7.4%	99.3%
Northern New Jersey	2	249,797	807	127,012	10.1%	6.8%	100.0%
East Bay, CA	1	145,242	405	—	5.9%	3.4%	100.0%
San Francisco, CA	1	118,697	270	57,006	4.8%	2.3%	89.6%
Dallas, TX	3	118,663	620	45,950	4.8%	5.2%	94.9%
Denver, CO	1	86,366	257	—	3.5%	2.2%	95.0%
Los Angeles, CA	3	77,308	450	31,104	3.1%	3.8%	75.3%
Silicon Valley, CA	2	61,844	196	30,650	2.5%	1.7%	84.4%
Princeton, NJ	1	51,239	167	33,650	2.1%	1.4%	100.0%
Miami, FL	1	48,244	240	19,056	2.0%	2.0%	100.0%
Chicago, IL	2	48,004	305	29,550	1.9%	2.6%	87.9%
Austin, TX	1	44,978	156	18,065	1.8%	1.3%	100.0%
Philadelphia, PA	1	41,966	173	24,000	1.7%	1.5%	95.5%
Minneapolis/St Paul, MN	1	29,504	107	—	1.2%	0.9%	100.0%
Fayetteville, AR	1	11,695	63	—	0.5%	0.5%	100.0%

Total/Weighted Average Office: 24 properties, 15 markets with average annual rent of $26.75 per sq. ft.	24	1,416,221	5,094	475,553	57.3%	43.0%	94.8%
Industrial Properties:
Los Angeles, CA	1	78,159	107	16,647	3.2%	0.9%	100.0%
Dallas, TX	2	43,928	567	26,205	1.8%	4.8%	48.9%
Houston, TX	1	41,338	465	18,235	1.7%	3.9%	100.0%
Central Kentucky	1	27,053	727	11,390	1.1%	6.1%	100.0%
Louisville, KY	4	26,626	736	8,162	1.1%	6.2%	100.0%
Cleveland, OH	1	23,805	230	8,543	1.0%	1.9%	100.0%
Chicago, IL	1	20,660	575	8,762	0.8%	4.8%	100.0%
Denver, CO	1	6,232	85	2,749	0.3%	0.7%	100.0%

Total/Weighted Average Industrial: 12 properties, eight markets with average annual rent of $5.63 per sq. ft.	12	267,801	3,492	100,693	11.0%	29.3%	91.8%
Retail Properties:
Greater Boston	26	509,525	2,147	108,807	20.5%	18.0%	94.1%
Philadelphia, PA	1	104,955	426	67,800	4.2%	3.6%	100.0%
Washington, DC	1	62,516	233	—	2.5%	2.0%	98.4%
Raleigh, NC	1	45,281	142	26,200	1.8%	1.2%	97.9%
San Antonio, TX	1	32,065	161	21,500	1.3%	1.4%	89.6%
Jacksonville, FL	1	19,494	73	—	0.8%	0.6%	54.4%
Pittsburgh, PA	1	15,068	103	16,000	0.6%	0.9%	94.1%

Total/Weighted Average Retail: 32 properties, seven markets with average annual rent of $16.11 per sq. ft.	32	788,904	3,285	240,307	31.7%	27.7%	94.2%

Grand Total/Weighted Average	68	$2,472,926	11,871	$816,553	100.0%	100.0%	93.7%

(1)	Secured indebtedness represents the principal balance outstanding and does not include our mark-to-market adjustment on debt or GAAP principal amortization on our troubled debt restructuring.
(2)	Based on executed leases as of December 31, 2014.

Third Party Purchase Options

Our two largest properties, as measured by value for purposes of our NAV, are subject to purchase options. “Colshire,” an office property located in the Washington, DC area, is subject to an option held by the tenant with an exercise price that we estimate to be approximately $158.4 million and an exercise date in March 2016. Our cost basis in Colshire is $179.1 million as of December 31, 2014, and the net operating income for the property for the year ended December 31, 2014 was $15.1 million. “Harborside,” an office property located in Northern New Jersey, is subject to an option held by a third party with an exercise price that we estimate to be approximately $239.4 million and an exercise date in May 2016. Our cost basis in Harborside is $212.2 million as of December 31, 2014, and the net operating income for the property for the year ended December 31, 2014 was $16.1 million. For a discussion of net operating income and a reconciliation to GAAP, see the “Investments in Real Properties and Real Estate-Related Debt and Securities—Net Operating Income” section of the Prospectus.

Net Operating Income

The following table illustrates the historic net operating income derived from our investments in real properties that were classified as continuing operations by property type for the year ended December 31, 2014 (amounts in thousands).

	For the Year Ended December 31, 2014
	Office	Industrial	Retail	Total
Rental Revenue (1)	$139,245	$23,307	$61,649	$224,201
Rental Expenses	(34,712)	(2,527)	(13,758)	(50,997)

Net Operating Income	$104,533	$20,780	$47,891	$173,204

(1)	Rental revenues include adjustments as defined by GAAP such as straight-line rent adjustments and above and below market rent amortization. In addition, rental revenues include percentage rents, operating expense reimbursements and other miscellaneous items.

We consider net operating income, or NOI, to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt-related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as gains on the disposition of securities, other-than-temporary impairment, gains and losses related to provisions for losses on debt-related investments, gains or losses on derivatives, acquisition related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net income (loss) attributable to common stockholders for the year ended December 31, 2014. Amounts for properties disposed of or classified as held for sale as of December 31, 2013 have been reclassified to discontinued operations (amounts in thousands).

For the Year Ended December 31, 2014
Net operating income	$173,204
Debt-related investment income	7,396
Interest and other income	1,168
Real estate depreciation and amortization expense	(88,994)
General and administrative expenses	(11,610)
Advisory fees, related party	(15,919)
Acquisition-related expenses net of other (losses) gains	(703)
Interest expense	(61,903)
Impairment of real estate property	(9,500)
Loss on extinguishment of debt and financing commitments	(63)
Gain on sale of real property	10,914
Discontinued operations, net of taxes	30,004
Net income attributable to noncontrolling interests	(4,802)

Net income attributable to common stockholders	$29,192

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for terms ranging from three to ten years. As of December 31, 2014, the weighted average remaining term of our leases was approximately 6.7 years, based on contractual remaining base rent, and 5.2 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of December 31, 2014 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands).

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2015 (2)	141	$13,202	6.7%	1,029	9.3%
2016	75	22,882	11.6%	1,034	9.3%
2017	70	45,764	23.2%	1,878	16.9%
2018	84	9,430	4.8%	413	3.7%
2019	99	32,197	16.3%	1,621	14.6%
2020	61	14,908	7.6%	723	6.5%
2021	25	16,590	8.4%	1,758	15.8%
2022	21	8,927	4.5%	515	4.6%
2023	20	17,489	8.9%	835	7.5%
2024	17	3,432	1.8%	239	2.1%
Thereafter	19	12,206	6.2%	1,081	9.7%

Total	632	$197,027	100.0%	11,126	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases in place as of December 31, 2014.
(2)	Includes leases that are on a month-to-month basis at annualized amounts.

The following table describes our top ten tenants and their industry sectors as of December 31, 2014 (dollar and square footage amounts in thousands).

Tenant	Locations	Industry Sector	Annualized Base Rent (1)	% of Total Annualized Base Rent	Square Feet	% of Occupied Square Feet
1 Charles Schwab & Co, Inc	1	Securities, Commodities, Fin. Inv./Rel. Activities	$22,992	11.7%	594	5.3%
2 Sybase	1	Publishing Information (except Internet)	17,971	9.1%	405	3.6%
3 Northrop Grumman	2	Professional, Scientific and Technical Services	17,928	9.1%	699	6.3%
4 Stop & Shop	16	Food and Beverage Stores	14,885	7.5%	933	8.4%
5 Nokia Siemens Networks US LLC	1	Telecommunications	5,143	2.6%	294	2.6%
6 CEVA Freight/Logistics	2	Truck Transportation	4,490	2.3%	550	4.9%
7 Novo Nordisk	1	Chemical Manufacturing	4,444	2.3%	167	1.5%
8 Seton Health Care	1	Hospitals	4,339	2.2%	156	1.4%
9 Crawford and Company	1	Insurance Carriers and Related Activities	3,951	2.0%	240	2.2%
10 Shaw’s Supermarket	4	Food and Beverage Stores	3,873	2.0%	240	2.2%

Total	30		$100,016	50.8%	4,278	38.4%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of December 31, 2014.

The following table describes our top ten industry sectors as of December 31, 2014 (dollar and square footage amounts in thousands).

Industry Sector	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Occupied Square Feet	% of Occupied Square Feet
Professional, Scientific and Technical Services	97	$31,015	15.7%	1,368	12.3%
Securities, Commodities, Fin. Inv./Rel. Activities	32	26,243	13.3%	709	6.4%
Food and Beverage Stores	37	24,501	12.4%	1,617	14.5%
Publishing Information (except Internet)	3	18,173	9.2%	410	3.7%
Administrative and Support Services	25	6,654	3.4%	336	3.0%
Insurance Carriers and Related Activities	10	6,556	3.3%	395	3.5%
Telecommunications	12	6,288	3.2%	442	4.0%
Clothing and Clothing Accessories Stores	26	5,405	2.8%	454	4.1%
Credit Intermediation and Related Activities	45	5,318	2.7%	177	1.6%
Chemical Manufacturing	3	5,296	2.7%	461	4.1%
All Others (2)	342	61,578	31.3%	4,757	42.8%

Total	632	$197,027	100.0%	11,126	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of December 31, 2014.
(2)	Other industry sectors include 44 additional sectors as of December 31, 2014.

Debt-Related Investments

The following table describes our debt-related investments in more detail as of December 31, 2014 (dollar amounts in thousands).

					Weighted Average
Investment Type	Number of Investments as of December 31, 2014	Property Type	Market	Net Investment as of December 31, 2014 (1)	Yield (2)	Maturity in Years (3)
Mortgage notes	9	Office/Industrial/Retail	Various (4)	$76,218	5.4%	2.1
B-note (5)	1	Office	San Diego, CA	—	0.0%	0.0
Mezzanine debt	1	Office	Washington, DC	18,733	16.7%	1.5

Total	11			$94,951	7.6%	2.0

(1)	Amounts reported for debt-related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums and deferred charges and (iii) allowances for loan loss of approximately $3.0 million as of December 31, 2014.
(2)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of December 31, 2014. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of December 31, 2014 for purposes of this table. We have assumed a yield of zero on the debt-related investments for which we have recognized a full allowance for loss as of December 31, 2014.
(3)	Reflects the contractual loan term as of December 31, 2014. Certain of these debt-related investments have extension options that may be exercised by the borrower.
(4)	As of December 31, 2014, we held mortgage note investments in the following markets: Washington, DC; St. Louis, MO; Denver, CO; Sarasota, FL; Columbus, OH; State College, PA; Tampa, FL; St. Paul/Minneapolis, MN; Colorado Springs, CO; and Philadelphia, PA.
(5)	We have recorded a complete provision for loan loss on our B-note debt-related investment as of December 31, 2014.

Borrowings

The following table describes our borrowings as of December 31, 2014 (dollar amounts in thousands).

	Weighted Average Stated Interest Rate as of December 31, 2014	Outstanding Balance as of December 31, 2014(1)	Gross Investment Amount Securing Borrowings as of December 31, 2014
Fixed rate mortgages	5.8%	$807,994	$1,625,637
Floating rate mortgages(2)	3.2%	8,250	16,118

Total mortgage notes	5.8%	816,244	1,641,755
Repurchase facilities (3)	2.8%	37,023	51,156

Total secured borrowings	5.6%	853,267	1,692,911

Line of credit (4)	2.6%	75,000	N/A
Term loan (5)	2.7%	270,000	N/A

Total unsecured borrowings	2.7%	345,000	1,692,911

Total borrowings	4.8%	$1,198,267	$1,692,911

(1)	Amounts presented are net of (i) unamortized premiums to the face value of our outstanding fixed-rate mortgages of $2.0 million as of December 31, 2014, and (ii) GAAP principal amortization related to troubled debt restructurings of $2.3 million as of December 31, 2014.
(2)	As of December 31, 2014, our one floating-rate mortgage note was subject to an interest rate spread of 3.00% over one-month LIBOR.
(3)	As of December 31, 2014, borrowings under our repurchase facility were subject to interest at a floating rate of 2.25% over one-month LIBOR. However, we had effectively fixed the interest rate of the borrowings using an interest rate swap, resulting in a fixed interest rate of 2.84% for the term of the borrowings.
(4)	As of December 31, 2014, borrowings under our line of credit were subject to interest at a floating rate of 1.75% over one-month LIBOR. However, as of December 31, 2014, we had effectively fixed the interest rate of approximately $30.0 million of the total of $75.0 million in borrowings using interest rate swaps at 3.60%, resulting in a weighted average interest rate on the total line of credit of 2.56%.
(5)	As of December 31, 2014, borrowings under our term loan were subject to interest at a floating rate of 1.70% over one-month LIBOR. However, as of December 31, 2014, we had effectively fixed the interest rate using interest rate swaps at 2.69%.

The following table reflects our contractual debt maturities as of December 31, 2014, specifically our obligations under mortgage note agreements and other secured and unsecured borrowings (dollar amounts in thousands).

	As of December 31, 2014
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance	Number of Borrowings Maturing	Outstanding Balance(1)	Outstanding Balance (2)
2015	5	$135,113	—	$—	$135,113
2016	12	329,728	1	75,000	404,728
2017	6	209,721	—	—	209,721
2018	—	4,999	1	270,000	274,999
2019	—	5,292	—	—	5,292
2020	1	157,944	—	—	157,944
2021	—	1,707	—	—	1,707
2022	1	1,663	—	—	1,663
2023	—	978	—	—	978
2024	—	1,034	—	—	1,034
Thereafter	2	5,397	—	—	5,397

Total	27	$853,576	2	$345,000	$1,198,576

(1)	Unsecured borrowings presented include (i) borrowings under the revolving credit facility component of the Old Facility of $75.0 million, which were scheduled to mature in 2016, subject to two one-year extension options, and (ii) borrowings under the term loan component of the Old Facility of $270.0 million, which were scheduled to mature in 2018. As described in above in the section titled “Entry Into a New Credit Facility and the Termination of Our Prior Credit Facility”, the Old Facility has been recast into the Facility.
(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include the mark-to-market adjustment on assumed debt of $2.0 million as of December 31, 2014, partially offset by the GAAP principal amortization of our restructured mortgage note of approximately $2.3 million that does not reduce the contractual amount due of the related mortgage note as of December 31, 2014.

SELECTED INFORMATION REGARDING OUR OPERATIONS

Selected Financial Data

The following table presents selected historical consolidated financial information for the years ended December 31, 2014, 2013, 2012, 2011, and 2010; and balance sheet information as of December 31, 2014, 2013, 2012, 2011, and 2010. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2014, which are included in this Supplement. The amounts in the table are in thousands except per share data.

	As of or For the Year Ended December 31,
	2014	2013	2012	2011	2010 (1)
Statement of Operations Data:
Total revenue (2)	$231,597	$217,777	$216,325	$218,857	$180,523
Total operating expenses, excluding acquisition-related expenses and gains and losses on real property, debt-related investments, and real estate securities	(167,520)	(155,939)	(156,550)	(162,885)	(130,305)
Acquisition-related expenses net of other gains	(703)	(337)	(325)	(610)	(18,185)
Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities (3)	(9,500)	(2,600)	—	(26,406)	(6,665)
Gain on sale of real property (4)	10,914	—	—	—	—
Interest expense	(61,903)	(65,325)	(69,844)	(74,406)	(61,324)
Income (loss) from continuing operations (5)	3,990	(9,084)	(14,961)	(43,056)	4,150
Discontinued operations (6)	30,004	65,554	(7,410)	(21,510)	(26,557)
Net income (loss)	33,994	56,470	(22,371)	(64,566)	(22,407)
Net (income) loss attributable to noncontrolling interests	(4,802)	(4,002)	110	6,886	1,705
Net income (loss) attributable to common stockholders	$29,192	$52,468	$(22,261)	$(57,680)	$(20,702)
Comprehensive (Loss) Income Data:
Net income (loss)	$33,994	$56,470	$(22,371)	$(64,566)	$(22,407)
Net unrealized change from available-for-sale securities	(211)	—	(1,426)	1,260	(28,864)
Net unrealized change from cash flow hedging derivatives	721	4,975	3,963	2,837	2,499
Total other comprehensive income (loss)	510	4,975	2,537	4,097	(26,365)
Comprehensive income (loss)	$34,504	$61,445	$(19,834)	$(60,469)	$(48,772)
Per Share Data:
Net income (loss) per basic and diluted common share:
Continuing operations	$0.02	$(0.05)	$(0.08)	$(0.22)	$0.02
Discontinued operations	$0.14	$0.34	$(0.04)	$(0.09)	$(0.13)
Common Stock Distributions
Common stock distributions declared	$62,236	$62,330	$84,259	$105,704	$110,430
Weighted average common stock distributions declared per share	$0.3492	$0.3499	$0.4625	$0.5750	$0.6000

	As of or For the Year Ended December 31,
	2014	2013	2012	2011	2010 (1)
Other Information:
Weighted average number of common shares outstanding:
Basic	178,273	178,196	181,982	183,813	184,215
Diluted	190,991	191,932	197,244	197,377	193,773
Number of common shares outstanding at end of period	178,400	176,007	178,128	182,331	182,717
Number of diluted shares outstanding at end of period	190,547	189,278	192,303	198,529	195,529
Balance Sheet Data:
Real estate, before accumulated depreciation (7)	$2,472,926	$2,570,480	$2,819,550	$2,724,684	$2,858,307
Total assets	$2,148,133	$2,305,409	$2,659,254	$2,670,419	$2,999,207
Total debt obligations (8)	$1,198,267	$1,323,472	$1,619,452	$1,481,503	$1,592,780
Total liabilities	$1,384,153	$1,500,398	$1,817,727	$1,671,150	$1,842,233
Cash Flow Data:
Net cash provided by operating activities	$87,229	$86,589	$94,487	$94,342	$50,200
Net cash (used in) provided by investing activities	$(15,102)	$72,847	$(39,465)	$89,457	$(1,297,007)
Net cash (used in) provided by financing activities	$(82,444)	$(171,530)	$(146,597)	$(138,911)	$815,580
Supplemental Information
FFO attributable to common stockholders (5)(9)	$85,246	$85,216	$82,851	$65,237	$83,728
Company-defined FFO attributable to common stockholders (9)	$85,962	$87,859	$88,402	$90,680	$76,686

(1)	In June 2010, we completed the purchase of a portfolio of 32 office and industrial properties for a total purchase price of approximately $1.4 billion, effectively doubling the value and size of our real property portfolio. Related to this purchase, we incurred incremental borrowings of approximately $858.6 million and acquisition costs of $18.2 million.
(2)	Includes equity-in-earnings from an unconsolidated joint venture of approximately $941,000 for the year ended December 31, 2010.
(3)	Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities include (i) real property impairment of $9.5 million and $2.6 million during 2014 and 2013, respectively, (ii) provisions for loan loss, net of reversals, of $23.0 million and $1.3 million during 2011 and 2010, respectively, and (iii) other than temporary impairment on securities of $3.4 million and $5.4 million during 2011 and 2010, respectively. Real property impairment losses of $5.7 million and $23.5 million recorded during the years ended December 31, 2012 and 2011, respectively, relate to properties that we have disposed of and are included within discontinued operations.
(4)	Beginning with the year ended December 31, 2014, as the result of adopting new accounting guidance, we present the aggregate net gains related to disposals of properties that are not classified as discontinued operations within continuing operations. See “Discontinued Operations” in Note 3 to our financial statements beginning on page F-1 of this Supplement for information regarding the adoption of new accounting guidance related to discontinued operations.
(5)	Income (loss) from continuing operations and FFO attributable to common stockholders includes (i) realized gain on the disposition of securities of $39.9 million during 2010, and (ii) losses on extinguishment of debt of $2.5 million, $5.7 million and $5.1 million in 2013, 2012 and 2010, respectively.
(6)	After December 31, 2013, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. Through December 31, 2013, discontinued operations represents properties that we have either disposed of or have classified as held for sale if both the operations and cash flows of the property have been or will be eliminated from our ongoing operations as a result of the disposal transaction and if we will not have any significant continuing involvement in the operations of the property after the disposal transaction. Discontinued operations includes the results of (i) 12 properties classified as held for sale as of December 31, 2013, (ii) 13 properties disposed of during 2013, (iii) three properties disposed of during 2012, (iv) five properties disposed of during 2011, and (v) 13 properties disposed of during 2010, including 12 operating properties and one property that we had previously held an interest in as a mezzanine lender.
(7)	Real estate, before accumulated depreciation includes approximately $30.4 million and $193.6 million that we classified within assets held for sale as of December 31, 2014 and 2013, respectively.
(8)	Total debt obligations includes approximately $80.4 million that we classified within liabilities related to assets held for sale as of December 31, 2013.
(9)	FFO and Company-Defined FFO are defined, reconciled to GAAP net income, and discussed below in “Selected Information Regarding Our Operations – How We Measure Our Operating Performance – Funds From Operations.”

Share Redemptions

With respect to our share redemption program for Class E shares, the program imposes greater restrictions on the amount of Class E shares that can be redeemed in any given quarter compared with our share redemption program for Class A, Class W and Class I shares. As a result of such restrictions, coupled with higher demand for redemptions, we have honored Class E share redemption requests on a pro rata basis since March 2009, being unable to satisfy all requests.

Below is a summary of common stock redemptions pursuant to the Class E share redemption program for each quarter during 2014 (amounts in thousands except per share and percentage data).

For the Quarter Ended:	Number of E Shares Requested for Redemption	Number of E Shares Redeemed	Percentage of E Shares Requested for Redemption Redeemed	Percentage of E Shares Requested for Redemption Redeemed Pro Rata (1)	Average Price Paid per Share
March 31, 2014	17,974	1,845	10.3%	6.7%	$6.96
June 30, 2014	16,896	5,166	30.6%	26.5%	7.00
September 30, 2014	17,597	2,041	11.6%	8.5%	7.09
December 31, 2014	18,907	1,964	10.4%	7.4%	7.16

Average 2014	17,844	2,754	15.4%	12.0%	$7.04

(1)	Represents redemptions of shares from investors that did not qualify for death or disability redemptions.

Additionally, during 2014, we satisfied 100% of redemption requests received pursuant to our Class A, Class W and Class I share redemption program. Below is a summary of common stock redemptions pursuant to the Class A, Class W and Class I share redemption program for each quarter during 2014 (amounts in thousands except per share and percentage data).

For the Quarter Ended:	Aggregate Number of A, W, and I Shares Requested for Redemption	Aggregate Number of A, W, and I Shares Redeemed	Percentage of A, W, and I Shares Requested for Redemption Redeemed	Average Price Paid per Share
March 31, 2014	33	33	100.0%	$6.83
June 30, 2014	128	128	100.0%	6.84
September 30, 2014	139	139	100.0%	7.04
December 31, 2014	351	351	100.0%	7.14

Average 2014	163	163	100.0%	$7.04

Distribution Information

On December 4, 2014, the Company’s board of directors authorized a quarterly distribution of $0.09 per share of common stock, subject to adjustment for class-specific expenses, for the first quarter of 2015. The Company’s board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution will be payable to stockholders of record as of the close of business on each day during the period, from January 1, 2015 through and including March 31, 2015, prorated for the period of ownership. Distributions on our shares accrue daily.

In the prior four quarters, our board of directors authorized quarterly distributions for our stockholders equal to $0.0875 per share for all four quarters of 2014, subject to adjustment for class-specific expenses. We paid these distributions on April 16, 2014, July 16, 2014, October 16, 2014, and January 16, 2015, respectively.

The following table sets forth relationships between the amounts of total distributions, including distributions to noncontrolling interests, declared for such period and the amount reported as cash flow from operations in accordance with GAAP, and the amount reported as NAREIT-defined FFO for each quarter during 2014. All authorized distributions reduce our NAV.

Three Months Ended:	Paid in Cash	% Paid in Cash	Reinvested in Shares	% Reinvested in Shares	Total	Cash Flow from Operations (1)	% Funded with Cash Flows from Operations (1)
March 31, 2014	$11,444	69%	$5,173	31%	$16,617	$17,022	100%
June 30, 2014	11,596	69%	5,157	31%	16,753	21,994	100%
September 30, 2014	11,467	69%	5,263	31%	16,730	23,850	100%
December 31, 2014	11,494	69%	5,262	31%	16,756	24,363	100%

Total 2014	$46,001	69%	$20,855	31%	$66,856	$87,229	100%

(1)	Commencing on January 1, 2009, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings and as a deduction to our cash from operations. See “Selected Information Regarding Our Operations—How We Measure Our Operating Performance” for a discussion of acquisition-related expenses, net of other gains, and its impact on our cash flow from operations.

For the year ended December 31, 2014, our NAREIT-defined FFO was $91.3 million, or 137% of our total distributions. NAREIT-defined FFO is an operating metric and should not be used as a liquidity measure. However, management believes the relationship between NAREIT-defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. The definition of NAREIT-defined FFO, a reconciliation to GAAP net income, and a discussion of NAREIT-defined FFO’s inherent limitations are provided below in “Selected Information Regarding Our Operations – How We Measure Our Operating Performance.”

How We Measure Our Operating Performance

Funds From Operations

FFO Definition (“FFO”)

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

The following unaudited table presents a reconciliation of FFO to net income (loss) for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Reconciliation of net earnings to FFO:
Net loss attributable to common stockholders	$29,192	$52,468	$(22,261)	$(57,680)	$(20,702)
Add (deduct) NAREIT-defined adjustments:
Real estate depreciation and amortization expense	88,994	108,191	129,116	126,890	98,635
(Gain) loss on real estate property dispositions	(40,592)	(74,306)	(21,108)	(13,588)	10,627
Impairment of real property	9,500	2,600	5,700	23,500	3,900
Noncontrolling interests’ share of net loss	4,802	4,002	(110)	(6,886)	(1,705)
Noncontrolling interests’ share of FFO	(6,650)	(7,739)	(8,486)	(6,999)	(7,027)

FFO attributable to common shares-basic	85,246	85,216	82,851	65,237	83,728
FFO attributable to dilutive OP units	6,077	6,575	6,947	4,810	4,660

FFO attributable to common shares-diluted	$91,323	$91,791	$89,798	$70,047	$88,388

FFO per share-basic and diluted	$0.48	$0.48	$0.46	$0.35	$0.46

Weighted average number of shares outstanding
Basic	178,273	178,196	181,982	183,813	184,215

Diluted	190,991	191,932	197,244	197,377	193,773

Company-Defined FFO

As part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company’s financial covenants including its interest coverage ratio and fixed charge coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

Our Company-Defined FFO is derived by adjusting FFO for the following items: gains and losses on real estate securities, gains and losses associated with provisions for loss on debt-related investments, acquisition-related expenses, gains and losses on derivatives and gains and losses associated with extinguishment of debt and financing commitments. Management’s evaluation of our future operating performance excludes these items based on the following economic considerations:

Gains and losses on real estate securities and provision for loss on debt-related investments—Our investment strategy does not include purchasing and selling real properties, real estate securities or debt-related investments for purposes of generating short-term gains. Rather, our strategy is focused on longer term investments while generating current income. As such, management believes any gains or losses generated from the sale or impairment of any of our real estate securities or debt-related investments are not related to our ongoing operations. Management believes that providing a performance metric based primarily on income generated from the portfolio, absent the effects of gains and losses and impairments, to be a useful metric providing for a better indication of the sustainability of our operating performance for management and investors.

Acquisition-related expenses—For GAAP purposes, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

Gains and losses on derivatives—Gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments that are not accounted for as hedges of the underlying financing transactions. Such gains and losses may be due to the nonoccurrence of forecasted financings or ineffectiveness due to changes in the expected terms of financing transactions. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not reflective of our ongoing operations. Accordingly, we believe by excluding anticipated gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

Losses on extinguishment of debt and financing commitments—Losses on extinguishment of debt and financing commitments represent losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such losses are not related to our ongoing operations. Accordingly, we believe by excluding losses on extinguishment of debt and financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently affected by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a complete historical performance measure and may exclude items that have a material effect on the value of our common stock.

The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 (amounts in thousands, except per share information).

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$85,246	$85,216	$82,851	$65,237	$83,728
Add (deduct) our adjustments:
Gain on disposition of securities	—	—	—	—	(39,870)
Other-than-temporary impairment and related amortization on securities	—	—	—	3,495	7,351
Provision for loss on debt-related investments	—	—	—	23,037	1,278
Acquisition-related expenses (gains)	703	337	325	610	18,185
(Gain) loss on derivatives	—	—	19	85	245
Loss on extinguishment of debt and financing commitments	63	2,507	5,675	95	5,094
Noncontrolling interests’ share of NAREIT-defined FFO	6,650	7,739	8,486	6,999	7,027
Noncontrolling interests’ share of Company-Defined FFO	(6,700)	(7,940)	(8,954)	(8,878)	(6,352)

Company-Defined FFO attributable to common shares-basic	85,962	87,859	88,402	90,680	76,686
Company-Defined FFO attributable to dilutive OP units	6,127	6,776	7,414	6,689	3,979

Company-Defined FFO attributable to common shares-diluted	$92,089	$94,635	$95,816	$97,369	$80,665

Company-Defined FFO per share-basic and diluted	$0.48	$0.49	$0.49	$0.49	$0.42

Weighted average number of shares outstanding
Basic	178,273	178,196	181,982	183,813	184,215

Diluted	190,991	191,932	197,244	197,377	193,773

Limitations of FFO and Company-Defined FFO

FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat impairment charges, acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful.

Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Specifically with respect to fees and expenses associated with the acquisition of real property, which are excluded from Company-Defined FFO, such fees and expenses are characterized as operational expenses under GAAP and included in the determination of net income (loss) and income (loss) from operations, both of which are performance measures under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to fund our obligations and to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, these acquisition-related costs negatively impact our GAAP operating performance and our GAAP cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, such costs will then be paid from other sources of cash such as additional debt proceeds, operational earnings or cash flow, net proceeds from the sale of properties, or other ancillary cash flows. Among other reasons as previously discussed, the treatment of acquisition-related costs is a reason why Company-Defined FFO is not a complete indicator of our overall financial performance, especially during periods in which properties are being acquired. Note that, pursuant to our valuation procedures, acquisition expenses result in an immediate decrease to our NAV.

FFO and Company-Defined FFO may not be useful performance measures as a result of the various adjustments made to net income for the charges described above to derive such performance measures. Specifically, we intend to operate as a perpetual-life vehicle and, as such, it is likely for our operating results to be negatively affected by certain of these charges in the future, specifically acquisition-related expenses, as it is currently contemplated as part of our business plan to acquire additional investment properties which would result in additional-acquisition related expenses. Any change in our operational structure would cause the non-GAAP measure to be re-evaluated as to the relevance of any adjustments included in the non-GAAP measure. As a result, we caution investors against using FFO or Company-Defined FFO to determine a price to earnings ratio or yield relative to our NAV.

Further, FFO or Company-Defined FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO and Company-Defined FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard. More specifically, Company-Defined FFO has limited comparability to the MFFO and other adjusted FFO metrics of those REITs that do not intend to operate as perpetual-life vehicles as such REITs have a defined acquisition stage. Because we do not have a defined acquisition stage, we may continue to acquire real estate and real estate-related investments for an indefinite period of time. Therefore, Company-Defined FFO may not reflect our future operating performance in the same manner that the MFFO or other adjusted FFO metrics of a REIT with a defined acquisition stage may reflect its operating performance after the REIT had completed its acquisition stage.

Neither the Commission nor any other regulatory body, nor NAREIT, has adopted a set of standardized adjustments that includes the adjustments that we use to calculate Company-Defined FFO. In the future, the Commission or another regulatory body, or NAREIT, may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of Company-Defined FFO.

CAPITALIZATION

The following table sets forth our actual capitalization as of December 31, 2014. The information set forth in the following table should be read in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2014, which are included in this Supplement. The amounts in the table are in thousands except share data.

As of December 31, 2014
FINANCING:
Mortgage notes and other secured borrowings	$853,267
Unsecured borrowings	345,000
Financing obligations	17,934

Total Financing	1,216,201
EQUITY:
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 178,399,679 shares issued and outstanding, as of December 31, 2014	1,784
Additional paid-in capital	1,586,444
Distributions in excess of earnings	(893,791)
Accumulated other comprehensive income (loss)	(10,120)

Total stockholders’ equity	684,317
Noncontrolling interests	79,663

Total Equity	763,980

TOTAL CAPITALIZATION	$1,980,181

FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the year ended December 31, 2014 (amounts in thousands). Please refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information with respect to the year ended December 31, 2014.

	Incurred For the Year Ended December 31, 2014	Payable as of December 31, 2014
Advisory fees (1)	$15,919	$1,712
Development management fee	181	58
Dealer manager, distribution and primary dealer fees (2)	2,533	34
Other reimbursements (3)(4)	8,818	142
Asset management fees related to the disposition of real properties	2,064	—

Total	$29,515	$1,946

(1)	Amounts reported for the year ended December 31, 2014, include approximately $653,000 that we were not obligated to pay in cash in consideration of the issuance of approximately 123,000 shares of our Class I common stock to the Advisor. Such shares were issued on April 15, 2014, upon the settlement of restricted stock units issued to our Advisor on April 7, 2014, and will be recognized as Advisory fees expense over a one year period.
(2)	During 2014, we paid approximately $2.2 million pursuant to a selected dealer agreement, under which we paid the Dealer Manager a primary dealer fee of 5.0% of the gross proceeds raised from the sale of Class I shares sold by Raymond James & Associates, Inc. (“Raymond James”), a third-party broker dealer, in the primary offering made before August 31, 2014. The Dealer Manager retained 0.5% of such gross proceeds and reallowed the remainder of the primary dealer fee to Raymond James.
(3)	Includes $330,000 to reimburse a portion of the salary and benefits for our principal executive officer, Jeffrey L. Johnson, and $499,184 to reimburse a portion of the salary and benefits for our principal financial officer, M. Kirk Scott, for services provided to us. Our principal executive officer and principal financial officer also receive additional compensation from our Advisor and its affiliates that we do not reimburse.
(4)	Includes approximately $2.0 million in offering-related expenses comprising approximately $1.4 million of costs incurred by our Advisor and approximately $591,000 of costs incurred by our Dealer Manager during the year ended December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments.

We believe we have operated in such a manner to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when we first elected REIT status. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through our Operating Partnership. Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership. We are an externally managed REIT and have no employees. Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement.

On July 12, 2012, the Commission declared effective our Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement applies to this offering of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In this offering, we are offering to the public three classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. See “Certain Historical NAV Information—Net Asset Value Calculation” below, for a description of our valuation procedures and valuation components, including important disclosure regarding real property valuations provided by Altus Group U.S., Inc., an independent valuation firm (“the Independent Valuation Firm”). Our NAV is not audited by our independent registered public accounting firm. We are offering to sell any combination of Class A shares, Class W shares and Class I shares with a dollar value up to the maximum offering amount. We will continue to sell shares of our unclassified common stock, which we refer to as “Class E” shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636) (the “Class E DRIP Offering”). As of December 31, 2014, we had 1,187,215 Class A shares, 1,116,698 Class W shares, and 13,027,931 Class I shares outstanding. We refer to this offering and the Class E DRIP Offering collectively as our “Public Offerings.”

The primary sources of our revenue and earnings include rent received from customers under long-term operating leases at our properties, including reimbursements from customers for certain operating costs, and interest payments from our debt related investments. Our primary expenses include rental expenses, depreciation and amortization expenses, general and administrative expenses, asset management fees and interest expenses.

Our current investments include:

(1)	Investments in real properties, consisting of office, industrial, and retail properties, located in the United States; and

(2)	Certain debt related investments, including originating and participating in whole mortgage loans secured by commercial real estate, B-notes, and mezzanine debt (herein referred to as “debt related investments”).

As of December 31, 2014, we had total gross investments with an estimated fair value of approximately $2.6 billion (calculated in accordance with our valuation procedures), comprised of:

(1)	68 operating properties located in 24 geographic markets in the United States, aggregating approximately 11.9 million net rentable square feet, which were approximately 93.7% leased. Our operating real property portfolio includes an aggregate fair value of approximately $2.5 billion and consists of:

•	24 office properties located in 15 geographic markets, aggregating approximately 5.1 million net rentable square feet, with an aggregate fair value of approximately $1.4 billion;

•	32 retail properties located in seven geographic markets, aggregating approximately 3.3 million net rentable square feet, with an aggregate fair value of approximately $786.7 million; and

•	12 industrial properties located in eight geographic markets, aggregating approximately 3.5 million net rentable square feet, with an aggregate fair value of approximately $248.3 million.

(2)	Approximately $95.0 million in net debt related investments, including (i) investments in mortgage notes of approximately $76.2 million, and (ii) investments in mezzanine debt of $18.8 million.

Consistent with our investment strategy, we currently have four business segments, consisting of investments in (i) office property, (ii) industrial property, (iii) retail property, and (iv) real estate-related debt (which we refer to as “debt related investments”). We may have additional segments in the future to the extent we enter into additional real property sectors, such as multifamily, hospitality, and other real property types. For a discussion of our business segments and the associated revenue and net operating income by segment, see Note 13 to our financial statements beginning on page F-1 of this Supplement.

Any future and near-term obligations are expected to be funded primarily through the use of cash on hand, cash generated from operations, proceeds from the Public Offerings, proceeds from the sale of existing investments, and the issuance and assumption of debt obligations.

•	Cash on hand — As of December 31, 2014, we had approximately $14.5 million of cash and cash equivalents.

•	Cash available under our line of credit — As of December 31, 2014, the unused portion of our revolving credit facility was approximately $272.8 million, of which approximately $189.4 was available.

•	Cash generated from operations — During the year ended December 31, 2014, we generated approximately $87.2 million from operations of our real properties and income from debt related investments.

•	Proceeds from offerings of equity securities — We currently maintain this offering, which consists of the offer and sale of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). During the year ended December 31, 2014, we raised approximately $77.9 million in proceeds from the sale of Class A, W and I shares in this offering, including approximately $43.9 million pursuant to a selected dealer agreement, which we refer to as our “Managed Offering.” Additionally, during the year ended December 31, 2014, we received approximately $1.0 million in proceeds under the distribution reinvestment plan and approximately $19.8 million in proceeds from the Class E DRIP Offering.

•	Proceeds from sales and repayments of existing investments — During the year ended December 31, 2014, we sold 16 operating properties for approximately $216.9 million. After buyer credits, closing costs, the repayment of the related mortgage notes, and the reclassification of certain proceeds to restricted cash, we received net proceeds of $105.3 million. Subsequent to December 31, 2014, we sold an operating property for approximately $46.6 million. In addition, during the year ended December 31, 2014, three of our debt related investments with aggregate principal balances of $29.7 million were repaid to us in full.

We believe that our existing cash balance, cash generated from operations, proceeds from our Public Offerings and our ability to sell investments and to issue debt obligations, remains adequate to meet our expected capital obligations for the next twelve months.

Current Business Environment

The recovery of the domestic economy and the domestic real estate market both continued in 2014. During 2014, gross domestic product (“GDP”) grew at an estimated annualized rate of 2.4%, compared to 2.2% in 2013. During the third and fourth quarters of 2014 GDP grew at annualized rates of 5.0% and 2.6%, respectively. The consumer price index increased 0.8% in 2014 which compares to an increase of 1.5% in 2013, continuing the recent trend of low levels of inflation. The unemployment rate was 5.6% at the end of 2014 compared with 6.7% at the end of 2013. The economy on average created over 200,000 new jobs per month in 2014, however wage growth remained stagnant which could impact the domestic recovery in the future if that trend persists. Looking toward 2015, the Federal Reserve estimates GDP growth for 2015 at between 2.6% and 3.0% while a composite of analyst estimates predict GDP growth of 3.0% during 2015, along with a positive outlook for other macroeconomic factors.

Although the US economy continues to improve based on these broad macroeconomic indicators, many European and Asian economies currently are struggling to gain traction. Europe’s economy as a whole continues to stagnate, GDP growth in China is slowing, and Japan continues to find it difficult to emerge from their most recent downturn. The recent, significant declines in the price of oil also have impacted global economies dependent on energy production, including the United States, while contributing to lower inflation in most countries. These factors are all creating general uncertainty that has resulted in large capital inflows into the United States. These inflows have in part caused significant volatility in the demand for US government securities, keeping interest rates lower than historical averages, in addition to contributing to a strengthening US dollar.

The dual forces of the improving US economy and global economic uncertainty has highlighted US real estate as a target investment for many domestic and foreign sources of capital. The improving US economy has led to improving real estate fundamentals that favor landlords in several markets. In general, in several markets, new supply has been limited; the multifamily sector has been active in development while the office, industrial, and retail sectors have all kept their new supply below historical averages. Occupancy rates generally are increasing across the sectors, which is providing owners of real estate in several markets the opportunity to increase rental rates. In conjunction with these fundamentals, the global uncertainty has increased capital flows into US real estate while working to keep interest rates at historically low levels. The combined effect of these forces has increased real estate transaction volume and competitive pricing. Transaction volumes in the real estate sector during 2014 increased 17% compared to 2013 and are at the highest levels since the prior cycle’s peak in 2007. This has impacted pricing, with yields falling for the broad real estate sector in 2014 as compared to 2013.

We are seeing these trends in our daily activities. We are generally encountering more opportunities to increase rental rates across several markets of our portfolio and believe these opportunities will continue in 2015, but are carefully monitoring the possible effects the macroeconomic trends could have on certain US real estate markets. For example, the effects of lower oil prices are already being anticipated in parts of the country like Houston and Dallas where oil companies have either reduced their workforce or cut back on their growth expectations. In our transactions, we frequently find ourselves competing with many investors for properties that we find attractive and we believe the investor demand for high quality real estate currently exceeds the amount of supply. With transaction volumes rising, there are several opportunities to invest capital into commercial real estate but we believe being selective and disciplined is paramount to making successful investments.

Significant Transactions During the Year Ended December 31, 2014

Real Estate Acquisitions

During the year ended December 31, 2014, we acquired one office property in the Denver, CO market comprising approximately 262,000 square feet with a purchase price of approximately $75.0 million and two retail properties in the Greater Boston market comprising approximately 138,000 and 185,000 square feet, respectively, with purchase prices of approximately $24.7 and $39.2 million, respectively.

Real Estate Dispositions

During the year ended December 31, 2014, we sold or disposed of 17 properties for a combined sales price of approximately $230.5 million. We received net cash proceeds from the dispositions of approximately $105.3 million, after the satisfaction of approximately $107.6 million of outstanding mortgage note balances, and the payment of closing costs and fees related to the sale of the properties. Related to these dispositions, we recorded gains of approximately $40.5 million. The properties disposed included (i) three office properties in the Little Rock, AR, Denver, CO, and East Bay, CA markets, (ii) an industrial portfolio comprising 12 properties in the Atlanta, GA, Central PA, Cincinnati, OH, Columbus, OH, Dallas, TX, Indianapolis, IN, and Minneapolis/St Paul, MN markets, (iii) one retail property in the Greater Boston market, and (iv) an office property in the Silicon Valley, CA market disposed of through a foreclosure sale, in total comprising an aggregate of approximately 4.0 million net rentable square feet.

Debt Related Investments

During the year ended December 31, 2014, we received full repayment of three debt related investments, all of which were structured as mortgage notes. We received cash proceeds from the repayments of approximately $22.6 million, which comprised principal repayment of $29.7 million, partially offset by the repayment of borrowings secured by the debt related investments of approximately $7.1 million.

Increase of Revolving Credit Facility

On December 19, 2012, we entered into a credit agreement providing for a $450.0 million senior unsecured term loan and revolving line of credit, with a syndicate of lenders led by Bank of America, N.A. as Administrative Agent, (collectively, the “Old Facility”). The Old Facility provided us with the ability from time to time to increase the size of the Old Facility up to a total of $800 million less the amount of any prepayments under the term loan component of the Old Facility, subject to receipt of lender commitments and other conditions. During the year ended December 31, 2013, we increased the revolving line of credit by $170.0 million, thereby providing us with a $270.0 million term loan and a $350.0 million revolving credit facility, for a total of $620.0 million in aggregate.

Recast of Revolving Credit Facility and New Credit Agreement

Subsequent to December 31, 2014, we amended and restated the Old Facility to provide for a $550 million senior unsecured term loan and revolving line of credit, with a syndicate of lenders led by Bank of America, N.A., as Administrative Agent (collectively, the “Amended Facility”), consisting of a $400 million revolving credit facility (the “Revolving Credit Facility”) and a $150 million term loan (the “Term Loan”). The Amended Facility provides us with the ability from time to time to increase the size of the Amended Facility up to a total of $900 million less the amount of any prepayments under the Term Loan, subject to receipt of lender commitments and other conditions. We refer to the Old Facility and Amended Facility collectively as the “Facility.” Also subsequent to December 31, 2014, we entered into an unsecured credit agreement providing for a $200 million term loan with Wells Fargo Bank, National Association, which matures in February, 2022 (the “Credit Agreement”). For additional discussion of the recast of our Facility and the Credit Agreement, see Note 17 to our financial statements beginning on page F-1 of this Supplement.

How We Measure Our Performance

Funds From Operations

For definitions of FFO and Company-Defined FFO and other important information regarding FFO and Company-Defined FFO, see “Selected Information Regarding Our Operations — How We Measure Our Operating Performance” above.

The following unaudited tables present a reconciliation of FFO to net income (loss) for the three months and years ended December 31, 2014, 2013, and 2012 (amounts in thousands, except per share information).

	For the Three Months Ended,			For the Year Ended,
	December 31,			December 31,
	2014	2013	2012	2014	2013	2012
Reconciliation of net earnings to FFO:
Net income (loss) attributable to common stockholders	$5,303	$(1,367)	$(14,165)	$29,192	$52,468	$(22,261)
Add (deduct) NAREIT-defined adjustments:
Real estate depreciation and amortization expense	22,514	25,093	31,846	88,994	108,191	129,116
(Gain) loss on real estate property dispositions	(4,452)	(5,580)	37	(40,592)	(74,306)	(21,108)
Impairment of real property	—	2,600	5,700	9,500	2,600	5,700
Noncontrolling interests’ share of net loss	397	(85)	(1,240)	4,802	4,002	(110)
Noncontrolling interests’ share of FFO	(1,648)	(1,687)	(2,099)	(6,650)	(7,739)	(8,486)

FFO attributable to common shares-basic	22,114	18,974	20,079	85,246	85,216	82,851
FFO attributable to dilutive OP units	1,501	1,431	1,608	6,077	6,575	6,947

FFO attributable to common shares-diluted	$23,615	$20,405	$21,687	$91,323	$91,791	$89,798

FFO per share-basic and diluted	0.12	0.11	0.11	0.48	0.48	0.46

Weighted average number of shares outstanding
Basic	179,926	177,548	179,605	178,273	178,196	181,982

Diluted	192,137	190,942	193,985	190,991	191,932	197,244

The following unaudited tables present a reconciliation of Company-Defined FFO to FFO for the three months and years ended December 31, 2014, 2013, and 2012 (amounts in thousands, except per share information).

	For the Three Months Ended, December 31,			For the Year Ended, December 31,
	2014	2013	2012	2014	2013	2012
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	$22,114	$18,974	$20,079	$85,246	$85,216	$82,851
Add (deduct) our adjustments:
Acquisition-related expenses	237	337	2	703	337	325
Loss on derivatives	—	—	—	—	—	19
Loss on extinguishment of debt and financing commitments	—	1,808	1,766	63	2,507	5,675
Noncontrolling interests’ share of FFO	1,648	1,687	2,099	6,650	7,739	8,486
Noncontrolling interest share of Company-Defined FFO	(1,663)	(1,837)	(2,230)	(6,700)	(7,940)	(8,954)

Company-Defined FFO attributable to common shares-basic	22,336	20,969	21,716	85,962	87,859	88,402

Company-Defined FFO attributable to dilutive OP units	1,516	1,582	1,739	6,127	6,776	7,414

Company-Defined FFO attributable to common shares-diluted	$23,852	$22,551	$23,455	$92,089	$94,635	$95,816

Company-Defined FFO per share-basic and diluted	0.12	0.12	0.12	0.48	0.49	0.49

Weighted average number of shares outstanding
Basic	179,926	177,548	179,605	178,273	178,196	181,982

Diluted	192,137	190,942	193,985	190,991	191,932	197,244

Net Operating Income (“NOI”)

We also use NOI as a supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as other-than-temporary impairment, losses related to provisions for losses on debt related investments, gains or losses on derivatives, acquisition-related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. We present NOI in the tables below, and include a reconciliation to GAAP in Note 13 to our financial statements beginning on page F-1 of this Supplement.

Our Operating Results

For the year ended December 31, 2014, we had net income attributable to common stockholders of $29.2 million. For the year ended December 31, 2013, we had net income attributable to common stockholders of $52.5 million. The results of our operations for the year ended December 31, 2014 were substantially different from our results for the same period in 2013, primarily as a result of (i) a decrease in income from discontinued operations, including gain realized from disposition of real properties, and (ii) an increase in real property NOI from continuing operations, partially offset by (i) an increase in impairment of real estate property, and (ii) a decrease in debt related income.

For the year ended December 31, 2013, we had net income attributable to common stockholders of $52.5 million. For the year ended December 31, 2012, we had a net loss attributable to common stockholders of $22.3 million. The results of our operations for the year ended December 31, 2013 were substantially different from our results for the same period in 2012, primarily as a result of (i) an increase in gains realized on the disposition of real properties and (ii) a decrease in interest expense and losses on extinguishment of debt and financing commitments during 2013, due primarily to our increased use of our Facility, instead of secured borrowings.

The following series of tables and discussions describe in more detail our results of operations, including those items specifically mentioned above, for the year ended December 31, 2014 compared to the year ended December 31, 2013 and for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table illustrates the changes in rental revenues, rental expenses, debt-related investment income, and net operating income for the year ended December 31, 2014 compared to the year ended December 31, 2013. Our same store portfolio includes all operating properties that we owned for the entirety of both reporting periods. Our same store portfolio includes 64 properties acquired prior to January 1, 2013, and owned through December 31, 2014, comprising approximately 11.0 million square feet. A discussion of these changes follows the table (dollar amounts in thousands).

	For the Twelve Months Ended December 31,
	2014	2013	$ Change	% Change
Revenues
Base rental revenue—same store (1)	$174,457	$167,990	$6,467	4%
Other rental revenue—same store	30,369	31,189	(820)	-3%

Total rental revenue—same store	204,826	199,179	5,647	3%
Rental revenue—2013/2014 acquisitions/dispositions (2)	19,375	8,149	11,226	138%

Total rental revenue	224,201	207,328	16,873	8%
Debt related income	7,396	10,449	(3,053)	-29%

Total revenues	231,597	217,777	13,820	6%
Rental Expenses
Same store	43,419	41,206	2,213	5%
2013/2014 acquisitions/dispositions	7,578	2,466	5,112	207%

Total expenses	50,997	43,672	7,325	17%
Net Operating Income
Real property—same store	161,407	157,973	3,434	2%
Real property—2013/2014 acquisitions/dispositions (2)	11,797	5,683	6,114	108%
Debt related income	7,396	10,449	(3,053)	-29%

Total net operating income (3)	$180,600	$174,105	$6,495	4%

(1)	Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item referred to as “other rental revenue.”
(2)	Excludes results from properties classified as discontinued operations in our financial statements.
(3)	For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “Net Operating Income” included above in this “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation to GAAP, refer to Note 13 to our financial statements beginning on page F-1 of this Supplement.

Net Operating Income

Base Rental Revenue—Same Store

The table below presents the factors contributing to the increase in our same store base rental revenue for the twelve months ended December 31, 2014 and 2013 (base rent dollar amounts in thousands):

Same Store Portfolio	Base Rent for the Twelve Months ended December 31,			Average % Leased for the Twelve Months ended December 31,		Rent per Square Foot for the Twelve Months ended December 31,
	2014	2013	$ Change	2014	2013	2014	2013
Office	$111,202	$103,087	$8,115	95.1%	93.9%	$25.61	$24.04
Industrial	17,919	20,424	(2,505)	91.7%	91.6%	5.59	6.39
Retail	45,336	44,478	858	94.2%	94.6%	16.25	15.86

Total base rental revenue—same store	$174,457	$167,989	$6,468	93.8%	93.4%	$16.88	$16.32

Other Rental Revenue—Same Store

Same store other rental revenue decreased for the year ended December 31, 2014, compared to the same period in 2013. The decrease is primarily attributable to a decrease in our straight line rent adjustment within our same store portfolio, due to the increase in the rent rate of certain tenants and the expiration of free rent periods, partially offset by an increase in in recoverable operating expenses within our same store portfolio.

Rental Expenses—Same Store

The table below presents the amounts recorded and changes in rental expense of our same store portfolio for the twelve months ended December 31, 2014 and 2013 (dollar amounts in thousands):

	For the Twelve Months ended December 31,
	2014	2013	$ Change	% Change
Real estate taxes	$17,407	$16,575	$832	5.0%
Repairs and maintenance	11,152	10,669	483	4.5%
Utilities	6,613	5,858	755	12.9%
Insurance	1,222	1,351	(129)	-9.5%
Other	7,025	6,753	272	4.0%

Total same store rental expense	$43,419	$41,206	$2,213	5.4%

Real Property – 2013/2014 Acquisitions and Dispositions

The acquisition of four additional operating properties during 2013 and 2014, partially offset by the disposition of five operating properties during 2014 (that were not classified as discontinued operations) contributed to the increase in our continuing rental revenue and rental expenses during the year ended December 31, 2014, compared to the same period in 2013.

Debt Related Income

Debt related income decreased for the year ended December 31, 2014, compared to the same period in 2013. The decrease is primarily attributable to the repayments of debt related investments of approximately $91.3 million during 2013 and 2014, partially offset by the investment of approximately $15.2 million in debt related investments in the same period.

Other Operating Expenses

Real Estate Depreciation and Amortization Expense

Depreciation and amortization expense, including discontinued operations, decreased by $19.2 million, or 18%, for the year ended December 31, 2014, compared to the same period in 2013. We recognized $89.0 million depreciation and amortization expense for the year ended December 31, 2014, all from continuing operations. We recognized $108.2 million depreciation and amortization expense for the year ended December 31, 2013, which included $21.0 million recorded within discontinued operations. The decrease is primarily due to our disposition of real properties during 2013 and 2014.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.6 million, or 16%, for the year ended December 31, 2014, compared to the same period in 2013. The increase is primarily due to an increase in costs related to current year business development activity, including costs related to acquisition activity, and increased personnel costs due to the addition of our president in July 2013.

Impairment of Real Estate Property

During the year ended December 31, 2014, we recognized an impairment charge of approximately $9.5 million based on our estimate of future cash flow and fair value of a wholly-owned retail property. During the year ended December 31, 2013, we recognized an impairment charge of approximately $2.6 million based on our estimate of future cash flow and fair value of a wholly-owned industrial property. See Note 3 to our financial statements beginning on page F-1 of this Supplement for further discussion of these impairment charges.

Other Income (Expenses)

Interest Expense

Interest expense decreased for the year ended December 31, 2014, compared to the same period in 2013, due to (i) lower overall borrowings, particularly less mortgage notes and other secured borrowings, resulting from our repayment of debt upon the disposition of real properties and the repayment of debt related investments, and (ii) lower cost of borrowings due to a decrease in the weighted average interest rate on our outstanding debt. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums (amounts in thousands):

	For the Year Ended December 31,
	2014	2013
Debt Obligation
Mortgage notes (1)	$50,772	$65,201
Line of credit and other unsecured borrowings	8,843	8,610
Other secured borrowings	1,375	2,973
Financing obligations	1,210	1,205

Total interest expense	$62,200	$77,989

(1)	Includes interest expense attributable to discontinued operations of $296,000 and $12.7 million for the year ended December 31, 2014 and 2013, respectively.

Gain on Sale of Real Property

During the year ended December 31, 2014, we disposed of (i) a portfolio of 12 industrial properties, for which we recorded a gain on sale of real property of approximately $29.5 million, which was classified within discontinued operations, and (ii) five operating properties and a land parcel, for which we recorded gains on sale of real property of approximately $10.9 million. During the year ended December 31, 2013, we disposed of 13 operating properties, for which we recorded gains on sale of real property of approximately $74.3 million, which was classified within discontinued operations.

Loss on Extinguishment of Debt and Financing Commitments

Loss on extinguishment of debt and financing commitments was approximately $63,000 and $2.5 million for the years ended December 31, 2014 and 2013, respectively. The loss in 2014 primarily resulted from the accelerated amortization of deferred financing costs upon the repayment of borrowings under our repurchase facilities earlier than we had originally expected.

The loss in 2013 primarily resulted from (i) the recognition of derivative hedge losses previously included in our accumulated other comprehensive loss (“OCI”) related to loans that were assumed by the buyer of an industrial portfolio subsequent to December 31, 2013, and (ii) the accelerated amortization of deferred financing costs upon the repayment of borrowings under our repurchase facilities earlier than we had originally expected.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table illustrates the changes in revenues, rental expenses, and net operating income for the year ended December 31, 2013 compared to the year ended December 31, 2012. Our same store portfolio includes all operating properties that we owned for the entirety of the current and each of the prior year reporting periods. Our same store portfolio includes 64 properties acquired prior to January 1, 2012 and owned through December 31, 2014, comprising approximately 11.0 million square feet. A discussion of these changes follows the table (dollar amounts in thousands).

	For the Twelve Months Ended December 31,
	2013	2012	$ Change	% Change
Revenues
Base rental revenue—same store (1)	$167,990	$167,640	$350	0%
Other rental revenue—same store	31,189	31,894	(705)	-2%

Total rental revenue—same store	199,179	199,534	(355)	0%
Rental revenue—2012/2013 acquisitions	8,149	7,382	767	10%

Total continuing rental revenue	207,328	206,916	412	0%
Debt related income	10,449	9,409	1,040	11%

Total continuing revenues	217,777	216,325	1,452	1%
Rental Expenses
Same store	41,206	38,833	2,373	6%
2012/2013 acquisitions	2,466	1,702	764	45%

Total continuing rental expenses	43,672	40,535	3,137	8%
Net Operating Income
Real property—same store	157,973	160,701	(2,728)	-2%
Real property—2012/2013 acquisitions	5,683	5,680	3	0%
Debt related income	10,449	9,409	1,040	11%

Total continuing net operating income (2)	$174,105	$175,790	$(1,685)	-1%

(1)	Base rental revenue represents contractual base rental revenue earned by us from our tenants and does not include the impact of certain GAAP adjustments to rental revenue, such as straight-line rent adjustments, amortization of above-market intangible lease assets or the amortization of below-market lease intangible liabilities. Such GAAP adjustments and other rental revenue such as expense recovery revenue are included in the line item, referred to as “other rental revenue.”
(2)	For a discussion as to why we view net operating income to be an appropriate supplemental performance measure, refer to “Net Operating Income” included above in this “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation to GAAP, refer to Note 13 to our financial statements beginning on page F-1 of this Supplement.

Net Operating Income

Base Rental Revenue—Same Store

The table below presents the factors contributing to the increase in our same store base rental revenue for the twelve months ended December 31, 2013 and 2012 (base rent dollar amounts in thousands):

Same Store Portfolio	Base Rent for the Twelve Months ended December 31,			Average % Leased for the Twelve Months ended December 31,		Rent per Square Foot for the Twelve Months ended December 31,
	2013	2012	$ Change	2013	2012	2013	2012
Office	$103,087	$102,883	$204	93.9%	90.0%	$24.04	$25.03
Industrial	20,424	20,598	(174)	91.6%	99.7%	6.39	5.91
Retail	44,478	44,160	318	94.6%	92.8%	15.86	16.06

Total base rental revenue—same store	$167,989	$167,641	$348	93.4%	93.9%	$16.32	$16.21

Other Rental Revenue—Same Store

Same store other rental revenue decreased for the year ended December 31, 2013 compared to the same period in 2012. Net amortization of above and below market lease assets and liabilities was the primary driver of the decrease, and the change was due to the expiration of off-market leases during the period. This decrease was partially offset by an increase in late fee, tenant rebill, and above market rent adjustments in certain same store properties.

Rental Expenses – Same Store

The table below presents the detail of the changes in the rental expenses of our same store portfolio for the twelve months ended December 31, 2013 and 2012 (dollar amounts in thousands):

	For the Twelve Months ended December 31,
	2013	2012	$ Change	% Change
Real estate taxes	$16,575	$16,511	$64	0.4%
Repairs and maintenance	10,669	9,105	1,564	17.2%
Utilities	5,858	5,305	553	10.4%
Insurance	1,351	1,373	(22)	-1.6%
Other	6,753	6,539	214	3.3%

Total same store rental expense	$41,206	$38,833	$2,373	6.1%

Real Property – 2012/2013 Acquisitions

The acquisition and continued ownership of one additional operating real property during 2013 contributed to the increase in our continuing rental revenue and rental expenses during the year ended December 31, 2013, compared to the same period in 2012.

Debt Related Income

Debt related income increased for the year ended December 31, 2013, compared to the same period in 2012. The increase was primarily attributable to additional investment of approximately $132.3 million new or increased principal balances subsequent to December 31, 2011, partially offset by the repayment of approximately $96.1 million in principal balances and the write-off or foreclosure of approximately $35 million in non-performing loans during 2013.

Other Operating Expenses

Real Estate Depreciation and Amortization Expense

Depreciation and amortization expense, including discontinued operations, decreased by $20.9 million, or 16%, for the year ended December 31, 2013, compared to the same period in 2012. We recognized $108.2 million depreciation and amortization expense for the year ended December 31, 2013, which included $21.0 million recorded within discontinued operations. We recognized $129.1 million depreciation and amortization expense for the year ended December 31, 2012, which included $38.0 million recorded in discontinued operations. The decrease was primarily due to our disposition of real properties during 2012 and 2013.

General and Administrative Expenses

General and administrative expenses increased by approximately $2.7 million, or 38%, for the year ended December 31, 2013, compared to the same period in 2012. The revised fee structure pursuant to the amended and restated Advisory Agreement, entered into in connection with the effectiveness of this offering on July 12, 2012, caused us to directly incur payroll and overhead costs associated with our acquisition activities since we no longer pay our Advisor an acquisition fee. In addition, we record fees and costs associated with estimating our daily NAV per share (appraisal, fund accounting and valuation specialist fees, etc.) to general and administrative expense. We started to incur such fees in July 2012 when we began publishing a daily NAV per share.

Advisory Fees

Asset management fees paid to our Advisor decreased by approximately $2.5 million, or 14%, for the year ended December 31, 2013, compared to the same period in 2012. This decrease is attributable to the revised fee structure pursuant to the amended and restated Advisory Agreement, entered into in connection with the effectiveness of this offering on July 12, 2012, which reduced asset management and advisory fees overall.

Impairment of Real Estate Property

During the year ended December 31, 2013, we recognized an impairment charge of approximately $2.6 million based on our estimate of future cash flow and fair value of a wholly-owned industrial property. During the year ended December 31, 2012, we recognized an impairment charge of approximately $5.7 million based on our estimate of future cash flow and fair value of an industrial property held through a joint venture in which we were not the managing partner. This property was disposed of during 2013, and accordingly, the impairment charge is included within discontinued operations. See Note 3 to our financial statements beginning on page F-1 of this Supplement for further discussion of these impairment charges.

Other Income (Expenses)

Interest Expense

Interest expense decreased for the year ended December 31, 2013, compared to the same period in 2012 due to lower overall borrowings and a lower weighted average interest rate during the current year period. The $620 million Facility we entered into in December 2012, and subsequently expanded, significantly changed the composition of our borrowings as we repaid senior secured mortgage notes and other secured borrowings using proceeds from the Facility. The lower cost of borrowing associated with the Facility and other repayments of borrowings related to disposition activity significantly decreased our interest on mortgage notes. Additionally, we repaid one of our repurchase facilities during 2013, which reduced the total interest expense associated with other secured borrowings. The following table further describes our interest expense by debt obligation, and includes amortization of deferred financing costs, amortization related to our derivatives, and amortization of discounts and premiums (amounts in thousands):

	For the Year Ended December 31,
	2013	2012
Debt Obligation
Mortgage notes	$65,201	$85,253
Line of credit and other unsecured borrowings	8,610	1,627
Other secured borrowings	2,973	5,535
Financing obligations	1,205	1,199

Total interest expense	$77,989	$93,614

Loss on Extinguishment of Debt and Financing Commitments

Loss on extinguishment of debt and financing commitments was approximately $2.5 million and $5.7 million for the years ended December 31, 2013 and 2012, respectively. The loss in 2013 primarily resulted from (i) the recognition of derivative hedge losses previously included in our accumulated other comprehensive loss (“OCI”) related to loans that were assumed by the buyer of an industrial portfolio subsequent to December 31, 2013, and (ii) the accelerated amortization of deferred financing costs upon the repayment of borrowings under our repurchase facilities earlier than we had originally expected. The loss in 2012 resulted primarily from (i) the repurchase of our own debt at a premium, (ii) the recognition of derivative hedge losses previously included in OCI upon early repayment of the related debt, and (iii) the accelerated recognition of deferred financing costs related to early repayment of three mortgage notes, one mezzanine loan, and outstanding borrowings under the Facility.

Liquidity and Capital Resources

Liquidity Outlook

We believe our existing cash balance, our available credit under the Facility, cash from operations, additional proceeds from our Public Offerings, proceeds from the sale of existing investments, and prospective debt or equity issuances will be sufficient to meet our liquidity and capital needs for the foreseeable future, including the next 12 months. Our capital requirements over the next 12 months are anticipated to include, but are not limited to, operating expenses, distribution payments, debt service payments, including debt maturities of approximately $122.6 million, of which approximately $37.0 million are subject to extension options beyond December 31, 2015, redemption payments, potential issuer tender offers, acquisitions of real property and debt related investments. Borrowings that are subject to extension options are also subject to certain lender covenants and restrictions that we must meet to extend the initial maturity date. We currently believe that we will qualify for these extension options. However, we cannot guarantee that we will meet the requirements to extend the notes upon initial maturity. In the event that we do not qualify to extend the notes, we expect to repay them with proceeds from new borrowings or available proceeds from our Facility.

In order to maintain a reasonable level of liquidity for redemptions of Class A, Class W and Class I shares pursuant to our Class A, Class W and Class I share redemption program, we intend to generally maintain under normal circumstances the following aggregate allocation to liquid assets: (1) 10% of the aggregate NAV of our outstanding Class A, Class W and Class I shares up to $1 billion of collective Class A, Class W and Class I share NAV, and (2) 5% of the aggregate NAV of our outstanding Class A, Class W and Class I shares in excess of $1 billion of collective Class A, Class W and Class I share NAV. However, as set forth in the Class A,

Class W and Class I share redemption program, no assurance can be given that we will maintain this allocation to liquid assets. Our board of directors has the right to modify, suspend or terminate our Class A, Class W and Class I share redemption program if it deems such action to be in the best interest of our stockholders. As of December 31, 2014, the aggregate NAV of our outstanding Class A, Class W and Class I shares was approximately $109.8 million.

As of December 31, 2014, we had approximately $14.5 million of cash compared to $24.8 million as of December 31, 2013. The following discussion summarizes the sources and uses of our cash during the year ended December 31, 2014, which resulted in the net cash decrease of approximately $10.3 million.

Operating Activities

Net cash provided by operating activities increased by approximately $640,000 to $87.2 million for the year ended December 31, 2014, compared to net cash provided by operating activities of approximately $86.6 million for the same period in 2013. This increase is primarily due to a decrease in cash paid for interest on borrowings, partially offset by a decrease in net operating income from our real property portfolio, primarily due to our disposition activities.

Lease Expirations

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for the longer term and as of December 31, 2014, the weighted average remaining term of our leases was approximately 6.7 years, based on contractual remaining base rent, and 5.2 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of December 31, 2014 and assuming no exercise of lease renewal options (dollar and square footage amounts in thousands).

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2015 (2)	141	$13,202	6.7%	1,029	9.3%
2016	75	22,882	11.6%	1,034	9.3%
2017	70	45,764	23.2%	1,878	16.9%
2018	84	9,430	4.8%	413	3.7%
2019	99	32,197	16.3%	1,621	14.6%
2020	61	14,908	7.6%	723	6.5%
2021	25	16,590	8.4%	1,758	15.8%
2022	21	8,927	4.5%	515	4.6%
2023	20	17,489	8.9%	835	7.5%
2024	17	3,432	1.8%	239	2.1%
Thereafter	19	12,206	6.2%	1,081	9.7%

Total	632	$197,027	100.0%	11,126	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases executed as of December 31, 2014.
(2)	Includes leases that are on a month-to-month basis at annualized amounts.

Our three most significant leases, together comprising approximately 28.7% of our annualized base rent as of December 31, 2014, will expire between December 2016 and September 2017. Based on market information as of December 31, 2014, we have obtained third-party estimates that current market rental rates, on a weighted-average basis utilizing annualized base rent as of December 31, 2014, are approximately 20% lower than when we entered into these leases. Accordingly, we believe replicating the cash flows from these leases would be very difficult.

During the year ended December 31, 2014, we signed new leases for approximately 306,000 square feet and renewal leases for approximately 1.7 million square feet. Tenant improvements and leasing commissions related to these leases were approximately $7.8 million and $4.1 million, respectively, or $3.90 and $2.06 per square foot, respectively. During the year ended December 31, 2014, we signed comparable leases for approximately 1.7 million square feet, with average straight line rent growth of 7.3%, and tenant improvements and incentives of approximately $4.29 per square foot. Comparable leases comprise leases for which prior leases were in place for the same suite within 12 months of executing a new lease. Comparable leases must have terms of at least six months and the square footage of the suite occupied by the prior tenant cannot be more or less than 50% different from the size of the new lease’s suite.

Investing Activities

Net cash used in investing activities was approximately $15.1 million for the year ended December 31, 2014, compared to net cash provided by investing activities of approximately $72.8 million for the year ended December 31, 2013.

The change is primarily due to (i) an increase in cash paid to acquire operating properties during the year ended December 31, 2014, compared to the same period in 2013, and (ii) less proceeds from the disposition of real properties during the year ended December 31, 2014, compared to the same period in 2013, partially offset by (i) a lack of investment in debt related investments during the year ended December 31, 2014, compared to investment in debt related investments of approximately $10.8 million during the year ended December 31, 2013, and (ii) a decrease in capital expenditures in real properties during the year ended December 31, 2014, compared to the same period in 2013. During the years ended December 31, 2014 and 2013, we made cash payments of approximately $14.9 million and $25.4 million for capital expenditures related to our real property portfolio, respectively.

Financing Activities

Net cash used in financing activities during the year ended December 31, 2014 was approximately $82.4 million and primarily comprised (i) redemptions of common shares and noncontrolling interests, (ii) the repayment of mortgage note borrowings, and (iii) distributions to common stockholders and noncontrolling interests, partially offset by (i) proceeds from the sale of common stock, and (ii) proceeds from line of credit borrowings. Net cash used in financing activities during the year ended December 31, 2013 was approximately $171.5 million and primarily comprised (i) the repayment of line of credit, mortgage note and other secured borrowings, (ii) redemptions of common shares and noncontrolling interests, and (iii) distributions to common stockholders and noncontrolling interests, partially offset by proceeds from the sale of common stock.

Distributions

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs.

Distributions declared payable to common stockholders decreased approximately $94,000 to approximately $62.2 million for the year ended December 31, 2014 from approximately $62.3 million for the same period in 2013. Such distributions were paid following the respective quarters for which they were declared. Approximately $41.4 million and $41.1 million, respectively, were paid in cash and approximately $20.8 million and $21.2 million, respectively, were reinvested in shares of our common stock pursuant to our distribution reinvestment plan during the years ended December 31, 2014 and 2013.

On December 4, 2014, our board of directors authorized for each class of common stock a dividend of $0.09 per share, subject to adjustment for class-specific expenses, for the quarter ending March 31, 2015, an increase from the prior quarterly dividend of $0.0875 per share, subject to adjustment for class-specific expenses. The dividend will be payable to stockholders of record as of the close of business on each day during the period from January 1, 2015 to March 31, 2015, pro-rated for the period of ownership. The dividend will accrue daily and be paid no later than April 30, 2015.

Redemptions

During the years ended December 31, 2014 and 2013, we redeemed approximately 11.7 million and 10.0 million shares of common stock, respectively, the significant majority of which were redeemed pursuant to our Class E share redemption program. Cash used to redeem such shares increased approximately $13.7 million to $82.1 million during the year ended December 31, 2014, from $68.4 million for the same period in 2013. In addition to the above-mentioned redemptions, during the years ended December 31, 2014 and 2013, we redeemed approximately 1.1 million and 904,000 OP Units from our OP Unit holders for approximately $7.9 million and $6.2 million in cash, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources. There are no lines of credit, side agreements, or any other derivative financial instruments related to or between our unconsolidated joint venture and us, and we believe we have no material exposure to financial guarantees.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2014, specifically our obligations under mortgage note agreements and operating lease agreements (amounts in thousands).

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings (1)	$1,334,130	$174,137	$683,200	$300,577	$176,216
Financing Obligations (2)	5,893	1,308	2,625	1,960	—

Total	$1,340,023	$175,445	$685,825	$302,537	$176,216

(1)	Includes principal and interest payments due for our mortgage notes and other secured and unsecured borrowing obligations.
(2)	As of December 31, 2014, we had operating master lease obligations relating to one property, in connection with our Operating Partnership’s private placement offerings of fractional interests. These amounts represent rental payments due under the related master lease schedule.

Subsequent Events

See Note 17 to our financial statements beginning on page F-1 of this Supplement for discussion of our subsequent events.

Inflation

Substantially all of our leases provide for separate real estate tax and operating expense escalations over a base amount. In addition, many of our leases provide for fixed base rent increases or indexed rent increases. We believe that inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense escalations in our leases. To date, we believe that inflation has not had a material impact to our operations or overall liquidity.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and disclosures. Some of these estimates and assumptions require application of difficult, subjective, and/or complex judgment, often about the effect of matters that are inherently uncertain and that may change in subsequent periods. We are required to make such estimates and assumptions when applying the following accounting policies.

Principles of Consolidation

Due to our control of our Operating Partnership through our sole general partnership interest and the limited rights of the limited partners, we consolidate our Operating Partnership and limited partner interests not held by us and they are reflected as noncontrolling interests in the accompanying consolidated financial statements (herein referred to as “financial statements”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Our financial statements also include the accounts of our consolidated subsidiaries and joint ventures through which we are the primary beneficiary, when such subsidiaries and joint ventures are variable interest entities, or through which we have a controlling interest. In determining whether we have a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we have the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses that could potentially be significant to the entity or the right to receive benefits that could potentially be significant to the entity.

All joint ventures in which we have investments are variable interest entities. All of our investments in joint ventures represent our interests in real estate partnerships, formed for the purpose of acquiring, leasing, managing, holding for investment, selling and otherwise dealing with real property investments. Our involvement with our joint ventures affects our financial position, financial performance and cash flows in ways similar to direct ownership of real property investment. We own a significantly disproportionate majority of the ownership interests of our joint ventures. In each of our joint ventures, our joint venture partner performs the day-to-day management of the real properties owned by the respective joint ventures. However, in each of our joint ventures, we approve the activities that most significantly impact the joint venture’s economic performance. Due to our substantive approval rights and our exposure to the economic returns and losses of each of the joint ventures, we are the primary beneficiary of each of our joint ventures. Based on these considerations, we consolidate all of our investments in joint ventures. See our consolidated balance sheets for disclosure of the amount of real property and mortgage note borrowings that we consolidated through our investments in variable interest entities as of December 31, 2014 and 2013.

Judgments made by us with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involve consideration of various factors, including the form of our ownership interest, the size of our investment (including loans), our ability to direct the activities of the entity, and our obligation to absorb the losses of, or, our right to receive benefits from the entity. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our financial statements and, consequently, our financial position and specific items in our results of operations that are used by our stockholders, lenders and others in their evaluation of us. As of December 31, 2014 and 2013, we consolidated approximately $116.6 million and $306.6 million, respectively, in real property investments, before accumulated depreciation and amortization of approximately $33.9 million and $81.2 million, respectively, and approximately $59.4 million and $141.1 million, respectively, in mortgage note borrowings associated with our consolidated variable interest entities. The maximum risk of loss related to our investment in these consolidated variable interest entities is limited to our recorded investments in such entities. The creditors of the consolidated variable interest entities do not have recourse to our general credit.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity.

Revenue Recognition — Real Property

We record rental revenue for the full term of each lease on a straight-line basis. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments increase during the term of the lease. Accordingly, we record a receivable from tenants for rent that we expect to collect over the remaining lease term rather than currently, which is recorded as straight-line rents receivable. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. For the years ended December 31, 2014, 2013 and 2012, the total increase to rental revenue due to straight-line rent adjustments was approximately $3.0 million, $8.9 million, and $8.1 million, respectively.

Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as rental revenue. Tenant recovery income recognized as rental revenue for the years ended December 31, 2014, 2013 and 2012 was approximately $31.1 million, $33.0 million, and $33.6 million, respectively.

Discontinued Operations and Held for Sale

A discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. The results of operations of properties that have been classified as discontinued operations are reported as discontinued operations for all periods presented. We classify real property as held for sale when our management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is probable, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on our balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets. We recognize an impairment loss if the current net book value of the property exceeds its fair value less selling costs. As of December 31, 2014 and 2013, one and 12 of our properties, respectively, were classified as held for sale.

Revenue Recognition — Debt Related Investments

Interest income on debt related investments is recognized over the life of the investment using the effective interest method and is recognized on an accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan. Anticipated exit fees, where collection is expected, are also recognized over the term of the debt related investment. A debt related investment is considered to be non-performing and is placed on non-accrual status when it becomes delinquent and management determines it is probable that it will be unable to collect all amounts due according to contractual terms. While on non-accrual status, debt related investments are accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash. Non-accrual debt investments are returned to accrual status when they become contractually current and management believes it will collect all amounts contractually due.

Impairment — Real Property

We review our investments in real property individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine their appropriate classification, as well as whether there are indicators of impairment. The investments in real property are either classified as held for sale or held and used.

As of December 31, 2014, 67 of our properties are classified as held and used, and one property is classified as held for sale. The held and used assets are reviewed for indicators of impairment, which may include, among others, vacancy, each tenant’s inability to make rent payments, operating losses or negative operating trends at the property level, notification by a tenant that it will not renew its lease, a decision to dispose of a property, including a change in estimated holding periods, or adverse changes in the fair value of any of our properties. If indicators of impairment exist on a held and used asset, we compare the future estimated undiscounted cash flows from the expected use of the property to its net book value to determine if impairment exists. If the sum of the future estimated undiscounted cash flows is greater than the current net book value, we conclude no impairment exists. If the sum of the future estimated undiscounted cash flows is less than its current net book value, we recognize an impairment loss for the difference between the net book value of the property and its estimated fair value. For our property classified as held for sale, we recognize an impairment loss if the current net book value of the property exceeds its fair value less selling costs. If our assumptions, projections or estimates regarding a property change in the future, we may have to record an impairment charge to reduce or further reduce the net book value of the property.

During the year ended December 31, 2014, we recorded a $9.5 million impairment related to a wholly-owned retail property. During the year ended December 31, 2013, we recorded a $2.6 million impairment related to a wholly-owned industrial property.

Impairment — Debt Related Investments

We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC Topic 310, Receivables, which permits a creditor to measure impairment based on the fair value of the collateral of an impaired collateral-dependent debt related investment or to measure impairment based on an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We did not record any provisions for loan losses during the years ended December 31, 2014 or 2013. During the year ended December 31, 2012, we wrote off the provision for loss on debt related investments of approximately $20.0 million related to a mezzanine debt investment that we foreclosed upon, as further discussed in Note 3 and Note 4 to our financial statements beginning on page F-1 of this Supplement.

Derivative Instruments and Hedging Activities

ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We record all derivative instruments in the accompanying balance sheets at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. Derivative instruments used to hedge exposure to changes in the fair value of an asset, liability, or firm commitments attributable to a particular risk, such as interest rate risk, are considered “fair value” hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, such as future interest payments, or other types of forecasted transactions, are considered “cash flow” hedges. We do not have any fair value hedges.

For derivative instruments designated as cash flow hedges, the changes in the fair value of the derivative instrument that represent changes in expected future cash flows that are effectively hedged by the derivative instrument are initially reported as other comprehensive income (loss) in the statement of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income (loss) and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to earnings when the determination of ineffectiveness is made. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future fixed-rate debt issuances each quarter in order to estimate the cash flows of the designated hedged item or transaction. Management considers the likelihood of the timing and amount of entering into such forecasted transactions when determining the expected future fixed-rate debt issuances. We do not use derivative instruments for trading or speculative purposes. Additionally, we have an interest rate collar that is not designated as a hedge pursuant to the requirements of ASC Topic 815. This derivative is not speculative and is used to manage exposure to interest rate volatility. We classify cash paid to settle our forward starting swaps as financing activities in our statements of cash flows.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09 (“ASU 2014-09”), which provides new guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements. The new guidance specifically excludes revenue associated with lease contracts. ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016 and will require full or modified retrospective application. Early adoption is not permitted. We are currently evaluating the impact this guidance will have on our financial statements as well as the expected adoption method.

In April 2014, the FASB issued Accounting Standards Update 2014-08 (“ASU 2014-08”), which provides a revised definition of a discontinued operation. ASU 2014-08 requires additional disclosures for a discontinued operation and the disposal of an asset and component of the entity that is not a discontinued operation. Under ASU 2014-08, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. The amendments in the ASU should be applied prospectively and are effective for us beginning January 1, 2015, with early adoption permitted. We adopted this standard effective January 1, 2014. During the year ended December 31, 2014, we disposed of four operating properties that we determined did not meet the definition of discontinued operations under the revised standard. As a result of our adoption of this ASU, we anticipate that fewer of our property dispositions made in the normal course of business will qualify for discontinued operations reporting. See Note 3 to our financial statements beginning on page F-1 of this Supplement for additional information.

CERTAIN HISTORICAL NAV INFORMATION

Net Asset Value Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., the Independent Valuation Firm approved by our board of directors, including a majority of our independent directors.

The following table sets forth the components of NAV for the Company as of December 31, 2014 and September 30, 2014 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of December 31, 2014	As of September 30, 2014
Office properties	$1,446,850	$1,442,900
Industrial properties	248,300	263,150
Retail properties	786,705	745,155

Real properties	$2,481,855	$2,451,205
Debt related investments	94,951	94,673

Total Investments	$2,576,806	$2,545,878
Cash and other assets, net of other liabilities	(10,814)	663
Debt obligations	(1,192,250)	(1,182,819)
Outside investor’s interests	(8,652)	(10,310)

Aggregate Fund NAV	$1,365,090	$1,353,412
Total Fund Interests outstanding	190,547	190,967
NAV per Fund Interest	$7.16	$7.09

When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Other examples that will cause our NAV to differ from our GAAP net book value include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from market value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; or (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The December 31, 2014 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.48 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation and the impact of intangible lease liabilities) of $2.35 billion, representing an increase of approximately $133.8 million or 5.7%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.90%	7.20%	6.70%	6.87%
Discount rate / internal rate of return (“IRR”)	7.57%	7.91%	7.22%	7.49%
Annual market rent growth rate	3.24%	3.18%	2.97%	3.15%
Average holding period	10.9	10.4	10.3	10.7

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.93% and 2.01%, respectively.

The following table sets forth the quarterly changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share information):

	Total	Class E Common Stock	Class A Common Stock	Class W Common Stock	Class I Common Stock	Class E OP Units
NAV as of September 30, 2014	$1,353,412	$1,164,842	$6,990	$5,430	$89,415	$86,735
Fund level changes to NAV
Realized/unrealized gains on net assets	11,515	9,873	64	69	780	729
Income accrual	24,269	20,834	135	128	1,629	1,543
Net dividend accrual	(16,751)	(14,427)	(72)	(78)	(1,105)	(1,069)
Advisory fee	(3,967)	(3,406)	(22)	(21)	(266)	(252)
Performance based fee	(204)	(175)	(1)	(1)	(14)	(13)
Class specific changes to NAV
Dealer Manager fee	(46)	—	(12)	(11)	(23)	—
Distribution fee	(10)	—	(10)	—	—	—
NAV as of December 31, 2014

before share sale/redemption activity	$1,368,218	$1,177,541	$7,072	$5,516	$90,416	$87,673
Share sale/redemption activity
Shares sold	14,097	4,766	1,431	2,481	5,419	—
Shares redeemed	(17,225)	(14,073)	—	—	(2,504)	(648)

NAV as of December 31, 2014	$1,365,090	$1,168,234	$8,503	$7,997	$93,331	$87,025

Shares outstanding as of September 30, 2014	190,967	164,359	987	767	12,616	12,238
Shares sold	1,986	673	201	350	762	—
Shares redeemed	(2,406)	(1,964)	—	—	(351)	(91)

Shares outstanding as of December 31, 2014	190,547	163,068	1,188	1,117	13,027	12,147
NAV per share as of September 30, 2014		$7.09	$7.09	$7.09	$7.09	$7.09
Change in NAV per share		0.07	0.07	0.07	0.07	0.07

NAV per share as of December 31, 2014		$7.16	$7.16	$7.16	$7.16	$7.16

Certain Historical NAV Information

The following table shows our NAV per share at the end of each quarter since we commenced calculating our daily NAV on July 12, 2012.

Date	Class E	Class A	Class W	Class I
September 30, 2012	$6.64	$6.64	$6.64	$6.64
December 31, 2012	$6.70	$6.70	$6.70	$6.70
March 31, 2013	$6.79	$6.79	$6.79	$6.79
June 30, 2013	$6.83	$6.83	$6.83	$6.83
September 30, 2013	$6.87	$6.87	$6.87	$6.87
December 31, 2013	$6.93	$6.93	$6.93	$6.93
March 31, 2014	$6.96	$6.96	$6.96	$6.96
June 30, 2014	$7.00	$7.00	$7.00	$7.00
September 30, 2014	$7.09	$7.09	$7.09	$7.09
December 31, 2014	$7.16	$7.16	$7.16	$7.16

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from January 1 through February 27, 2015:

Date	Class E	Class A	Class W	Class I
January 2, 2015	$7.16	$7.16	$7.16	$7.16
January 5, 2015	$7.17	$7.17	$7.17	$7.17
January 6, 2015	$7.16	$7.16	$7.16	$7.16
January 7, 2015	$7.15	$7.15	$7.15	$7.15
January 8, 2015	$7.15	$7.15	$7.15	$7.15
January 9, 2015	$7.16	$7.16	$7.16	$7.16
January 12, 2015	$7.15	$7.15	$7.15	$7.15
January 13, 2015	$7.15	$7.15	$7.15	$7.15
January 14, 2015	$7.14	$7.14	$7.14	$7.14
January 15, 2015	$7.14	$7.14	$7.14	$7.14
January 16, 2015	$7.13	$7.13	$7.13	$7.13
January 20, 2015	$7.13	$7.13	$7.13	$7.13
January 21, 2015	$7.13	$7.13	$7.13	$7.13
January 22, 2015	$7.13	$7.13	$7.13	$7.13
January 23, 2015	$7.13	$7.13	$7.13	$7.13
January 26, 2015	$7.13	$7.13	$7.13	$7.13
January 27, 2015	$7.13	$7.13	$7.13	$7.13
January 28, 2015	$7.13	$7.13	$7.13	$7.13
January 29, 2015	$7.13	$7.13	$7.13	$7.13
January 30, 2015	$7.13	$7.13	$7.13	$7.13
February 2, 2015	$7.17	$7.17	$7.17	$7.17
February 3, 2015	$7.17	$7.17	$7.17	$7.17
February 4, 2015	$7.16	$7.16	$7.16	$7.16
February 5, 2015	$7.16	$7.16	$7.16	$7.16
February 6, 2015	$7.17	$7.17	$7.17	$7.17

February 9, 2015	$7.17	$7.17	$7.17	$7.17
February 10, 2015	$7.17	$7.17	$7.17	$7.17
February 11, 2015	$7.18	$7.18	$7.18	$7.18
February 12, 2015	$7.18	$7.18	$7.18	$7.18
February 13, 2015	$7.18	$7.18	$7.18	$7.18
February 17, 2015	$7.18	$7.18	$7.18	$7.18
February 18, 2015	$7.19	$7.19	$7.19	$7.19
February 19, 2015	$7.19	$7.19	$7.19	$7.19
February 20, 2015	$7.18	$7.18	$7.18	$7.18
February 23, 2015	$7.18	$7.18	$7.18	$7.18
February 24, 2015	$7.19	$7.19	$7.19	$7.19
February 25, 2015	$7.18	$7.18	$7.18	$7.18
February 26, 2015	$7.18	$7.18	$7.18	$7.18
February 27, 2015	$7.18	$7.18	$7.18	$7.18

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. Accordingly, we manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows for debt service, acquisitions, capital expenditures, distributions to stockholders and unit holders, and other cash requirements. Our debt related investments are our financial instruments that are most significantly and directly impacted by changes in their respective market conditions. In addition, our outstanding borrowings are also directly impacted by changes in market conditions. This impact is largely mitigated by the fact that the majority of our outstanding borrowings have fixed interest rates, which minimize our exposure to the risk that fluctuating interest rates may pose to our operating results and liquidity.

As of December 31, 2014, the outstanding principal balance of variable rate debt investments indexed to LIBOR rates was $25.0 million. If the LIBOR rates relevant to our variable rate debt investments were to decrease 10%, we estimate that our annual interest income would decrease by approximately $4,000 based on the LIBOR rates and our outstanding floating-rate debt investments as of December 31, 2014.

As of December 31, 2014, the fair value of our fixed rate mortgage debt was $848.0 million and the carrying value of our fixed rate mortgage debt was $808.0 million. The fair value estimate of our fixed rate mortgage debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of December 31, 2014. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

As of December 31, 2014, we had approximately $53.3 million of unhedged variable rate borrowings outstanding indexed to LIBOR rates. If the LIBOR rates relevant to our remaining variable rate borrowings were to increase 10%, we estimate that our annual interest expense would increase by approximately $9,000 based on our outstanding floating-rate debt as of December 31, 2014.

We may seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income (loss) and funds from operations from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes.

In addition to the above described risks, we are subject to additional credit risk. Credit risk refers to the ability of each individual borrower under our debt related investments to make required interest and principal payments on the scheduled due dates. We seek to reduce credit risk by actively monitoring our debt related investments and the underlying credit quality of our holdings. In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may continue to increase and result in further credit losses that would continue to, or more severely, adversely affect our liquidity and operating results. Adverse market and credit conditions have resulted in our recording of other-than-temporary impairment in certain securities and a provision for loan loss related to our debt related investments.

EXPERTS

The consolidated financial statements and related financial statement schedule of Dividend Capital Diversified Property Fund Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included in this Supplement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this Supplement under the captions “Net Asset Value Calculation and Valuation Procedures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Asset Value Calculation,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dividend Capital Diversified Property Fund Inc.:

We have audited the accompanying consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income and loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method for reporting discontinued operations as of January 1, 2014 due to the adoption of FASB Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.

/s/ KPMG LLP

Denver, Colorado

March 3, 2015

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and footnoted information)

	As of December 31
	2014	2013
ASSETS
Investments in real property	$2,442,509	$2,376,864
Accumulated depreciation and amortization	(513,083)	(452,222)

Total net investments in real property (1)	1,929,426	1,924,642
Debt related investments, net	94,951	123,935

Total net investments	2,024,377	2,048,577
Cash and cash equivalents	14,461	24,778
Restricted cash	27,452	25,550
Other assets, net	59,916	60,328
Assets held for sale (2)	21,927	146,176

Total Assets	$2,148,133	$2,305,409

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$49,974	$45,769
Mortgage notes and other secured borrowings (3)	853,267	943,045
Unsecured borrowings	345,000	300,000
Intangible lease liabilities, net	86,243	74,413
Other liabilities	47,789	50,503
Liabilities associated with assets held for sale (4)	1,880	86,668

Total Liabilities	1,384,153	1,500,398
Equity:
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 178,399,679 and 176,006,755 shares issued and outstanding, as of December 31, 2014 and December 31, 2013, respectively (5)	1,784	1,760
Additional paid-in capital	1,586,444	1,582,886
Distributions in excess of earnings	(893,791)	(860,747)
Accumulated other comprehensive loss	(10,120)	(10,794)

Total stockholders’ equity	684,317	713,105
Noncontrolling interests	79,663	91,906

Total Equity	763,980	805,011

Total Liabilities and Equity	$2,148,133	$2,305,409

(1)	Includes approximately $82.7 million and $82.4 million, after accumulated depreciation and amortization, in consolidated real property variable interest entity investments as of December 31, 2014 and 2013, respectively.
(2)	Includes approximately $0 and $143.0 million, after accumulated depreciation and amortization, in consolidated real property variable interest investments as of December 31, 2014 and 2013, respectively.
(3)	Includes approximately $59.4 million and $60.7 million in consolidated mortgage notes in variable interest entity investments as of December 31, 2014 and 2013, respectively.
(4)	Includes approximately $0 and $80.4 million in consolidated mortgage notes in variable interest entity investments as of December 31, 2014 and 2013, respectively.
(5)	Includes 163,067,835 shares of Class E common stock, 1,187,215 shares of Class A common stock, 1,116,698 shares of Class W common stock, and 13,027,931 shares of Class I common stock issued and outstanding as of December 31, 2014, and 171,254,036 shares of Class E common stock, 216,745 shares of Class A common stock, 208,889 shares of Class W common stock, and 4,327,085 shares of Class I common stock issued and outstanding as of December 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share and footnoted information)

	For the Year Ended December 31,
	2014	2013	2012
REVENUE:
Rental revenue	$224,201	$207,328	$206,916
Debt related income	7,396	10,449	9,409

Total Revenue	231,597	217,777	216,325
EXPENSES:
Rental expense	50,997	43,672	40,535
Real estate depreciation and amortization expense	88,994	87,174	91,127
General and administrative expenses (1)	11,610	9,973	7,229
Advisory fees, related party	15,919	15,120	17,659
Acquisition-related expenses	703	337	325
Impairment of real estate property	9,500	2,600	—

Total Operating Expenses	177,723	158,876	156,875
Other Income (Expenses):
Interest and other income (expense)	1,168	(153)	807
Interest expense	(61,903)	(65,325)	(69,844)
Loss on extinguishment of debt and financing commitments	(63)	(2,507)	(5,374)
Gain on sale of real property (2)	10,914	—	—

Income (loss) from continuing operations	3,990	(9,084)	(14,961)
Discontinued operations (3)	30,004	65,554	(7,410)

Net income (loss)	33,994	56,470	(22,371)
Net (income) loss attributable to noncontrolling interests	(4,802)	(4,002)	110

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$29,192	$52,468	$(22,261)

Net income (loss) per basic and diluted common share:
Continuing operations	$0.02	$(0.05)	$(0.08)
Discontinued operations	$0.14	$0.34	$(0.04)

NET INCOME (LOSS) PER BASIC AND DILUTED COMMON SHARE	$0.16	$0.29	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	178,273	178,196	181,982

Diluted	190,991	191,932	197,244

(1)	Includes approximately $6.8 million, $4.7 million and $3.0 million paid to our Advisor and its affiliates for reimbursable expenses during the years ended December 31, 2014, 2013, and 2012, respectively.
(2)	Includes approximately $419,000 paid to our Advisor for advisory fees associated with the disposition of real properties during the year ended December 31, 2014.
(3)	Includes approximately $1.6 million, $2.6 million, and $101,000 paid to our Advisor for fees associated with the disposition of real properties during the years ended December 31, 2014, 2013, and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

(In thousands)

	For the Year Ended December 31,
	2014	2013	2012
Net Income (Loss)	$33,994	$56,470	$(22,371)
Other Comprehensive Income (Loss):
Net unrealized change from available-for-sale securities	(211)	—	(1,426)
Unrealized change from cash flow hedging derivatives	721	4,975	3,963

Total Other Comprehensive Income	510	4,975	2,537

Comprehensive income (loss)	34,504	61,445	(19,834)
Comprehensive income attributable to noncontrolling interests	(4,637)	(3,577)	(87)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$29,867	$57,868	$(19,921)

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENT OF EQUITY

(In thousands)

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Earnings	Income (Loss)	Interests	Equity
Balances, December 31, 2011	182,331	$1,823	$1,640,336	$(744,365)	$(18,536)	$120,011	$999,269
Comprehensive income (loss):
Net loss	—	—	—	(22,261)	—	(110)	(22,371)
Net unrealized change from available-for-sale securities	—	—	—	—	(1,315)	(111)	(1,426)
Unrealized change from cash flow hedging derivatives	—	—	—	—	3,655	308	3,963
Common stock:
Issuance of common stock, net of offering costs	4,711	47	34,877	—	—	—	34,924
Conversion of OP Units to common stock	269	3	2,270	—	—	(2,273)	—
Redemptions of common stock	(9,183)	(92)	(65,066)	—	—	—	(65,158)
Amortization of stock based compensation	—	—	7	—	—	—	7
Distributions declared on common stock	—	—	—	(84,259)	—	—	(84,259)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	1,053	1,053
Distributions to noncontrolling interests	—	—	—	—	—	(8,617)	(8,617)
Redemptions of noncontrolling interests	—	—	—	—	—	(12,785)	(12,785)
Buyout of noncontrolling interest	—	—	(1,428)	—	—	(1,645)	(3,073)

Balances, December 31, 2012	178,128	$1,781	$1,610,996	$(850,885)	$(16,196)	$95,831	$841,527

Comprehensive income (loss):
Net income	—	—	—	52,468	—	4,002	56,470
Unrealized change from cash flow hedging derivatives	—	—	—	—	4,621	354	4,975
Common stock:
Issuance of common stock, net of offering costs	7,864	78	48,611	—	—	—	48,689
Redemptions of common stock	(9,985)	(99)	(68,432)	—	—	—	(68,531)
Distributions declared on common stock	—	—	—	(62,330)	—	—	(62,330)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	212	212
Distributions declared to noncontrolling interests	—	—	—	—	—	(5,446)	(5,446)
Redemptions of noncontrolling interests	—	—	(5,549)	—	781	(1,408)	(6,176)
Buyout of noncontrolling interest	—	—	(2,740)	—	—	(1,639)	(4,379)

Balances, December 31, 2013	176,007	$1,760	$1,582,886	$(860,747)	$(10,794)	$91,906	$805,011

Comprehensive income (loss):
Net income	—	—	—	29,192	—	4,802	33,994
Net unrealized change from available-for-sale securities	—	—	—	—	(196)	(15)	(211)
Unrealized change from cash flow hedging derivatives	—	—	—	—	671	50	721
Common stock:
Issuance of common stock, net of offering costs	13,923	140	86,961	—	—	—	87,101
Issuance of common stock, stock-based compensation plans	136	1	776	—	—	—	777
Redemptions of common stock	(11,666)	(117)	(82,119)	—	—	—	(82,236)
Amortization of stock-based compensation	—	—	30	—	—	—	30
Distributions declared on common stock	—	—	—	(62,236)	—	—	(62,236)
Noncontrolling interests:
Contributions of noncontrolling interests	—	—	—	—	—	104	104
Distributions declared to noncontrolling interests	—	—	—	—	—	(9,390)	(9,390)
Redemptions of noncontrolling interests	—	—	(1,121)	—	199	(6,978)	(7,900)
Buyout of noncontrolling interests	—	—	(969)	—	—	(816)	(1,785)

Balances, December 31, 2014	178,400	$1,784	$1,586,444	$(893,791)	$(10,120)	$79,663	$763,980

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES:
Net income (loss)	$33,994	$56,470	$(22,371)
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate depreciation and amortization expense	88,994	108,191	129,116
Gain on disposition of real property	(40,592)	(74,306)	(21,144)
Unrealized impairment loss on real property	9,500	2,600	5,700
Other adjustments to reconcile loss to net cash provided by operating activities	8,628	9,835	14,824
Changes in operating assets and liabilities	(13,295)	(16,201)	(11,638)

Net cash provided by operating activities	87,229	86,589	94,487
INVESTING ACTIVITIES:
Acquisition of real property	(125,509)	(48,228)	—
Capital expenditures in real property	(14,944)	(25,436)	(21,456)
Proceeds from disposition of real properties	105,322	133,485	7,081
Investment in debt related investments	—	(10,848)	(39,958)
Principal collections on debt related investments	24,052	29,018	7,300
Other investing activities	(4,023)	(5,144)	7,568

Net cash (used in) provided by investing activities	(15,102)	72,847	(39,465)
FINANCING ACTIVITIES:
Mortgage note proceeds	—	—	15,126
Mortgage note principal repayments	(52,977)	(29,046)	(291,281)
Net proceeds from revolving line of credit borrowings	45,000	—	30,000
Proceeds from term loan borrowings	—	—	270,000
Repayment of other secured borrowings	(1,122)	(44,256)	(27,461)
Redemption of common shares	(81,990)	(66,073)	(53,916)
Distributions on common stock	(41,239)	(41,050)	(57,005)
Proceeds from sale of common stock	74,916	30,917	567
Offering costs for issuance of common stock	(4,568)	(3,812)	(3,403)
Distributions to noncontrolling interest holders	(9,501)	(5,599)	(9,230)
Redemption of OP Unit holder interests	(8,219)	(6,405)	(11,944)
Other financing activities	(2,744)	(6,206)	(8,050)

Net cash used in financing activities	(82,444)	(171,530)	(146,597)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,317)	(12,094)	(91,575)
CASH AND CASH EQUIVALENTS, beginning of period	24,778	36,872	128,447
CASH AND CASH EQUIVALENTS, end of period	$14,461	$24,778	$36,872

Supplemental Disclosure of Cash Flow Information:
Assumed mortgage	$—	$57,897	$124,800
Cash paid for interest	$58,330	$72,352	$87,935
Amount issued pursuant to the distribution reinvestment plan	$20,831	$21,473	$34,491
Non-cash reduction of mortgage note and other secured borrowings*	$115,387	$285,756	$63,253
Non-cash disposition of real property*	$107,075	$225,409	$46,282
Non-cash principal collection on debt related investments*	$7,125	$46,183	$17,778
Non-cash origination of debt related investments	$—	$—	$82,343
Non-cash investment in real property	$12,232	$—	$125,854
Non-cash origination of repurchase facility	$—	$—	$96,534

*	Represents the amount of sales proceeds and debt repayments from the disposition of real property or the repayment of borrowings that we did not receive or pay in cash, primarily due to the repayment or assumption of related borrowings by the purchaser or borrower at closing.

The accompanying notes are an integral part of these consolidated financial statements.

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

1. ORGANIZATION

Dividend Capital Diversified Property Fund Inc. is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. As used herein, “the Company,” “we,” “our” and “us” refer to Dividend Capital Diversified Property Fund Inc. and its consolidated subsidiaries and partnerships except where the context otherwise requires.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes, and we utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp. (the “TRS”), through which we have executed certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership.

We are the sole general partner of our Operating Partnership. In addition, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for partnership units (“OP Units”) representing our interest as a limited partner of the Operating Partnership.

Dividend Capital Total Advisors LLC (our “Advisor”), a related party, manages our day-to-day activities under the terms and conditions of an advisory agreement (as amended from time to time, the “Advisory Agreement”). Our Advisor and its affiliates receive various forms of compensation, reimbursements and fees for services relating to the investment and management of our real estate assets.

On July 12, 2012, the Securities and Exchange Commission (the “Commission”) declared effective our Registration Statement on Form S-11 (Registration Number 333-175989) (as amended, the “Registration Statement”). The Registration Statement applies to the offer and sale (the “Offering”) of up to $3,000,000,000 of our shares of common stock, of which $2,250,000,000 of shares are expected to be offered to the public in a primary offering and $750,000,000 of shares are expected to be offered to our stockholders pursuant to an amended and restated distribution reinvestment plan (subject to our right to reallocate such amounts). In the Offering, we are offering to the public three classes of shares: Class A shares, Class W shares and Class I shares with net asset value (“NAV”) based pricing. See “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and Exhibit 99.1 of this Annual Report on Form 10-K for a description of our valuation procedures and valuation components, including important disclosure regarding real property valuations provided by Altus Group U.S., Inc., an independent valuation firm. Our independent registered public accounting firm does not audit our NAV. Selling commissions, dealer manager fees, and distribution fees are allocated to Class A shares, Class W shares, and Class I shares on a class-specific basis and differ for each class, even when the NAV of each class is the same. We are offering to sell any combination of Class A shares, Class W shares and Class I shares with a dollar value up to the maximum offering amount. We also sell shares of our unclassified common stock, which we refer to as “Class E” shares, pursuant to our distribution reinvestment plan offering registered on our Registration Statement on Form S-3 (Registration Number 333-162636). In the event of a liquidation event, such assets, or the proceeds therefrom, will be distributed ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Other than differing allocable fees and expenses and liquidation rights, Class E shares, Class A shares, Class W shares, and Class I shares have identical rights and privileges.

As of December 31, 2014, we had raised gross proceeds of approximately $110.2 million from the sale of approximately 15.8 million shares in the Offering, including approximately $1.2 million through our distribution reinvestment plan. As of December 31, 2014, approximately $2,889.8 million in shares remained available for sale pursuant to the Offering, including approximately $748.8 million in shares available for sale through our distribution reinvestment plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Due to our control of our Operating Partnership through our sole general partnership interest and the limited rights of the limited partners, we consolidate our Operating Partnership, and limited partner interests not held by us are reflected as noncontrolling interests in the accompanying consolidated financial statements (herein referred to as “financial statements”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Our financial statements also include the accounts of our consolidated subsidiaries and joint ventures through which we are the primary beneficiary, when such subsidiaries and joint ventures are variable interest entities, or through which we have a controlling interest. In determining whether we have a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we have the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses that could potentially be significant to the entity or the right to receive benefits that could potentially be significant to the entity.

All joint ventures in which we have investments are variable interest entities. All of our investments in joint ventures represent our interests in real estate partnerships, formed for the purpose of acquiring, leasing, managing, holding for investment, selling and otherwise dealing with real property investments. Our involvement with our joint ventures affects our financial position, financial performance and cash flows in ways similar to direct ownership of real property investment. We own a significantly disproportionate majority of the ownership interests of our joint ventures. In each of our joint ventures, our joint venture partner performs the day-to-day management of the real properties owned by the respective joint ventures. However, in each of our joint ventures, we approve the activities that most significantly impact the joint venture’s economic performance. Due to our substantive approval rights and our exposure to the economic returns and losses of each of the joint ventures, we are the primary beneficiary of each of our joint ventures. Based on these considerations, we consolidate all of our investments in joint ventures. See our consolidated balance sheets for disclosure of the amount of real property and mortgage note borrowings that we consolidated through our investments in variable interest entities as of December 31, 2014 and 2013.

Judgments made by us with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involve consideration of various factors, including the form of our ownership interest, the size of our investment (including loans), our ability to direct the activities of the entity, and our obligation to absorb the losses of, or, our right to receive benefits from the entity. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our financial statements and, consequently, our financial position and specific items in our results of operations that are used by our stockholders, lenders and others in their evaluation of us. The maximum risk of loss related to our investment in these consolidated variable interest entities is limited to our recorded investments in such entities. The creditors of the consolidated variable interest entities do not have recourse to our general credit.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity.

Reclassifications

Certain amounts included in the accompanying financial statements for 2013 and 2012 have been reclassified to conform to the 2014 financial statement presentation. Balance sheet amounts for properties classified as held for sale have been reclassified as of December 31, 2014 and 2013. Statement of operations amounts for properties classified as discontinued operations have been reclassified for all periods presented. After December 31, 2013, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. Through December 31, 2013, discontinued operations represent properties that we have either disposed of or have classified as held for sale if both the operations and cash flows of the property have been or will be eliminated from our ongoing operations as a result of the disposal transaction and if we will not have any significant continuing involvement in the operations of the property after the disposal transaction. Amounts in our segment and quarterly financial data disclosures in Notes 13 and 16 reflect the reclassification of amounts related to properties classified as discontinued operations as of December 31, 2014.

Investments

Real Property

Costs associated with the acquisition of real property, including acquisition fees paid to our Advisor, are expensed as incurred. In addition, we estimate the fair value of contingent consideration and contingencies related to acquisitions of real property in determining the total cost of the property acquired. Subsequent changes in the fair value of such contingent consideration are recorded either as a gain or loss in our statement of operations. Contingencies are subsequently adjusted through the statement of operations when new information becomes available indicating that settlement of a contingent liability is probable and can be estimated at an amount greater than the acquisition date fair value, or the contingency is resolved, in which case the contingent asset or liability is derecognized.

Costs associated with the development and improvement of our real property assets are capitalized as incurred. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. The results of operations for acquired real property are included in our accompanying statements of operations from their respective acquisition dates.

Upon acquisition, the total cost of a property is allocated to land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities. The purchase price allocation of the total cost to land, building, building improvements, tenant improvements, intangible lease assets and intangible lease liabilities is based on our estimate of the property’s as-if vacant fair value. The as-if vacant fair value is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The difference between the fair value and the face value of debt assumed in an acquisition is recorded as an adjustment to the purchase price allocation. The allocation of the total cost of a property to an intangible lease asset includes the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other costs.

We record acquired “above-market” and “below-market” leases at their fair value equal to the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease plus the term of any below-market fixed-rate renewal option periods for below-market leases. In addition, we allocate a portion of the purchase price of an acquired property to the estimated value of customer relationships, if any. As of December 31, 2014, we had not recognized any estimated value to customer relationships.

Intangible in-place lease assets are amortized over the corresponding lease term. Above-market lease assets are amortized as a reduction in rental revenue over the corresponding lease term. Below-market lease liabilities are amortized as an increase in rental revenue over the corresponding lease term, plus any applicable below-market fixed-rate renewal option periods. The following table summarizes the amounts that we have incurred in amortization expense for intangible lease assets and adjustments to rental revenue for above-market lease assets and below-market lease liabilities for the years ended December 31, 2014, 2013 and 2012 (amounts in thousands).

	For the Year Ended December 31,
	2014	2013	2012
Above-market lease assets	$(6,708)	$(7,293)	$(8,050)
Below-market lease liabilities	7,324	7,537	9,567

Net increase to rental revenue	$616	$244	$1,517

Intangible lease asset amortization	$(48,937)	$(62,325)	$(80,739)

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a tenant terminates a lease before the stated lease expiration date. We recorded an insignificant amount of adjustments related to write-offs of unamortized intangible lease assets and liabilities due to early lease terminations during the years ended December 31, 2014, 2013 and 2012.

Real property assets, including land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over their estimated useful lives as described in the following table.

Description	Depreciable Life
Land	Not depreciated
Building	40 years
Building and land improvements	5-40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible in-place lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

The following table presents expected amortization during the next five years and thereafter related to the acquired above-market lease assets, below-market lease liabilities and acquired in-place lease intangibles, for properties owned (including properties classified as held for sale) as of December 31, 2014 (amounts in thousands).

	For the Year Ended December 31,
	2015	2016	2017	2018	2019	Thereafter	Total
Acquired below-market lease liabilities	$7,967	$7,198	$6,728	$6,370	$5,820	$52,160	$86,243
Acquired above-market lease assets	(6,323)	(6,256)	(3,717)	(1,430)	(1,183)	(714)	(19,623)

Net rental revenue increase (decrease)	$1,644	$942	$3,011	$4,940	$4,637	$51,446	$66,620

Acquired in-place lease intangible amortization	$44,531	$40,901	$24,935	$14,521	$10,618	$20,088	$155,594

Discontinued Operations and Held for Sale

Beginning with the year ended December 31, 2014, a discontinued operation is defined as a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. Through December 31, 2013, we present the results of operations and the respective aggregate net gains (losses) of any property or group of properties that were disposed or classified as held for sale as of the end of each year when the operations and cash flows have been (or will be) eliminated from our ongoing operations and we will not have any significant continuing involvement. Interest expense is included in discontinued operations only if it is directly attributable to these operations or properties. The results of operations of properties that have been classified as discontinued operations are reported as discontinued operations for all periods presented. We classify real property as held for sale when our management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is probable, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on our balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets. We recognize an impairment loss for assets held for sale if the current net book value of the property exceeds its fair value less selling costs. As of December 31, 2014 and 2013, one and 12 of our properties were classified as held for sale, respectively.

Debt Related Investments

Debt related investments are considered to be held for investment, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments unless such loans or investments are deemed to be impaired.

Revenue Recognition

Revenue Recognition — Real Property

We record rental revenue for the full term of each lease on a straight-line basis. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments increase during the term of the lease. Accordingly, we record a receivable from tenants for rent that we expect to collect over the remaining lease term rather than currently, which is recorded as straight-line rents receivable. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as rental revenue.

The following table summarizes straight-line rental adjustments and tenant recovery income received from tenants for real estate taxes, insurance and other property operating expenses and recognized as rental revenue for the years ended December 31, 2014, 2013, and 2012 (amounts in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Straight-line rent adjustments	$3,037	$8,864	$8,107
Tenant recovery income (1)	$31,092	$33,029	$33,585

(1)	Tenant recovery income presented in this table excludes real estate taxes that were paid directly by our tenants that are subject to triple net lease contracts. Such payments totaled approximately $12.4 million, $12.6 million and $11.4 million during the years ended December 31, 2014, 2013, and 2012 respectively.

Revenue Recognition — Debt Related Investments

Interest income on debt related investments is recognized over the life of the investment using the effective interest method and is recognized on an accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan. Anticipated exit fees, where collection is expected, are also recognized over the term of the debt related investment. A debt related investment is considered to be non-performing and is placed on non-accrual status when it becomes delinquent and management determines it is probable that it will be unable to collect all amounts due according to contractual terms. While on non-accrual status, debt related investments are accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash. Non-accrual debt investments are returned to accrual status when they become contractually current and management believes it will collect all amounts contractually due.

Impairment

Impairment — Real Property

We review our investments in real property that are classified as held and used individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine their appropriate classification, as well as whether there are indicators of impairment.

As of December 31, 2014, 67 of our properties are classified as held and used. These held and used assets are reviewed for indicators of impairment, which may include, among others, each tenant’s inability to make rent payments, operating losses or negative operating trends at the property level, notification by a tenant that it will not renew its lease, a decision to dispose of a property, including a change in estimated holding periods, or adverse changes in the fair value of any of our properties. If indicators of impairment exist on a held and used asset, we compare the future estimated undiscounted cash flows from the expected use of the property to its net book value to determine if impairment exists. If the sum of the future estimated undiscounted cash flows is greater than the current net book value, we conclude no impairment exists. If the sum of the future estimated undiscounted cash flows is less than its current net book value, we recognize an impairment loss for the difference between the net book value of the property and its estimated fair value. If our assumptions, projections or estimates regarding a property change in the future, we may have to record an impairment charge to reduce or further reduce the net book value of the property. See Note 3 for a discussion of impairment charges relating to our real properties recorded during the years ended December 31, 2014, 2013, and 2012.

Impairment — Debt Related Investments

We review our debt related investments on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure impairment based on the fair value of the collateral of an impaired collateral-dependent debt related investment or to measure impairment based on an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. See Note 4 for a discussion of impairment charges relating to our debt related investments recorded during the years ended December 31, 2014, 2013, and 2012.

Impairment — Real Estate Securities

As of December 31, 2014 and 2013, we held investments in real estate securities of approximately $200,000 and $461,000, respectively. Real estate securities are included in other assets, net, in the accompanying balance sheets.

During the year ended December 31, 2014, we recorded approximately $261,000 related to other-than-temporary impairment of our CMBS and CRE-CDO securities. Due to volatility with the credit market and its unpredictable impact for such securities, we determined that we cannot reliably predict the timing and amount of cash flows that we expect to receive related to the majority of our CMBS and CRE-CDO securities. Therefore, we account for such securities under the cost recovery method of accounting. The application of the cost recovery method of accounting requires that we cease recognizing interest income related to these securities until the amortized cost of each respective security is depleted or until we can reliably estimate cash flows. Once the amortized cost of each security is depleted or we can reasonably estimate cash flows, cash payments will be recorded to interest income. Under the cost recovery method of accounting, if the fair value of a security falls below the amortized cost of that security and we do not anticipate that the receipt of near term cash flows will sufficiently reduce the security’s amortized cost below its fair value, then we recognize an other-than-temporary impairment in an amount equal to the difference between that security’s fair value and its amortized cost.

Credit Losses

A credit loss represents the difference between the present value of expected future cash flows and the amortized cost basis of a debt security. As of December 31, 2014 and 2013, we had recognized approximately $140.4 million and $140.1 million, respectively, of cumulative credit losses in other-than-temporary impairment related to our investments in debt securities. We did not record any impairment losses during the years ended December 31, 2013 or 2012, respectively.

Derivative Instruments and Hedging Activities

We record all derivative instruments in the accompanying balance sheets at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. Derivative instruments used to hedge exposure to changes in the fair value of an asset, liability, or firm commitments attributable to a particular risk, such as interest rate risk, are considered “fair value” hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, such as future interest payments, or other types of forecasted transactions, are considered “cash flow” hedges. We do not have any fair value hedges.

For derivative instruments designated as cash flow hedges, the changes in the fair value of the derivative instrument that represent changes in expected future cash flows, which are effectively hedged by the derivative instrument, are initially reported as other comprehensive income (loss) in the statement of equity until the derivative instrument is settled. Upon settlement, the effective portion of the hedge is recognized as other comprehensive income (loss) and amortized over the term of the designated cash flow or transaction the derivative instrument was intended to hedge. The change in value of any derivative instrument that is deemed to be ineffective is charged directly to earnings when the determination of hedge ineffectiveness is made. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For purposes of determining hedge ineffectiveness, management estimates the timing and potential amount of future fixed-rate debt issuances each quarter in order to estimate the cash flows of the designated hedged item or transaction. Management considers the likelihood of the timing and amount of entering into such forecasted transactions when determining the expected future fixed-rate debt issuances. We do not use derivative instruments for trading or speculative purposes. We classify cash paid to settle our forward starting swaps as financing activities in our statements of cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less such as money market mutual funds or certificates of deposits. As of both December 31, 2014 and 2013, we have not realized any losses in such cash accounts or investments and believe that we are not exposed to any significant credit risk.

Restricted Cash

Restricted cash consists primarily of lender and property-related escrow accounts. As of both December 31, 2014 and 2013, we had not realized any losses in such restricted cash accounts or investments related to, and believe that we are not exposed to any significant credit risk.

Collectability of Receivables

We evaluate the collectability of our rent and other receivables on a regular basis based on factors including, among others, payment history, the financial strength of the tenant or borrower and any guarantors. Specifically with regards to our debt related investments, we evaluate the collectability of our receivables based on factors including, among others, the value of the underlying collateral, the operations and operating trends of the underlying collateral, if any, the asset type and current economic conditions. If our evaluation of these factors indicates we may not recover the full amount of the receivable, we provide a reserve against the portion of the receivable that we estimate may not be recovered. This analysis requires us to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected. As of December 31, 2014 and 2013, we had allowances included in the caption other assets, net, in our accompanying balance sheets of approximately $261,000 and $251,000, respectively, related to our rent and other receivables. If our assumptions or estimates regarding the collectability of a receivable change in the future, we may have to record allowances to reduce or further reduce the carrying value of the receivable.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reported in the accompanying statements of equity primarily consists of the cumulative loss related to our derivatives of $8.1 million, before attribution to noncontrolling interests of $956,000, and cumulative gain related to our real estate securities of approximately $200,000, before attribution of a cumulative loss to noncontrolling interests of $1.3 million.

Basic and Diluted Net Income (Loss) per Common Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units.

Stock-Based Compensation

Independent Director RSU Awards

On December 5, 2013, our board of directors approved revised compensation for our independent directors. In connection with the revised compensation plan, at each annual meeting of stockholders the independent directors will automatically, upon election, receive an award of restricted stock units (“RSUs”) with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting. RSUs granted under this plan are measured at fair value on the grant date and amortized to compensation expense on a straight-line basis over the service period after which the awards fully vest. Such expense is included in “General and administrative” expense in our Consolidated Statements of Operations. The fair value of these awards is measured at our NAV per share. During the year ended December 31, 2014, we recorded approximately $30,000 within “General and administrative” expense in our Consolidated Statements of Operations, which included (i) a pro rata Annual Award made on January 2, 2014, to each independent director then in office, with the number of RSUs based on the Class I NAV as of the end of the day on January 2, 2014, and reflecting the number of days remaining until the one-year anniversary of the 2013 annual meeting of stockholders, and (ii) the amortized portion of an Annual Award made on June 25, 2014, to each independent director then in office, with the number of RSUs based on the Class I NAV as of the end of the day on June 25, 2014, and reflecting the number of days remaining until the one-year anniversary of the 2014 annual meeting of stockholders. RSUs awarded to our independent directors vest no later than one year from the date of grant.

Advisor RSU Agreement

On April 7, 2014, we entered into a Restricted Stock Unit Agreement (the “RSU Agreement”) with our Advisor. Pursuant to the terms of the RSU Agreement, we granted 493,575 RSUs to our Advisor, in return for offsets of future advisory fees and expenses. Each RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. Each RSU entitles the Advisor to certain dividend equivalents that match dividends paid on Class I shares. RSUs granted to our Advisor generally vest ratably over a period of four years. The Advisor is expected to redistribute a significant portion of the RSUs and/or shares to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. See Note 11 for a discussion of the RSU Agreement.

Restricted Stock Grant

Effective March 24, 2014, we granted 44,793 restricted shares of Class I common stock to certain employees of our Advisor and its affiliates. Restricted stock grants are measured at fair value during the service period and recorded to compensation expense over the service period after which the grants fully vest. Such expense is included in “General and administrative” expense in our Consolidated Statements of Operations. The fair value of these awards is measured at our NAV per share as of the date the shares vest. During the year ended December 31, 2014, we recorded approximately $125,000 within “General and administrative” expense in our Consolidated Statements of Operations. Our restricted stock generally vests ratably over a period of three to four years.

Income Taxes

We operate in a manner intended to qualify as a REIT for U.S. federal income tax purposes. As a REIT, we generally will not be subject to federal income taxes on net income that we distribute to our stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. We believe we are organized and operate in such a manner and intend to operate in the foreseeable future in such a manner as to qualify as a REIT for federal income tax purposes. We are, however, subject to certain state and local taxes. Our taxable REIT subsidiary, DCTRT Leasing Corporation, is also subject to federal, state, and local taxes.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the periods they are determined to be necessary.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09 (“ASU 2014-09”), which provides new guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements. The new guidance specifically excludes revenue associated with lease contracts. ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016 and will require full or modified retrospective application. Early adoption is not permitted. We are currently evaluating the impact this guidance will have on our financial statements as well as the expected adoption method.

In April 2014, the FASB issued Accounting Standards Update 2014-08 (“ASU 2014-08”), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which provides a revised definition of a discontinued operation. ASU 2014-08 requires additional disclosures for a discontinued operation and the disposal of an asset and component of the entity that is not a discontinued operation. Under ASU 2014-08, a discontinued operation is a component (or group of components) of the entity, the disposal of which would represent a strategic shift that has (or will have) a major effect on the entity’s operations and financial results, when such component (or group of components) have been disposed of or classified as held for sale. The amendments in the ASU should be applied prospectively and are effective for us beginning January 1, 2015, with early adoption permitted. We adopted this standard effective January 1, 2014. During the year ended December 31, 2014, we disposed of five operating properties that we determined did not meet the definition of discontinued operations under the revised standard. As a result of our adoption of this ASU, we anticipate that fewer of our property dispositions made in the normal course of business will qualify for discontinued operations reporting. See Note 3 for additional information.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis, which improves targeted areas of the consolidation guidance and reduces the number of consolidation models. The amendments in the ASU are effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

3. INVESTMENTS IN REAL PROPERTY

Our consolidated investments in real property consist of investments in office, industrial and retail properties. The following tables summarize our consolidated investments in real property as of December 31, 2014 and 2013 (amounts in thousands):

Real Property	Land	Building and Improvements	Intangible Lease Assets	Total Investment Amount	Intangible Lease Liabilities	Net Investment Amount
As of December 31, 2014:
Office (1)	$238,505	$818,659	$359,057	$1,416,221	$(21,535)	$1,394,686
Industrial	25,502	193,878	48,421	267,801	(41,011)	226,790
Retail	237,605	464,479	86,820	788,904	(62,292)	726,612

Total gross book value	501,612	1,477,016	494,298	2,472,926	(124,838)	2,348,088
Accumulated depreciation/amortization	—	(204,165)	(319,081)	(523,246)	38,595	(484,651)

Total net book value	$501,612	$1,272,851	$175,217	$1,949,680	$(86,243)	$1,863,437

As of December 31, 2013:
Office	$232,117	$769,654	$365,314	$1,367,085	$(15,861)	$1,351,224
Industrial (2)	51,678	359,800	66,877	478,355	(46,626)	431,729
Retail	227,218	420,070	77,752	725,040	(51,059)	673,981

Total gross book value	511,013	1,549,524	509,943	2,570,480	(113,546)	2,456,934
Accumulated depreciation/amortization	—	(207,966)	(294,881)	(502,847)	35,997	(466,850)

Total net book value	$511,013	$1,341,558	$215,062	$2,067,633	$(77,549)	$1,990,084

(1)	Includes $4.1 million in land, $19.3 million in building and improvements, and $7.0 million in intangible lease assets before accumulated depreciation of $10.2 million, related to an office property classified as held for sale in the accompanying balance sheet as of December 31, 2014.
(2)	Includes $21.1 million in land, $157.7 million in building and improvements, $14.9 million in intangible lease assets, and $5.6 million in intangible lease liabilities, before accumulated depreciation on assets of $50.6 million and accumulated amortization of intangible lease liabilities of $2.5 million, related to 12 industrial properties classified as held for sale in the accompanying balance sheet as of December 31, 2013.

Acquisitions

The following table summarizes our acquisitions of real properties during the year ended December 31, 2014 (dollar amounts and square footage in thousands):

Real Property	Market	Property Type	Number of Properties	Date of Acquisition	Acquisition Price	Net Rentable Square Feet	Percent Leased
Salt Pond	Greater Boston (1)	Retail	1	11/4/2014	$39,160	185	95%
1st Avenue Plaza	Denver, CO	Office	1	8/22/2014	75,000	262	94%
Durgin Square	Greater Boston	Retail	1	5/28/2014	24,700	138	94%

Total 2014 real property acquisitions			3		$138,860	585	95%

(1)	Our Greater Boston market comprises the greater metro area around Boston, MA. As of December 31, 2014, properties in our Greater Boston market are located in the following states: Massachusetts, Connecticut, New Hampshire, and Rhode Island.

On November 4, 2014, we acquired a 100% interest in a 185,000 square foot retail property in the Greater Boston market (“Salt Pond”). As of December 31, 2014, we have made an allocation of the fair value of the acquired assets and liabilities of Salt Pond to land, building, improvements and intangible lease assets and liabilities. Based on this allocation of the $39.2 million in estimated fair value of the acquired net assets of Salt Pond, we attributed approximately $8.8 million to land, approximately $34.6 million to building and improvements, approximately $5.7 million to intangible lease assets, and approximately $9.9 million to intangible lease liabilities. The weighted-average amortization periods for the intangible lease assets and intangible lease liabilities were approximately 4.8 years and 23.9 years, respectively, at the acquisition date. We have not made any material adjustments related to this acquisition since the initial allocation.

On August 22, 2014, we acquired a 100% interest in a 262,000 square foot office property in the Denver, CO market (“1st Avenue Plaza”). As of December 31, 2014, we have made an allocation of the fair value of the acquired assets and liabilities of 1st Avenue Plaza to land, building, improvements and intangible lease assets and liabilities. Based on this allocation of the $75.0 million in estimated fair value of the acquired net assets of 1st Avenue Plaza, we attributed approximately $15.7 million to land, approximately $55.7 million to building and improvements, approximately $9.6 million to intangible lease assets, and approximately $6.0 million to intangible lease liabilities. The weighted-average amortization periods for the intangible lease assets and intangible lease liabilities were approximately 4.1 years and 4.5 years, respectively, at the acquisition date. We have not made any material adjustments related to this acquisition since the initial allocation.

On May 28, 2014, we acquired a 100% interest in a 138,000 square foot retail property in the Greater Boston market (“Durgin Square”). As of December 31, 2014, we have made an allocation of the fair value of the acquired assets and liabilities of Durgin Square to land, building, improvements and intangible lease assets and liabilities. Based on this allocation of the $24.7 million in estimated fair value of the acquired net assets of Durgin Square, we attributed approximately $7.2 million to land, approximately $16.0 million to building and improvements, approximately $5.1 million to intangible lease assets, and approximately $3.6 million to intangible lease liabilities. The weighted-average amortization periods for the intangible lease assets and intangible lease liabilities were approximately 5.4 years and 17.3 years, respectively, at the acquisition date. We have not made any material adjustments related to this acquisition since the initial allocation.

For the year ended December 31, 2014, our consolidated statement of operations includes aggregate revenue and net operating income (“NOI”) attributable to 1st Avenue Plaza, Durgin Square, and Salt Pond as shown in the table below (amounts in thousands):

	For the Year Ended December 31, 2014
	Revenue	NOI (1)
Real Property
1st Avenue Plaza	$3,116	$2,078
Durgin Square	1,643	1,238
Salt Pond	545	444

Total	$5,304	$3,760

(1)	For a discussion as to why we view NOI to be an appropriate supplemental performance measure and a reconciliation to GAAP net income, refer to Note 13.

Dispositions

During 2014, 2013, and 2012 we disposed of the following properties (dollar amounts and square footage in thousands):

Type of Property	Market	DPF Ownership	Square Feet	Disposition Date	Gain (Loss)
2014 Dispositions:
Industrial Portfolio	Various (1)	92.5%	3,387	January 22, 2014	$29,545
Retail	Greater Boston	100.0%	110	February 18, 2014	2,276
Office	Little Rock, AR	100.0%	102	February 25, 2014	1,350
Land Parcel	Denver, CO	100.0%	—	April 14, 2014	93
Office	East Bay, CA	100.0%	60	June 13, 2014	2,755
Industrial (2)	Silicon Valley, CA	100.0%	177	October 15, 2014	421
Office	Denver, CO	100.0%	138	November 7, 2014	4,032

Total			3,974		$40,472

2013 Dispositions:
Office	Dallas, TX	100.0%	62	January 13, 2013	$1,217
Industrial Portfolio	Various (3)	96.4%	1,918	May 10, 2013	(311)
Office (4)	Dallas, TX	100.0%	1,509	May 31, 2013	15,462
Office	Greater Boston	100.0%	132	June 6, 2013	6,734
Office	Denver, CO	100.0%	257	July 31, 2013	35,371
Office	Denver, CO	100.0%	133	September 13, 2013	10,233
Office	Chicago, IL	100.0%	100	October 15, 2013	5,580

Total			4,111		$74,286

2012 Dispositions:
Retail	Greater Boston	100.0%	19	February 27, 2012	$(328)
Office	Silicon Valley, CA	90.0%	427	July 31, 2012	19,584
Industrial	Louisville, KY	90.0%	164	June 5, 2012	1,857

Total			610		$21,113

(1)	Industrial portfolio included 12 properties located in the following markets: Atlanta, GA, Central Pennsylvania, Cincinnati, OH, Columbus, OH, Dallas, TX, Indianapolis, IN, and Minneapolis/St. Paul, MN.
(2)	On October 15, 2014, we disposed of a wholly owned industrial property comprising approximately 177,000 net rentable square feet in three buildings located in the Silicon Valley, CA market (“Lundy”). At the time of the disposition, the property had a net investment amount of approximately $13.1 million (after a $2.6 million impairment charge which we recorded during the fourth quarter of 2013). The property was transferred to the lender through a foreclosure sale which extinguished amounts due, including related principal of $13.6 million.
(3)	Industrial portfolio included seven properties located in the following markets: Philadelphia, PA, Sacramento, CA, Central Pennsylvania, Charlotte, NC, Atlanta, GA, and Chicago, IL.
(4)	During the year ended December 31, 2012, we became the 100% owner of the titleholder of a 1.5 million square foot office property in the Dallas, TX market (“Comerica Bank Tower”), as the result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. Comerica Bank Tower was subject to a mortgage note with a principal balance of $179.8 million as of the acquisition date bearing interest at 5.8%, which matures in January 2017. On September 10, 2012, we were notified that a receiver (the “Receiver”) had been appointed for the Comerica Bank Tower. As of March 31, 2013, the unpaid principal balance of this mortgage note was $177.4 million. On May 31, 2013, Comerica Bank Tower was sold by the Receiver pursuant to court order to a purchaser unaffiliated with us. Because of the outstanding principal balance of the mortgage note, we did not receive any proceeds from the sale of Comerica Bank Tower.

Assets Held for Sale

As of December 31, 2014, we had agreed to dispose of an office property to an unrelated third party. Accordingly, the assets and liabilities related to this property are classified as held for sale in the accompanying balance sheet as of December 31, 2014. We sold the property on January 16, 2015. See Note 17 for additional discussion of this disposition. As of December 31, 2013, we had agreed to dispose of a portfolio of 12 industrial properties to an unrelated third party. Accordingly, the assets and liabilities related to properties in this portfolio are classified as held for sale in the accompanying balance sheet as of December 31, 2013. We sold the properties on January 22, 2014. The following table summarizes the properties held for sale (square feet in thousands):

Type of Property	Market	DPF Ownership	Square Feet	Disposition Date
Assets held for sale as of 12/31/2014
Office	Dallas, TX	100.0%	177	January 16, 2015
Assets held for sale as of 12/31/2013
Industrial Portfolio	Various (1)	92.5%	3,387	January 22, 2014

(1)	Industrial portfolio included 12 properties located in the following markets: Atlanta, GA, Central Pennsylvania, Cincinnati, OH, Columbus, OH, Dallas, TX, Indianapolis, IN, and Minneapolis/St. Paul, MN.

Discontinued Operations

We present the results of operations and the respective aggregate net gains (losses) of any property or group of properties that were disposed or classified as held for sale as of December 31, 2013, when the operations and cash flows have been (or will be) eliminated from our ongoing operations and we will not have any significant continuing involvement as discontinued operations in our accompanying statements of operations. Beginning with the year ended December 31, 2014, as the result of adopting new accounting guidance, we present the results of operations and the respective aggregate net gains (losses) of any property or group of properties, the disposal of which would represent a strategic shift that has (or will have) a major effect on our operations and financial results, when such property (or group of properties) have been disposed of or classified as held for sale, as discontinued operations in our accompanying statements of operations. Properties sold or classified as held for sale after December 31, 2013 are not classified as discontinued operations unless the sale or classification as held for sale meets the new accounting requirements.

Discontinued operations for the year ended December 31, 2014 include the results of operations and net gain on the disposition of 12 properties classified as held for sale as of December 31, 2013. Discontinued operations for the year ended December 31, 2013 include (i) the results of operations of the 13 properties disposed of during the year ended December 31, 2013, (ii) the results of operations of the 12 properties classified as held for sale as of December 31, 2013 and subsequently disposed of, and (iii) the aggregate net gain on dispositions recorded during the year ended December 31, 2013. Discontinued operations for the year ended December 31, 2012 include (i) the results of operations of the three operating properties disposed of during the year ended December 31, 2012, and (ii) the aggregate net gain on dispositions recorded during the year ended December 31, 2012. The following table summarizes amounts recorded as discontinued operations (amounts in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Revenues	$969	$39,023	$61,461
Rental expense	(340)	(14,020)	(21,731)
Real estate depreciation and amortization expense	—	(21,017)	(37,989)
Impairment of real estate property	—	—	(5,700)
Interest expense	(296)	(12,662)	(23,771)
Other expenses	(8)	(56)	(793)

Income (loss) from discontinued operations	325	(8,732)	(28,523)

Gain (Loss) on disposition	29,679	74,286	21,113

Discontinued operations	30,004	65,554	(7,410)

Discontinued operations attributable to noncontrolling interests	(4,462)	(4,560)	(971)

Discontinued operations attributable to common stockholders	$25,542	$60,994	$(8,381)

The following table summarizes capital expenditures and significant operating and investing noncash items related to our discontinued operations (amounts in thousands):

	For the Year Ended December 31,
	2014	2013
Capital expenditures	$—	$7,581
Noncash items:
Straight-line rent adjustments	(41)	3,050
Amortization of above-market lease assets	—	(391)
Amortization of below-market lease liabilities	—	998
Non-cash disposition of real property	$80,361	$225,409

The following table summarizes the carrying amounts of the major classes of assets and liabilities classified as held for sale as of December 31, 2014 and December 31, 2013, respectively (amounts in thousands):

	As of December 31, 2014	As of December 31, 2013
Land	$4,075	$21,060
Building and improvements	19,337	157,679
Intangible lease assets	7,005	14,877
Accumulated depreciation	(10,163)	(50,625)
Other assets, net	1,673	3,185

Assets held for sale	$21,927	$146,176

Mortgage notes and other secured borrowings	—	80,428
Intangible lease liabilities, net	—	3,136
Other liabilities	1,880	3,104

Liabilities related to assets held for sale	$1,880	$86,668

Real Property Impairment

During the year ended December 31, 2014, we recorded a $9.5 million impairment related to one of our wholly-owned retail properties in the Pittsburgh, PA market. This property serves as collateral for a cross-collateralized senior mortgage note that is also secured by two other retail properties. During the year ended December 31, 2014, we began to consider possible disposition opportunities for this retail property. Such disposition opportunities caused us to significantly reduce our estimated holding period for this property. As a result of our review and based on our estimate of future cash flow and fair value of the retail property, we recognized the impairment charge to adjust the carrying value to our estimate of fair value as of December 31, 2014.

During the year ended December 31, 2013, we determined that one of our wholly-owned industrial properties, located in the Silicon Valley, CA market, was unlikely to generate cash flows during our estimated investment period sufficient to recover our net book basis as of December 31, 2013. The primary factor leading to this determination was our determination that the market rental rate we could obtain, and the low demand for industrial space in the particular sub market in which the building is located, did not support our recorded carrying value. As a result of our review and based on our estimate of future cash flow and fair value of the office property, we recognized an impairment charge of approximately $2.6 million to adjust the carrying value to our estimate of fair value as of December 31, 2013.

During the year ended December 31, 2012, we recorded a $5.7 million impairment related to an industrial property held in a joint venture in which we do not act as the managing partner. This property was included in a portfolio of industrial properties held in the same joint venture that serves as collateral for a cross-collateralized senior mortgage note. During the year ended December 31, 2012 we began to consider possible disposition opportunities for this portfolio of industrial properties. Such disposition opportunities caused us to significantly reduce our estimated holding period for these properties, triggering impairment recognition based on our estimate of future cash flows from the operation and disposition of these properties. We disposed of this property during the year ended December 31, 2013, and accordingly, the impairment charge is included within discontinued operations.

Future Minimum Rentals

Future minimum rentals to be received under non-cancelable operating and ground leases in effect as of December 31, 2014, are as follows (amounts in thousands):

For the Year Ended December 31,	Future Minimum Rentals
2015	$191,230
2016	186,111
2017	143,274
2018	117,735
2019	102,055
Thereafter	247,204

Total	$987,609

The table above does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements and assumes no early termination of leases.

Concentration of Credit Risk

Concentration of credit risk with respect to accounts receivable currently exists due to a number of tenants whose rental payments to us make up a relatively high percentage of our rental revenue. The following is a summary, as of December 31, 2014, of the top five tenants as a percentage of consolidated annual base rent and square feet (dollar amounts and square feet in thousands):

Tenant	Locations	Industry	Annualized Rental Revenue (1)	% of Total Annualized Rental Revenue	Square Feet	% of Total Portfolio Square Feet
Charles Schwab & Co, Inc	1	Securities, Commodities, Fin. Inv./Rel. Activities	$22,992	11.7%	594	5.3%
Sybase	1	Publishing Information (except Internet)	17,971	9.1%	405	3.6%
Northrop Grumman	2	Professional, Scientific and Technical Services	17,928	9.1%	699	6.3%
Stop & Shop	16	Food and Beverage Stores	14,885	7.5%	933	8.4%
Nokia Siemens Networks US LLC	1	Telecommunications	5,143	2.6%	294	2.6%

Total	21		$78,919	40.0%	2,925	26.2%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of December 31, 2014.

Rental revenue from our lease with Charles Schwab & Co., Inc., as master tenant of one of our office properties, represented approximately $25.9 million, or 11.2%, of our total revenue from continuing operations for the year ended December 31, 2014. Our properties in California, New Jersey, Massachusetts, and Texas accounted for approximately 19%, 16%, 16%, and 11%, respectively, of our total gross investment in real property portfolio as of December 31, 2014. A deterioration of general economic or other relevant conditions, changes in governmental laws and regulations, acts of nature, demographics or other factors in any of those states or the geographical region in which they are located could result in the loss of a tenant, a decrease in the demand for our properties and a decrease in our revenues from those markets, which in turn may have a disproportionate and material adverse effect on our results of operations and financial condition.

4. DEBT RELATED INVESTMENTS

As of December 31, 2014 and 2013, we had invested in 11 and 14 debt related investments, respectively. The weighted average maturity of our debt related investments as of December 31, 2014 was 2.0 years, based on our recorded net investment. The following table describes our debt related income for the years ended December 31, 2014, 2013, and 2012 (dollar amounts in thousands):

	For the Year Ended December 31,			Weighted Average Yield as of
Investment Type	2014	2013	2012	December 31, 2014 (1)
Mortgage notes (2)	$4,521	$8,726	$8,732	5.4%
B-notes	—	51	433	0.0%
Mezzanine debt	2,875	1,672	244	16.7%

Total	$7,396	$10,449	$9,409	7.6%

(1)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of December 31, 2014. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of December 31, 2014 for purposes of this table. As of December 31, 2014, we had one debt related investment with a net investment amount of $25.0 million that bears interest at a floating rate indexed to LIBOR. All of our remaining debt related investments bear interest at fixed rates. We have assumed a yield of zero on the one debt related investment for which we have recognized a full allowance for loss as of December 31, 2014.
(2)	We had three and four debt related investments repaid in full during the years ended December 31, 2014 and 2013, respectively. Amounts recorded include early repayment fees received and accelerated amortization of origination fees offset by accelerated amortization of deferred due diligence costs related to certain of these repayments.

The following table describes our debt investment activity for the years ended December 31, 2014 and 2013 (amounts in thousands).

	Year Ended December 31,
	2014	2013
Investment in Debt Related Investments:
Balance at January 1,	$123,935	$187,321
Investments (1)	2,924	12,323
Principal repayments	(31,177)	(75,702)
Amortization of deferred fees, costs, and discounts/premiums	(731)	(7)

Balance at December 31,	$94,951	$123,935

(1)	Investments include approximately $2.9 million and $1.5 million of accrued interest that was capitalized into the principal balance of our mezzanine debt investment during the years ended December 31, 2014 and 2013, respectively.

Debt Related Investment and Repayment Activity

As of December 31, 2014, two of our 11 debt related investments require interest only payments. 10 of the 11 debt related investments were not subject to any delinquent principal or interest payments. Two of our debt related investments (those structured as mezzanine debt or B-notes) are subordinate to more senior positions with respect to the underlying collateral. The following table summarizes our debt related investments as of December 31, 2014 (dollar amounts in thousands).

Description	Region	Interest Rate Fixed or Variable	Interest Rate as of December 31, 2014 (1)	Maturity Date (2)	Face Amount of Debt (3)	Amount of Debt Related Investments
Mortgage note	West North Central	Fixed	7.8%	4/1/2015	$8,553	$8,617
Mortgage note	Southeast	Fixed	6.3%	2/1/2018	9,046	9,316
Mortgage note	East North Central	Fixed	6.1%	4/1/2018	7,648	7,349
Mortgage note	Northeast	Fixed	6.2%	11/1/2017	3,770	3,814
Mortgage note	Mountain	Fixed	6.2%	9/1/2016	2,871	2,899
Mortgage note	Southeast	Fixed	7.0%	3/1/2019	8,957	9,087
Mortgage note	West North Central	Fixed	6.0%	7/1/2018	6,803	6,769
Mortgage note	Mountain	Fixed	5.2%	3/1/2021	3,323	3,305
Mortgage note	Northeast	Variable	5.2%	6/7/2015	25,000	25,062
B-note (4)	Pacific	Fixed	0.0%	1/1/2011	3,000	—
Mezzanine debt	Mid-Atlantic	Fixed	17.0%	7/1/2016	18,589	18,733

Total/weighted average			8.0%		$97,560	$94,951

(1)	Rates for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of December 31, 2014 for purposes of this table.
(2)	Reflects the initial maturity of the investment or any exercised options to extend and does not consider any future options to extend that are at the discretion of the borrower.
(3)	Reflects the principal amount of the debt investment outstanding, which is net of principal repayments.
(4)	We have recorded a provision for loan loss of $3.0 million related to this B-note investment as of December 31, 2014, and we have assumed a yield of 0%.

Repayments

During the year ended December 31, 2014, we received full repayment of three debt investments, all of which were structured as mortgage notes. We received cash proceeds from the repayments of approximately $22.6 million, which comprised principal repayment of $29.7 million, partially offset by the repayment of borrowings secured by the debt related investments of approximately $7.1 million.

During the year ended December 31, 2013, we received full repayment of four debt investments, three of which were structured as mortgage notes and one of which was structured as a B-note. We received cash proceeds from the repayments of approximately $28.1 million, which comprised (i) principal repayment of $73.7 million, and (ii) a prepayment fee of approximately $435,000, partially offset by the repayment of borrowings secured by the debt related investments of approximately $46.2 million.

Restructure of B-note

In January 2013, the borrower of one of our B-note investments repaid the outstanding principal of the loan, all interest owed to us, and a return of collateral we had posted during 2011 to maintain our controlling interest holder position on the final property sale in the portfolio. This B-note investment had been scheduled to mature in August of 2011. During the year ended December 31, 2011, we restructured the terms of that investment, which resulted in (i) an extension of the scheduled maturity to October 2012, and (ii) a change in the payment schedule that included monthly principal amortization which equals the difference between actual LIBOR and a 4% LIBOR floor on the outstanding balance. This restructuring qualified as a troubled debt restructuring, and therefore, this B-note investment is considered an impaired investment, as further discussed below. We recorded interest revenue on this debt investment at LIBOR + 3.25%.

Impairment

We review each of our debt related investments individually on a quarterly basis, and more frequently when such an evaluation is warranted, to determine if impairment exists. Accordingly, we do not group our debt related investments into classes by credit quality indicator. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, we may measure impairment based on the fair value of the collateral of an impaired collateral-dependent debt related investment. Regardless of the measurement method, we measure impairment based on the fair value of the collateral when it is determined that foreclosure is probable. We had recorded an allowance for loan loss of $3.0 million as of December 31, 2014 and December 31, 2013. We did not record any provision for loan loss during the years ended December 31, 2014, 2013 and 2012. However, during the year ended December 31, 2013, we wrote off the allowance for loss on debt related investments of approximately $15.0 million related to one B-note debt investment loan restructuring. During the year ended December 31, 2013, we wrote off the allowance for loss on debt related investments of approximately $20.0 million related to a mezzanine debt investment that we foreclosed upon. See Note 3 for additional discussion of this foreclosure.

We had one B-note debt related investment on non-accrual status as of both December 31, 2014 and December 31, 2013. We have recorded a complete allowance for loan loss related to debt related investment on non-accrual status. When a debt investment is on non-accrual status, we record income on the investment using the cash basis of accounting. The amount of income recorded on the cash basis of accounting was not significant during the years ended December 31, 2014, 2013, or 2012. All of our debt related investments that were past due 90 days or more were on non-accrual status as of December 31, 2014 and 2013.

As of both December 31, 2014 and December 31, 2013, we had one impaired debt related investment with an unpaid principal balance of approximately $3.0 million. The following table describes our recorded investment in debt related investments before allowance for loan loss, and the related allowance for loan loss (amounts in thousands):

	Debt Investments Individually Evaluated for Impairment as of December 31,
	2014	2013
Debt investments	$97,951	$126,935
Less: Allowance for loan losses	(3,000)	(3,000)

Total	$94,951	$123,935

Our impaired debt related investment is a subordinate debt. As of both December 31, 2014 and December 31, 2013, we had a gross recorded investment in impaired debt related investments of $3.0 million, with a related allowance for loan loss of $3.0 million. As of December 31, 2014 and December 31, 2013, we did not have any impaired loans for which we have not recorded an allowance for loan loss.

We did not record any interest income related to our impaired debt related investments during the year ended December 31, 2014. During the year ended December 31, 2013, we recorded interest income of approximately $51,000 from our impaired debt related investments, which had an average recorded investment amount of approximately $6.1 million over that period. During the year ended December 31, 2012, we recorded interest income of approximately $433,000 from our impaired debt related investments, which had an average recorded investment amount of approximately $12.9 million over that period.

5. DEBT OBLIGATIONS

The following table describes our borrowings as of December 31, 2014 and 2013 (dollar amounts in thousands):

	Weighted Average Stated Interest Rate as of December 31,		Outstanding Balance as of December 31, (1)		Gross Investment Amount Securing Borrowings as of December 31, (2)
	2014	2013	2014	2013	2014	2013
Fixed-rate mortgages	5.8%	5.8%	$807,994	$969,622	$1,625,637	$1,898,946
Floating-rate mortgages (3)	3.2%	3.9%	8,250	8,580	16,118	15,571

Total mortgage notes	5.8%	5.8%	816,244	978,202	1,641,755	1,914,517
Repurchase facilities (4)	2.8%	2.8%	37,023	45,270	51,156	65,726

Total secured borrowings	5.6%	5.6%	853,267	1,023,472	1,692,911	1,980,243

Line of credit (5)	2.6%	1.9%	75,000	30,000	N/A	N/A
Term loan (6)	2.7%	2.2%	270,000	270,000	N/A	N/A

Total unsecured borrowings	2.7%	2.2%	345,000	300,000	N/A	N/A

Total borrowings	4.8%	4.9%	$1,198,267	$1,323,472	$1,692,911	$1,980,243

(1)	Amounts presented are net of (i) unamortized premiums (discounts) to the face value of our outstanding fixed-rate mortgages of $2.0 million and $2.7 million as of December 31, 2014 and 2013, respectively, and (ii) GAAP principal amortization related to troubled debt restructurings of $2.3 million and $1.5 million as of December 31, 2014 and 2013, respectively.
(2)	“Gross Investment Amount” as used here and throughout this document represents the allocated gross basis of real property and debt related investments, after certain adjustments. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities, (ii) excludes accumulated depreciation and amortization, and (iii) includes the impact of impairments. Amounts reported for debt related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss.
(3)	As of December 31, 2014, our floating-rate mortgage note was subject to an interest rate spread of 3.00% over one-month LIBOR. As of December 31, 2013, our floating-rate mortgage notes were subject to an interest rate of 3.75% over one-month LIBOR.
(4)	As of December 31, 2014 and 2013, borrowings under our repurchase facility were subject to interest at a floating rate of 2.25% over one-month LIBOR. However, as of both December 31, 2014 and 2013, we had effectively fixed the interest rate of the borrowings using an interest rate swap, resulting in a fixed interest rate of 2.84% for the term of the borrowings (provided that our borrowing balance does not exceed our derivative instrument notional during that term).
(5)	As of December 31, 2014 and 2013, borrowings under our line of credit were subject to interest at a floating rate of 1.75% over one-month LIBOR. However, as of December 31, 2014, we had effectively fixed the interest rate of approximately $30.0 million of the total of $75.0 million in borrowings using interest rate swaps at 3.60%, resulting in a weighted average interest rate on the total line of credit of 2.56%.
(6)	As of December 31, 2014 and 2013, borrowings under our term loan were subject to interest at a floating rate of 1.70% over one-month LIBOR. However, as of December 31, 2014, we had effectively fixed the interest rate using interest rate swaps at 2.69%. As of December 31, 2013, we had effectively fixed the interest rate for $200.0 million of the total of $270.0 million in borrowings using interest rate swaps at 2.34%, resulting in a weighted average interest rate on the total term loan of 2.21%.

As of December 31, 2014, nine mortgage notes were interest-only and 17 mortgage notes were fully amortizing with outstanding principal balances of approximately $273.8 million and $542.8 million, respectively. None of our mortgage notes are recourse to us.

As of December 31, 2014, we had outstanding borrowings of $270.0 million and $75.0 million, respectively, under our term loan and revolving credit facility components of our senior unsecured term loan and revolving line of credit then in effect (the “Old Facility”). As of December 31, 2014, the unused portion of the revolving credit facility component of the Old Facility was approximately $272.8 million, of which approximately $189.4 million was available. As of December 31, 2013, we had outstanding borrowings of $270.0 million and $30.0 million under the term loan and revolving credit facility components of the Old Facility, respectively, and $86.1 million was available for us to borrow under the revolving credit facility component of the Old Facility. See Note 17 for more information regarding the terms of the Old Facility and the recast of our credit facility in January 2015.

Repayments of Mortgage Notes and Other Secured Borrowings

During the year ended December 31, 2014, we repaid one mortgage note borrowing of approximately $38.7 million before its scheduled maturity. The note was secured by an office property in the Washington, DC market. The note was originally scheduled to mature during 2014. Additionally, during the year ended December 31, 2014, we repaid a portion of our repurchase facility before contractual maturity. Related to these repayments, we recognized a loss on financing commitments and early repayment of debt of approximately $63,000 during the year ended December 31, 2014.

During the year ended December 31, 2014, as discussed in Note 3, we sold a portfolio of 12 properties, 11 of which were subject to mortgage notes at disposition. In total, the buyer of this portfolio assumed mortgage note balances of approximately $80.4 million. Related to this disposition, we recognized a loss on financing commitments and early repayment of debt during the year ended December 31, 2013, of approximately $1.8 million upon the discontinuation of hedge accounting and the reclassification of accumulated other comprehensive loss on cash flow hedges relating to these mortgages.

As discussed in Note 3, during the year ended December 31, 2014, Lundy, an industrial property, was transferred to the lender through a foreclosure sale which extinguished amounts due, including related principal of $13.6 million.

Additionally, during the year ended December 31, 2014, we sold an office property, which was subject to a mortgage note at disposition. The buyer of the property assumed a mortgage note balance of approximately $13.7 million from us.

Debt Maturities

The following table reflects our contractual debt maturities as of December 31, 2014, specifically our obligations under secured borrowings and unsecured borrowings (dollar amounts in thousands):

	As of December 31, 2014
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance	Number of Borrowings Maturing	Outstanding Balance (1)	Outstanding Balance (2)
2015	5	$135,113	—	$—	$135,113
2016	12	329,728	1	75,000	404,728
2017	6	209,721	—	—	209,721
2018	—	4,999	1	270,000	274,999
2019	—	5,292	—	—	5,292
2020	1	157,944	—	—	157,944
2021	—	1,707	—	—	1,707
2022	1	1,663	—	—	1,663
2023	—	978	—	—	978
2024	—	1,034	—	—	1,034
Thereafter	2	5,397	—	—	5,397

Total	27	$853,576	2	$345,000	$1,198,576

(1)	Unsecured borrowings presented include (i) borrowings under the revolving credit facility component of the Old Facility of $75.0 million, which were scheduled to mature in 2016, subject to two one-year extension options, and (ii) borrowings under the term loan component of the Old Facility of $270.0 million, which were scheduled to mature in 2018. As described in Note 17, the Old Facility has been recast into the Amended Facility (as defined in Note 17).
(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities and does not include the mark-to-market adjustment on assumed debt of $2.0 million as of December 31, 2014, partially offset by the GAAP principal amortization of our restructured mortgage note of approximately $2.3 million that does not reduce the contractual amount due of the related mortgage note as of December 31, 2014.

6. HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding and forecasted debt obligations. We generally seek to limit the impact of interest rate changes on earnings and cash flows by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. While this hedging strategy is designed to minimize the impact on our net income and cash provided by operating activities from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes to achieve these risk management objectives.

Cash Flow Hedges of Interest Rate Risk

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium payment. Additionally, we have entered into and plan to enter into certain interest rate derivatives with the goal of mitigating our exposure to adverse fluctuations in the interest payments on our one-month LIBOR-indexed debt. Certain of our floating rate borrowings are not hedged and therefore, to an extent, we have ongoing exposure to interest rate movements.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges under ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”) is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the next 12 months, we estimate that approximately $1.8 million will be reclassified as an increase to interest expense related to effective forward started interest rate swaps where the hedging instrument has been terminated, and we estimate that approximately $2.4 million will be reclassified as an increase to interest expense related to active effective hedges of floating-rate debt issuances. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The table below presents a reconciliation of the beginning and ending balances, between December 31, 2013 and December 31, 2014, of our accumulated other comprehensive loss (“OCI”), net of amounts attributable to noncontrolling interests related to the effective portion of our cash flow hedges as presented on our financial statements, as well as amounts related to our available-for-sale securities (amounts in thousands):

	Gains and Losses on Cash Flow Hedges	Unrealized Gains (Losses) on Available- For-Sale Securities	Accumulated Other Comprehensive Income
Beginning balance as of December 31, 2013:	$(9,876)	$(918)	$(10,794)
Other comprehensive income:
Amortization of OCI into interest expense (net of tax benefit of $0)	3,091	—	3,091
Change in fair value recognized in OCI (net of tax benefit of $0)	(2,370)	(211)	(2,581)

Net current-period other comprehensive income:	721	(211)	510
Attribution of and other adjustments to OCI attributable to noncontrolling interests	86	78	164

Ending balance as of December 31, 2014	$(9,069)	$(1,051)	$(10,120)

Fair Values of Derivative Instruments

The table below presents the gross fair value of our derivative financial instruments as well as their classification on our accompanying balance sheet as of December 31, 2014 and 2013 (amounts in thousands):

	Asset Derivatives			Liability Derivatives
	Balance Sheet Location	As of December 31, 2014 Fair Value	As of December 31, 2013 Fair Value	Balance Sheet Location		As of December 31, 2014 Fair Value	As of December 31, 2013 Fair Value
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets, net (1)	$543	$748	Other liabilities	(1)	$(907)	$(43)

Total derivatives designated as hedging instruments under ASC Topic 815		543	748			(907)	(43)
Derivatives not designated as hedging instruments under ASC Topic 815
Interest rate contracts	N/A	—	—	N/A		—	—

Total derivatives not designated as hedging instruments under ASC Topic 815		—	—			—	—

Total derivatives		$543	$748			$(907)	$(43)

(1)	Although our derivative contracts are subject to master netting arrangements which serve as credit mitigants to both us and our counterparties under certain situations, we do not net our derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheet.

The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of December 31, 2014, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that the significant inputs for all of our derivative valuations are classified in Level 2 of the fair value hierarchy.

Designated Hedges

As of December 31, 2014, we had eleven outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $339.2 million. As of December 31, 2013, we had seven outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $255.4 million.

Undesignated Hedges

Derivatives not designated as hedges are not speculative and are used to hedge our exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings and resulted in a loss of approximately $19,000 for the year ended December 31, 2012. As of December 31, 2014 and 2013, we did not have any outstanding derivatives that were not designated as hedges.

Effect of Derivative Instruments on the Statements of Comprehensive Income

The table below presents the effect of our derivative financial instruments on our accompanying financial statements for the years ended December 31, 2014, 2013, and 2012 (amounts in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Derivatives Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts
Amount of (loss) gain recognized in OCI (effective portion)	$(2,370)	$352	$(436)
Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Interest expense	Interest expense	Interest expense
Amount of loss reclassified from accumulated OCI into income (effective portion)	$(3,091)	$(2,726)	$(2,648)
Location of gain or (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) on derivatives	Loss on financing commitments	Loss on financing commitments, Discontinued operations
Amount of loss recognized in income due to missed forecast (ineffective portion and amount excluded from effectiveness testing)	$(1)	$(1,897)	$(1,751)
Derivatives Not Designated as Hedging Instruments
Derivative type	Interest rate contracts	Interest rate contracts	Interest rate contracts
Location of gain or (loss) recognized in income	Interest and other income	Interest and other income	Interest and other income
Amount of loss recognized in income	$—	$—	$(19)

7. FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurement and Disclosures (“ASC Topic 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liabilities, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The table below presents certain of our assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, aggregated by the level in the fair value hierarchy within which those measurements fall as defined above (amounts in thousands). There were no changes between fair value hierarchy levels during the years ended December 31, 2014 and 2013.

	Level 1	Level 2	Level 3	Total
As of December 31, 2014:
Assets
Real estate securities	$—	$—	$200	$200
Derivative instruments	—	543	—	543

Total assets	$—	$543	$200	$743

Liabilities
Derivative instruments	$—	$(907)	$—	$(907)

Total liabilities	$—	$(907)	$—	$(907)

As of December 31, 2013:
Assets
Real estate securities	$—	$—	$461	$461
Derivative instruments	—	748	—	748

Total assets	$—	$748	$461	$1,209

Liabilities
Derivative instruments	$—	$(43)	$—	$(43)

Total liabilities	$—	$(43)	$—	$(43)

We review our fair value hierarchy classifications on a quarterly basis. Transfers into or out of Level 3 are made if the significant inputs used in measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current market environment. When assets and liabilities are transferred between levels, we recognize the transfer at the beginning of the period. The table below presents a reconciliation of the beginning and ending balances of certain of our assets and liabilities having fair value measurements based on significant unobservable inputs (Level 3), and our derivative instruments, between December 31, 2013 and December 31, 2014 (amounts in thousands).

	Real Estate Securities	Derivative Instruments
Beginning balance as of December 31, 2013	$461	$705
Total net gains (losses) included in:
Net income (other income and expense)	(50)	(1)
Other comprehensive income	(211)	(2,370)

Total change in fair value	(261)	(2,371)
Settlements	—	1,302
Transfers in and/or out of Level 3	—	—

Ending balance as of December 31, 2014	$200	$(364)

Fair Value Estimates of Investments in Real Estate Securities

We estimate the fair value of our CMBS and CRE-CDO securities using a combination of observable market information and unobservable market assumptions. Observable market information considered in these fair market valuations include benchmark interest rates, interest rate curves, credit market indexes and swap curves. Unobservable market assumptions considered in the determination of the fair market valuations of our CMBS and CRE-CDO investments include market assumptions related to discount rates, default rates, prepayment rates, reviews of trustee or investor reports and non-binding broker quotes and pricing services in what is currently an inactive market. Additionally, we consider security-specific characteristics in determining the fair values of our CMBS and CRE-CDO investments, which include consideration of credit enhancements, the underlying collateral’s average default rates, the average delinquency rate and loan-to-value and several other characteristics. Management periodically reviews the fair value of our CMBS and CRE-CDO securities. As a result, both Level 2 and Level 3 inputs are used in arriving at the valuation of our investments in CMBS and CRE-CDOs. We consider the Level 3 inputs used in determining the fair value of its investments in CMBS and CRE-CDO securities to be significant. As such, all investments in CMBS and CRE-CDO securities fall under the Level 3 category of the fair value hierarchy. Using the above assumptions, expectations of future cash flows primarily drive our fair value estimate of our CMBS and CRE-CDO securities. Deterioration in possible cash flows from our CMBS and CRE-CDO securities will likely reduce the fair value of these securities to zero within the next 12 to 24 months.

Fair Value Estimates of Derivative Instruments

We have used interest rate swaps, zero cost collars and purchased interest rate caps to manage interest rate risk. The values of these instruments are determined by a third party valuation specialist based on assumptions provided be us using widely accepted valuation techniques, including discounted cash flow analysis of the expected cash flows of each derivative. Management reviews the fair value analyses prepared by the third party valuation specialist which reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities. The valuation methodologies are segregated into two categories of derivatives: (i) interest rate swaps and (ii) zero cost collars/ purchased interest rate caps.

Interest Rate Swaps — Both spot starting and forward starting swaps are considered and measured at fair value similarly. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (i.e. forward curves) derived from observable market interest rate curves.

Zero Cost Collars/Interest Rate Caps (Interest Rate Options) — Zero cost collars and interest rate caps are considered and measured at fair value as interest rate options. The fair values of interest rate options are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below or rose above the strike rate of the caps or outside of the applicable collar rates. The variable interest rates used in the calculation of projected receipts on the cap or collar rates are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of “netting” and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy. However, the credit valuation adjustments associated with our derivative instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of potential default by us and our counterparties. As of December 31, 2014, we had assessed the significance of the impact of the credit valuation adjustments and had determined that it was not significant to the overall valuation of our derivative instruments. As a result, we have determined that all of our derivative valuations are appropriately classified in Level 2 of the fair value hierarchy.

Nonrecurring Fair Value Measurements

During the year ended December 31, 2014, we recognized an impairment loss of $9.5 million related to a wholly-owned retail property in the accompanying statements of operations. The impairment was based on a reduction of our estimated holding period for this property, triggering impairment recognition with the related fair value measurement based on our estimate of future cash flows from the operation and disposition of this property. We consider the Level 3 inputs used in determining the fair value of this real property investment to be significant. As such, this investment falls under the Level 3 category of the fair value hierarchy. The fair value used in determining impairment for this property was $12.5 million as of December 31, 2014. The key assumption used in determining the fair value of this property is our expectation of the sales price of the property less selling costs. Our expectation of the sales price was developed based on the valuation provided by a third-party broker quote.

During the year ended December 31, 2013, we recognized an impairment loss related to a wholly-owned industrial property in the accompanying statements of operations. The impairment was based on a reduction of our estimated holding period for this property, triggering impairment recognition with the related fair value measurement based on our estimate of future cash flows from the operation and disposition of this property. We consider the Level 3 inputs used in determining the fair value of this real property investment to be significant. As such, this investment falls under the Level 3 category of the fair value hierarchy. The fair value used in determining impairment for this property was $14.5 million as of December 31, 2013. The key assumption used in determining the fair value of this property is the discount rate of 8.5%, which was applied to the future cash flows we expect to receive from operating and disposing of the property. Our expectations of the future cash flows are derived from assumptions about market rents, operating expenses, and the terminal value of the property, some of which are developed by a third-party appraisal firm that we engage.

During the year ended December 31, 2012, we recognized an impairment loss related to an industrial property in the accompanying statements of operations. The impairment was based on a reduction of our estimated holding period for this property, triggering impairment recognition based on our estimate of future cash flows from the operation and disposition of this property. We consider the Level 3 inputs used in determining the fair value of this real property investment to be significant. As such, this investment falls under the Level 3 category of the fair value hierarchy.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, we derive our estimated fair value using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise and changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In that regard, the fair value estimates may not be substantiated by comparison to independent markets, and in many cases, may not be realized in immediate settlement of the instrument.

We use the framework established in ASC Topic 820 to measure the fair value of our financial instruments as disclosed in the table below. The fair values estimated below are indicative of certain interest rate and other assumptions as of December 31, 2014 and 2013, and may not take into consideration the effects of subsequent interest rate or other assumption fluctuations, or changes in the values of underlying collateral. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate their carrying values because of the short-term nature of these instruments.

The carrying amounts and estimated fair values of our other financial instruments, including instruments classified as held for sale, as of December 31, 2014 and 2013 were as follows (amounts in thousands):

	As of December 31, 2014		As of December 31, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Investments in real estate securities	$200	$200	$461	$461
Fixed-rate debt related investments, net	69,889	71,770	98,724	101,012
Floating-rate debt related investments, net	25,062	25,157	25,211	24,504
Derivative instruments	543	543	748	748
Liabilities:
Fixed-rate mortgage notes carried at amortized cost	$807,994	$848,045	$969,622	$1,010,085
Floating-rate mortgage notes	8,250	8,249	8,580	8,582
Floating-rate other secured borrowings	37,023	37,023	45,270	45,270
Floating-rate unsecured borrowings	345,000	347,235	3,000,000	301,690
Derivative liabilities	907	907	43	43

The methodologies used and key assumptions made to estimate fair values of the other financial instruments described in the above table are as follows:

Debt Related Investments—The fair value of our performing debt related investments are estimated using a discounted cash flow methodology. This method discounts estimated future cash flows using rates management determines best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Credit spreads and market interest rates used to determine the fair value of these instruments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values.

Mortgage Notes, Other Secured Borrowings, and Unsecured Borrowings Carried at Amortized Cost—The fair value of our mortgage notes, other secured borrowings, and unsecured borrowings are estimated using a discounted cash flow analysis, based on our estimate of market interest rates. Credit spreads relating to the underlying instruments are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market spreads of similar instruments.

9. NONCONTROLLING INTERESTS

Our noncontrolling interests consist of two components: (i) OP Units held by third parties and (ii) joint venture partnership interests held by our partners. The following table summarizes changes to noncontrolling interest balances between December 31, 2013 and December 31, 2014 in terms of cumulative contributions, distributions and cumulative allocations of net income (loss) and redemptions and buyouts of the interests (amounts in thousands).

	OP Units:	Joint Venture Partner Interests:	Noncontrolling Interests
Beginning balance as of December 31, 2013:	$86,408	$5,498	$91,906
Comprehensive Income and Loss
Net income	2,148	2,654	4,802
Net unrealized change from available-for-sale securities	(15)	—	(15)
Unrealized change from cash flow hedging derivatives	50	—	50
Contributions, Distributions and Redemptions
Contributions from noncontrolling interest holders	—	104	104
Distributions to noncontrolling interest holders	(4,452)	(4,938)	(9,390)
Redemption and buyout of noncontrolling interests, net	(7,059)	(735)	(7,794)

Ending balance as of December 31, 2014	$77,080	$2,583	$79,663

OP Units

Securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, are classified as redeemable noncontrolling interests outside of permanent equity in our accompanying balance sheets. We have evaluated our ability to deliver shares of common stock to satisfy redemption requests from holders of our OP Units and we have concluded that we have the right to satisfy the redemption requirements of holders of our OP Units by delivering unregistered shares of our common stock. Each outstanding OP Unit is exchangeable for one share of our common stock, and the OP Unit holder cannot require redemption in cash or other assets. As a result, we classify our OP Units held by third parties as noncontrolling interests.

We are the sole general partner of our Operating Partnership and currently own, in our capacity as the general partner, 200 OP Units for which we contributed $2,000. Subsequent to that initial investment, we have contributed 100% of the proceeds received from our offerings of common stock to our Operating Partnership in exchange for OP Units representing our interest as a limited partner of the Operating Partnership. As of December 31, 2014 and 2013, we owned approximately 93.6% and 93.0% of the outstanding limited partnership interests in our Operating Partnership, respectively, and the remaining limited partnership interests in our Operating Partnership were owned by third-party investors.

Our Operating Partnership has classes of OP Units that correspond to our four classes of common stock: Class E OP Units, Class A OP Units, Class W OP Units and Class I OP Units. Through December 31, 2014, the OP Units held by third parties other than us have all been Class E OP Units. After a period of one year from the date of issuance, holders of Class E OP Units (other than us) may request the Operating Partnership to redeem their Class E OP Units. We have the option of redeeming the Class E OP Units with cash for an amount based on our NAV per share as of the effective date of the redemption, shares of our common stock on a one-for-one basis, or with a combination of cash and Class E shares of common stock. We did not issue any Class E shares pursuant to this option during 2014 or 2013. During the years ended December 31, 2014 and 2013, we redeemed approximately 1.1 million and 904,000 Class E OP Units for approximately $7.9 million and $6.2 million in cash, respectively.

As of December 31, 2014 and 2013, our Operating Partnership had issued and outstanding approximately 12.1 million and 13.3 million Class E OP Units, respectively, to third-party investors in connection with its private placement offerings. Such units had a maximum approximate redemption value of $87.0 million and $92.0 million, as of December 31, 2014 and December 31, 2013, respectively, based on our December 31, 2014 and December 31, 2013 NAV per share, respectively, (unaudited).

Joint Venture Partner Interests

Certain of our joint ventures are consolidated by us in the accompanying financial statements. Our joint venture partners’ interests in our consolidated partnerships are not redeemable. As a result, we classify our joint venture partners’ interests as noncontrolling interests. During the year ended December 31, 2014, we sold 12 industrial properties held by two of our joint ventures. As a result, we no longer have any interests in these joint ventures. During the year ended December 31, 2013, we purchased one of our joint venture partners’ interests in two office properties and two industrial properties for approximately $4.4 million, which resulted in a net decrease in noncontrolling interests of $1.6 million.

10. STOCKHOLDERS’ EQUITY

Common Stock

On May 27, 2005, we filed a Registration Statement on Form S-11 with the Commission in connection with an initial public offering of our Class E shares of common stock, which was declared effective on January 27, 2006. On June 11, 2007, we filed a Registration Statement on Form S-11 with the Commission in connection with a follow-on public offering of our Class E common stock, which was declared effective on January 22, 2008. As of the close of business on September 30, 2009, we terminated the primary portion of our public offerings of Class E shares of our common stock and ceased accepting new subscriptions to purchase shares of our common stock. On October 23, 2009, we filed a Registration Statement for the sale of up to $237,500,000 in Class E shares of our common stock pursuant to our distribution reinvestment plan. This distribution reinvestment plan offering is ongoing.

On July 12, 2012, the Commission declared effective our Registration Statement on Form S-11 which applies to the offer and sale of shares of Class A, Class W, and Class I common stock to the public through a primary offering and a restated distribution reinvestment plan with NAV-based pricing. The following table describes the changes in each class of common shares during each of the years ended December 31, 2014, 2013, and 2012 (shares and dollar amounts in thousands).

	Class E Common Stock		Class A Common Stock		Class W Common Stock		Class I Common Stock		Common Stock Total
	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)	Shares	Amount (1)
Balances, December 31, 2011	182,331	$1,802,965	—	$—	—	$—	—	$—	182,331	$1,802,965
Common stock:
Issuance of common stock:
Shares Sold	65	317	12	83	12	83	12	83	101	566
Distribution Reinvestment Plan	4,610	34,449	—	—	—	—	—	—	4,610	34,449
Conversion of OP Units to common stock	269	2,273	—	—	—	—	—	—	269	2,273
Redemptions of common stock	(9,183)	(64,808)	—	—	—	—	—	—	(9,183)	(64,808)

Balances, December 31, 2012	178,092	$1,775,196	12	$83	12	$83	12	$83	178,128	$1,775,445

Issuance of common stock:
Shares Sold	—	—	205	1,451	197	1,354	4,301	29,333	4,703	32,138
Distribution Reinvestment Plan	3,143	21,352	—	—	—	—	18	121	3,161	21,473
Redemptions of common stock	(9,981)	(68,402)	—	—	—	—	(4)	(30)	(9,985)	(68,432)

Balances, December 31, 2013	171,254	$1,728,146	217	$1,534	209	$1,437	4,327	$29,507	176,007	$1,760,624

Issuance of common stock:
Shares Sold	—	—	955	6,879	900	6,310	9,090	63,705	10,945	76,894
Distribution Reinvestment Plan	2,830	19,785	15	105	10	74	123	867	2,978	20,831
Stock-based compensation	—	—	—	—	—	—	136	807	136	807
Redemptions of common stock	(11,016)	(77,523)	—	—	(2)	(13)	(648)	(4,566)	(11,666)	(82,102)

Balances, December 31, 2014	163,068	$1,670,408	1,187	$8,518	1,117	$7,808	13,028	$90,320	178,400	$1,777,054

(1)	Dollar amounts presented in this table represent the gross amount of proceeds from the sale of common shares, or the amount paid to stockholders to redeem common shares, and do not include other costs and expenses accounted for within additional paid-in capital, such as selling commissions, dealer manager and distribution fees, offering and organizational costs, and other costs associated with our distribution reinvestment plans and share redemption programs.

Redemptions

We have adopted a Class E Share Redemption Program (the “Class E SRP”), whereby Class E stockholders may request that we redeem all or any portion of their Class E shares subject to certain conditions and limitations. We also have a separate Class A, W and I Share Redemption Program (“Class AWI SRP”) for holders of our Class A, Class W or Class I shares. Our board of directors may modify, suspend or terminate our share redemption programs if it deems such action to be in the best interest of our stockholders. Our board of directors may from time to time, but is not obligated to, authorize funds for redemptions of Class E shares in greater or lower amounts.

During the years ended December 31, 2014 and 2013, we redeemed approximately 11.0 million and 10.0 million Class E shares, respectively, pursuant to our Class E SRP for approximately $77.5 million and $68.4 million, respectively. During the years ended December 31, 2014 and 2013, our board of directors authorized an additional $34.6 million and $32.8 million, respectively, in addition to the amounts calculated in accordance with our Class E SRP, related to these redemptions.

During the year ended December 31, 2014, we redeemed approximately 650,000 Class I shares and Class W shares pursuant to our Class AWI SRP for a total of approximately $4.6 million. During the year ended December 31, 2013, we redeemed approximately 4,000 Class I shares pursuant to our Class AWI SRP for approximately $30,000.

Distributions

We accrue distributions on a daily basis and pay distributions on a quarterly basis. Historically, each quarter, our board of directors has authorized the following quarter’s daily distribution accrual. We calculate individual payments of distributions to each stockholder or OP Unit holder based upon daily record dates during each quarter, so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock or upon purchasing OP Units. The following table describes our total distributions declared on our common stock for the year ended December 31, 2014, 2013 and 2012, and the portion of each distribution that was paid in cash and reinvested in shares (dollar amounts in thousands).

	For the Year Ended December 31,
	2014	% of Total Distributions	2013	% of Total Distributions	2012	% of Total Distributions
Distributions:
Paid in cash	$41,381	66.5%	$41,123	66.0%	$53,311	63.3%
Reinvested in shares	20,855	33.5%	21,207	34.0%	30,948	36.7%

Total distributions	$62,236	100.0%	$62,330	100.0%	$84,259	100.0%

The following table sets forth the distributions that have been paid and/or authorized as of December 31, 2014, subject to class-specific adjustments.

	Amount Declared per Share/Unit (1)
Quarter	Class E Shares	Class A Shares	Class W Shares	Class I Shares	Weighted Average	Payment Date
2013
1st Quarter 2013	$0.0875	$0.0692	$0.0775	$0.0858	$0.0875	April 16, 2013
2nd Quarter 2013	$0.0875	$0.0689	$0.0774	$0.0858	$0.0875	July 16, 2013
3rd Quarter 2013	$0.0875	$0.0685	$0.0771	$0.0858	$0.0875	October 16, 2013
4th Quarter 2013	$0.0875	$0.0684	$0.0771	$0.0858	$0.0874	January 16, 2014
2014
1st Quarter 2014	$0.0875	$0.0687	$0.0772	$0.0858	$0.0874	April 16, 2014
2nd Quarter 2014	$0.0875	$0.0684	$0.0771	$0.0858	$0.0873	July 16, 2014
3rd Quarter 2014	$0.0875	$0.0680	$0.0769	$0.0857	$0.0872	October 16, 2014
4th Quarter 2014	$0.0875	$0.0677	$0.0767	$0.0857	$0.0872	January 16, 2015
2015
1st Quarter 2015 (2)	$0.0900	$0.0900	$0.0900	$0.0900	$0.0900	April 16, 2015	(3)

(1)	Assumes ownership of share or unit for the entire quarter.
(2)	The distribution amount herein for the first quarter of 2015 does not reflect class-specific adjustments made to our Class A, Class W, and Class I shares, which have not yet been determined.
(3)	Expected payment date.

Distribution Tax Characterization

Our distributions to stockholders are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ common shares. We elected to classify our fourth quarter 2013 distribution as a 2014 distribution as part of our overall tax and REIT compliance strategy, resulting in a lower amount of reported distributions than were declared for the period. This election increased the percentage of total distributions that are taxable, however, it did not increase the actual dollar amount that is taxed. For 2014, we notified stockholders of the taxability of distributions paid during the preceding year on an annual basis. The following table summarizes the information reported to investors regarding the taxability of distributions on common shares for the years ended December 31, 2014, 2013 and 2012.

	For the Year Ended December 31,
	2014		2013		2012
Per Common Share	Per Share Amount	Percentage	Per Share Amount	Percentage	Per Share Amount	Percentage
Ordinary income	$0.22	63.92%	$0.11	40.98%	$0.01	1.49%
Non-taxable return of capital	0.13	36.08%	0.15	59.02%	0.45	98.51%

Total	$0.35	100.00%	$0.26	100.00%	$0.46	100.00%

11. RELATED PARTY TRANSACTIONS

Our day-to-day activities are managed by our Advisor, a related party, under the terms and conditions of the Advisory Agreement. Our Advisor is considered to be a related party as certain indirect owners and employees of our Advisor serve as two of our directors and all of our executive officers. The responsibilities of our Advisor cover all facets of our business, and include the selection and underwriting of our real property and debt related investments, the negotiations for these investments, the asset management and financing of these investments and the oversight of real property dispositions.

In connection with the Offering, we entered into an Eighth Amended and Restated Advisory Agreement (the “Advisory Agreement”) with our Advisor, effective July 12, 2012, which modified the fees and expense reimbursements payable to our Advisor. The Advisory Agreement may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Agreement expires on June 30, 2015. Per the Advisory Agreement, in consideration for asset management services performed, we pay our Advisor an advisory fee comprised of two separate components: (1) a fixed amount that accrues daily in an amount equal to 1/365th of 1.15% of the “Aggregate Fund NAV” (defined as the aggregate NAV of our Class E shares, Class A shares, Class W shares and Class I shares, along with the OP Units held by third parties) for each day, and (2) a performance component that is based on the annual non-compounded investment return provided to holders of “Fund Interests” (defined as our Class E shares, Class A shares, Class W shares, Class I shares, and OP Units held by third parties) such that the Advisor will receive 25% of the overall return in excess of 6%; provided that in no event may the performance condition exceed 10% of the overall return for such year, and subject to certain other limitations. Additionally, the Advisor will provide us with a waiver of a portion of its fees generally equal to the amount of the performance component that would have been payable with respect to the Class E shares and the Class E OP Units held by third parties until the NAV of such shares or units exceeds $10.00 per share or unit, the benefit of which will be shared among all holders of Fund Interests. We will also pay our Advisor a development management fee equal to 4.0% of the cost to develop, construct, or improve real property assets. In addition, we will pay our Advisor a fee of 1% of the sales price of individual real property assets upon disposition of such assets. Further, for a substantial amount of services in connection with the sale of a property, as determined by a majority of our independent directors, we will pay our Advisor up to 50% of the reasonable, customary and competitive commission paid for the sale of a comparable real property, provided that such amount shall not exceed 1% of the contract price of the property sold and, when added to all other real estate commissions paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property.

In addition, pursuant to the Advisory Agreement, we will pay directly, or reimburse our Advisor and the Dealer Manager (defined below) if they pay on our behalf any organizational and offering expenses (other than selling commissions, the dealer manager fee, distribution fees and non-transaction based compensation allocated to sales-related activities of employees of the Dealer Manager in connection with the offering) relating to any public offerings as and when incurred. After the termination of the primary portion of the offering and again after termination of the distribution reinvestment plan portion of the offering, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee and distribution fees) that we incur exceed 15% of our gross proceeds from the applicable offering.

Subject to certain limitations, we will reimburse the Advisor for all of the costs it incurs in connection with the services it provides to us, including, without limitation, our allocable share of the Advisor’s overhead, which includes but is not limited to the Advisor’s rent, utilities and personnel costs; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee.

Dividend Capital Securities LLC, which we refer to as the “Dealer Manager,” is distributing the shares of our common stock in the Offering on a “best efforts” basis. The Dealer Manager is a related party of the Advisor and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA. The Dealer Manager coordinates our distribution effort and manages our relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to marketing the Offering.

In connection with the Offering, effective July 12, 2012, we also entered into a dealer manager agreement with Dividend Capital Securities LLC (the “Dealer Manager”), which is an entity related to our Advisor. Pursuant to this agreement, we pay (i) selling commissions up to 3% of the NAV per Class A share sold in the primary portion of the offering, (ii) a dealer manager fee which accrues daily in an amount equal to 1/365th of 0.6% of our NAV per share of Class A and Class W shares outstanding and an amount equal to 1/365th of 0.1% of our NAV per share of Class I shares outstanding on such day on a continuous basis, and (iii) a distribution fee which accrues daily in an amount equal to 1/365th of 0.5% of our NAV per share of Class A shares outstanding on such day on a continuous basis. We will cease paying the dealer manager fee and distribution fee with respect to shares sold in the Offering on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary portion of the Offering, or (iii) such shares no longer being outstanding.

Pursuant to an amendment to our Dealer Manager Agreement entered into on May 31, 2013 (“Amendment No. 1”), from time to time we may agree to pay the Dealer Manager a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary portion of the Offering, provided that the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300,000,000. Pursuant to this amendment, the Dealer Manager retains 0.5% of such gross proceeds and reallows the remainder of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers. The primary dealer fee is considered underwriting compensation (as defined in accordance with, and subject to the underwriting compensation limits of, applicable FINRA rules).

During the years ended December 31, 2014 and 2013, we paid primary dealer fees of approximately $2.2 million and $1.4 million, respectively, with respect to approximately $43.9 million and $27.1 million, respectively, of the total gross proceeds raised in the Offering. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $15 million, although in the future we may enter into subsequent amendments to the Dealer Manager Agreement to provide for additional primary dealer fee payments.

Restricted Stock Unit Agreement

On April 7, 2014, we entered into the RSU Agreement with our Advisor. Pursuant to the terms of the RSU Agreement, we have granted our Advisor 493,575 RSUs, in return for offsets of future advisory fees and expenses as described further below. Each RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. The Advisor is expected to redistribute a significant portion of the RSUs and/or shares to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. The purpose of the RSU Agreement is to further promote an alignment of interests among our stockholders, the Advisor and the personnel of our Advisor and its affiliates, and to promote retention of the personnel of our Advisor and its affiliates.

Vesting and Payment Offset

25% of the RSUs vested on April 15, 2014, and, except as otherwise described below, 25% of the RSUs will vest on each of April 15, 2015, April 15, 2016 and April 14, 2017, respectively (each a “Vesting Date”). On each Vesting Date, an offset amount (each, an “Offset Amount”) is calculated and deducted on a pro rata basis over the next 12 months from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement for any fees or expense reimbursements. Each Offset Amount equals the number of RSUs vesting on such date multiplied by $6.96, which was the net asset value per Class I share publicly disclosed by us (the “Class I NAV”) as of the end of the Effective Date (the “Effective Date Class I NAV”). Each Offset Amount is always calculated based on the Effective Date Class I NAV, even beyond the initial Vesting Date. At the end of each 12-month period following each Vesting Date, if the Offset Amount has not been fully realized by offsets from the cash payments otherwise due and payable to the Advisor under the Advisory Agreement, the Advisor shall promptly pay any shortfall to us.

Termination

The RSU Agreement will automatically terminate upon termination or non-renewal of the Advisory Agreement, by any party for any reason. In addition, upon a change in control of us, then either the Advisor or we may immediately terminate the RSU Agreement. Further, the Advisor may immediately terminate the RSU Agreement if we exercise certain rights under the RSU Agreement to replace the RSUs with another form of compensation.

Upon termination of the RSU Agreement, the Advisor will promptly pay any unused Offset Amounts to us or, at the Advisor’s election, return Class I shares in equal value based on the Class I NAV as of the date of termination of the RSU Agreement. In addition, upon termination of the RSU Agreement, all unvested RSUs will be forfeited except that, unless the RSU Agreement was terminated at the election of the Advisor following a change in control of us or as a result of a premature termination of the Advisory Agreement at our election for cause (as defined in the Advisory Agreement) or upon the bankruptcy of the Advisor, then following such forfeiture of RSUs, the Advisor will have the right to acquire from us the number of Class I shares equal to the number of RSUs forfeited, in return for a purchase price equal to such number of Class I shares multiplied by the Effective Date Class I NAV. The Advisor must notify us of its election to exercise the foregoing acquisition right within 30 days following the termination of the RSU Agreement, and the parties will close the transaction within 60 days following the termination of the RSU Agreement.

Dividend Equivalent Payments

If our board of directors declares and we pay a cash dividend on Class I shares for any period in which the RSUs are unpaid and outstanding (regardless of whether such RSUs are then vested), the Advisor will be entitled to dividend equivalents (“Dividend Equivalents”) with respect to that cash dividend equal to the cash dividends that would have been payable on the same number of Class I shares as the number of RSUs subject to the RSU Agreement had such Class I shares been outstanding during the same portion of such period as the RSUs were unpaid and outstanding. Any such Dividend Equivalents may be paid in cash or Class I shares, at the Advisor’s election.

During the year ended December 31, 2014, we recognized approximately $653,000 as advisory fees expense related to the issuance of approximately 123,000 shares of our Class I common stock. Amounts reported are based on the NAV per share at the end of each month during the RSU Agreement. As of December 31, 2014, the total compensation cost related to nonvested awards not yet recognized was approximately $2.7 million, which we expect to recognize during 2015, 2016, 2017, and 2018.

Summary of Fees and Other Amounts

The following table summarizes fees and other amounts earned by our Advisor and its related parties in connection with services performed for us during the years ended December 31, 2014 and 2013 (amounts in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Acquisition fees	$—	$—	$1,534
Advisory fees (1)	15,919	15,120	17,659
Other reimbursements	8,818	6,234	3,253
Advisory fees related to the disposition of real properties	2,064	2,639	101
Development management fee	181	223	133
Primary dealer fee (2)	2,197	1,358	—
Selling commissions, dealer manager, and distribution fees	336	57	—

Total	$29,515	$25,631	$22,680

(1)	Amounts reported for the year ended December 31, 2014 include approximately $653,000, that we were not obligated to pay in consideration of the issuance of approximately 123,000 shares of our Class I common stock to the Advisor. Such shares were issued on April 15, 2014 upon the settlement of restricted stock units issued to our Advisor on April 7, 2014, and will be recognized as Advisory fees expense over a one year period.
(2)	The Dealer Manager retained approximately $220,000 and $136,000 of the primary dealer fees that we incurred pursuant to Amendment No. 1 during the year ended December 31, 2014 and 2013, respectively.

Acquisition Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain acquisition fees to our Advisor. For each real property acquired in the operating stage, the acquisition fee was an amount equal to 1.0% of our proportional interest in the purchase price of the property. For each real property acquired prior to or during the development or construction stage, the acquisition fee was an amount not to exceed 4.0% of the total project cost (which was the amount actually paid or allocated to the purchase, development, construction or improvement of a property exclusive of acquisition fees and acquisition expenses). Our Advisor also was entitled to receive an acquisition fee of 1.0% of the principal amount in connection with the origination or acquisition of any type of debt investment including, but not limited to, the origination of mortgage loans, B-notes, mezzanine debt, participating debt (including with equity-like features), non-traded preferred securities, convertible debt, hybrid instruments, equity instruments and other related investments. However, to the extent that such debt investments were originated or acquired pursuant to our agreement with our debt advisor, (defined below) such acquisitions fees may have differed. See the section below titled “The Debt Advisor” for further discussion of these fees. Subsequent to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, we no longer pay acquisition fees to our Advisor.

Asset Management Fees

Prior to entering into the Eighth Amended and Restated Advisory Agreement with our Advisor on July 12, 2012, pursuant to the previous advisory agreement in effect, we paid certain asset management fees to our Advisor in connection with the asset and portfolio management of real property, debt related investments and real estate securities. Our Advisor’s asset management fee was payable as follows:

For Direct Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Direct Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Direct Real Properties provided; however, that the aggregate monthly fee to be paid to our Advisor pursuant to these sub clauses (i) and (ii) in aggregate would not exceed one-twelfth of 0.75% of the aggregate cost (before noncash reserves and depreciation) of all Direct Real Properties.

For Product Specialist Real Properties (as defined below), the asset management fee consisted of (i) a monthly fee of one-twelfth of 0.50% of the aggregate cost (before noncash reserves and depreciation) of Product Specialist Real Properties and (ii) a monthly fee of 6.00% of the aggregate monthly net operating income derived from all Product Specialist Real Properties.

“Direct Real Properties”: shall mean those real properties acquired directly by us without the advice or participation of a product specialist engaged by our Advisor.

“Product Specialist Real Properties”: shall mean those real properties acquired by us pursuant to the advice or participation of a product specialist engaged by our Advisor pursuant to a contractual arrangement.

In addition, the asset management fee for all real property assets included a fee of 1.00% of the sales price of individual real property assets upon disposition.

For debt related investments, other than Debt Advisor (defined below) debt related investments, and securities investments, the asset management fee consisted of a monthly fee equal to one-twelfth of 1.00% of (i) the amount invested in the case of our debt related assets within our portfolio and (ii) the aggregate value, determined at least quarterly, of our real estate-related securities.

We also agreed to pay our Advisor certain acquisition and asset management fees that differed from the fee structure discussed above to facilitate the acquisition and management of certain debt investments that we acquired pursuant to a product specialist agreement that our Advisor entered into with the Debt Advisor (defined below). See the section below entitled “The Debt Advisor” for additional details of this agreement and the corresponding fee structure. As of July 12, 2012, we are no longer subject to this fee structure.

Product Specialists

In addition to utilizing its own management team, our Advisor has formed strategic alliances with recognized leaders in the real estate and investment management industries. These alliances are intended to allow our Advisor to leverage the organizational infrastructure of experienced real estate developers, operators and investment managers and to potentially give us access to a greater number of real property, debt related and real estate securities investment opportunities. The use of product specialists or other service providers does not eliminate or reduce our Advisor’s fiduciary duty to us. Our Advisor retains ultimate responsibility for the performance of all of the matters entrusted to it under the Advisory Agreement.

Our Advisor’s product specialists are and will be compensated through a combination of (i) reallowance of acquisition, disposition, asset management and/or other fees paid by us to our Advisor and (ii) potential profit participation in connection with specific portfolio asset(s) identified by them and invested in by us. We may enter into joint ventures or other arrangements with affiliates of our Advisor to acquire, develop and/or manage real properties. Our Advisor had previously entered into joint venture and/or product specialist arrangements with three additional affiliates (Dividend Capital Investments LLC, Hudson River Partners Real Estate Investment Management L.P., and FundCore LLC), as discussed below in more detail. The agreements with these three affiliates were terminated prior to December 31, 2012.

BCG TRT Advisors LLC

During the year ended December 31, 2012, our Advisor entered into a product specialist agreement with BCG TRT Advisors LLC (“BCG”), in connection with advisory services related to our investments in real estate securities assets. Pursuant to this agreement, a portion of the asset management fee that our Advisor receives from us related to real estate securities investments is reallowed to BCG in exchange for services provided. Approximately $35,000, $58,000 and $25,000 were incurred related to services provided by BCG during the years ended December 31, 2014, 2013 and 2012, respectively.

The Debt Advisor

In August 2009, our Advisor entered into a product specialist agreement (the “Debt Advisor PSA”) with FundCore Finance Group LLC (the “Debt Advisor”), an entity formed by affiliates of Hudson River Partners Real Estate Investment Management L.P. (“HRP”) and certain affiliates of our Advisor. Pursuant to the Debt Advisor PSA, the Debt Advisor had the right to perform acquisition and asset management services with respect to up to $130 million (plus any available leverage) of certain debt investments to be made by us. On August 5, 2009, our Advisor also entered into another product specialist agreement (the “HRP PSA”) with HRP. Pursuant to the HRP PSA, HRP had the right to perform the acquisition and asset management services with respect to up to $20 million (plus any available leverage) of certain debt investments to be made by us.

The fees payable to the Advisor and its affiliates related to the acquisition and management of debt investments prior to the effectiveness of the Offering were replaced by the advisory fees as stated in the Eighth Amended and Restated Advisory Agreement, as discussed above. Accordingly, the Debt Advisor and HRP PSA agreements were terminated on July 12, 2012, in connection with the effectiveness of the Offering.

The following is a summary of fees that were paid to our Advisor and its affiliates related to the acquisition and management of such debt investments prior to entering into the Eighth Amended and Restated Advisory Agreement in connection with the effectiveness of the Offering on July 12, 2012.

Debt Investment Advisory Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received an acquisition fee equal to the sum of:

(i)	1.0% of the relevant debt investment amount;

(ii)	any origination or similar fees paid by the applicable borrower at the time the debt investment is made (not to exceed 1.50% of the net debt investment amount); and

(iii)	an amount equal to the discounted present value (using a discount rate of 15%) of 1.0% per annum of the net debt investment amount (taking into account any anticipated principal amortization) for a period of time equal to the lesser of the term of the debt investment (excluding extension option years) or four years (collectively referred to as the “Initial Term”). This fee was reduced by the amount payable by borrowers pursuant to clause (ii) above.

The total acquisition fee and acquisition expenses would not exceed 6.0% of the net debt investment amount. The acquisition fee was payable on the closing date of the relevant debt investment and was reallowed in full by our Advisor to the Debt Advisor pursuant to the Debt Advisor PSA.

Debt Investment Asset Management Fees

For debt investments acquired pursuant to the Debt Advisor PSA discussed above, our Advisor received asset management fees pursuant to the following:

(i)	during the first 12 months after the closing of the respective debt investment, our Advisor received a monthly asset management fee consisting of one-twelfth of the total amount, if any, by which the sum of the total acquisition fees and expenses exceeded 6.0% of the relevant net debt investment amount;

(ii)	during the balance of the Initial Term, zero; and

(iii)	during any period following the Initial Term during which the relevant debt investment was outstanding, the asset management fee consisted of a monthly fee of one-twelfth of 1.0% of the net debt investment amount.

During the year ended December 31, 2012, we acquired one debt related investment pursuant to our arrangement with the Debt Advisor with an investment amount of approximately $22.5 million and paid an acquisition fee of approximately $619,000 to our Advisor, which was fully reallowed to FundCore LLC. We did not acquire any investments pursuant to our arrangement with the Debt Advisor during the years ended December 31, 2013 or 2014.

Stock Purchases by Certain Officers and Directors

On March 27, 2013, Jeffrey L. Johnson, our Chief Executive Officer, and John A. Blumberg, one of our directors, each purchased 36,822 shares of our Class I common stock at a price of $6.79 per share in our ongoing public offering.

12. NET INCOME (LOSS) PER COMMON SHARE

Reconciliations of the numerator and denominator used to calculate basic net loss per common share to the numerator and denominator used to calculate diluted net loss per common share for the years ended December 31, 2014, 2013 and 2012 are described in the following table (amounts in thousands, except per share information):

	For the Year Ended December 31,
	2014	2013	2012
Numerator
Income (loss) from continuing operations	$3,990	$(9,084)	$(14,961)
(Income) loss from continuing operations attributable to noncontrolling interests	(340)	558	1,081

Income (loss) from continuing operations attributable to common stockholders	3,650	(8,526)	(13,880)
Dilutive noncontrolling interests share of income (loss) from continuing operations	233	(652)	(1,160)

Numerator for diluted earnings per share – adjusted income (loss) from continuing operations	3,883	(9,178)	(15,040)

Income (loss) from discontinued operations	30,004	65,554	(7,410)
Income from discontinued operations attributable to noncontrolling interests	(4,462)	(4,560)	(971)

Income (loss) from discontinued operations attributable to common stockholders	25,542	60,994	(8,381)
Dilutive noncontrolling interests share of income (loss) from discontinued operations	1,915	4,662	(701)

Numerator for diluted earnings per share – adjusted income (loss) from discontinued operations	$27,457	$65,656	$(9,082)

Denominator
Weighted average shares outstanding-basic	178,273	178,196	181,982
Incremental weighted average shares effect of conversion of OP Units	12,718	13,736	15,262

Weighted average shares outstanding-diluted	190,991	191,932	197,244

INCOME (LOSS) PER COMMON SHARE-BASIC AND DILUTED
Net income (loss) from continuing operations	$0.02	$(0.05)	$(0.08)
Net income (loss) from discontinued operations	0.14	0.34	(0.04)

Net income (loss)	$0.16	$0.29	$(0.12)

13. SEGMENT INFORMATION

We have four reportable operating segments, which include our three real property operating sectors (office, industrial, and retail) and debt related investments. We organize and analyze the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, and investment strategies and objectives. For example, the physical characteristics of our buildings, the related operating characteristics, the geographic markets, and the type of tenants are inherently different for each of our segments. During the year ended December 31, 2013, we reclassified amounts relating to four properties that we had previously classified within our office segment into our industrial segment for all periods presented.

The following table sets forth revenue and the components of net operating income (“NOI”) of our segments for the years ended December 31, 2014, 2013, and 2012 (amounts in thousands).

	For the Year Ended December 31,
	Revenues			NOI
	2014	2013	2012	2014	2013	2012
Real property (1)
Office	$139,245	$123,838	$122,264	$104,533	$95,618	$95,625
Industrial	23,307	26,108	26,715	20,780	23,893	24,782
Retail	61,649	57,382	57,937	47,891	44,145	45,974
Debt related investments	7,396	10,449	9,409	7,396	10,449	9,409

Total	$231,597	$217,777	$216,325	$180,600	$174,105	$175,790

(1)	Excludes results of operations of real properties categorized as discontinued operations.

We consider NOI to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt related investments, and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses, advisory fees, acquisition-related expenses, interest and other income, interest expense, loss on extinguishment of debt and financing commitments, gain on the sale of real property and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it excludes such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net income (loss) attributable to common stockholders for the years ended December 31, 2014, 2013, and 2012 (amounts in thousands).

	For the Year Ended December 31,
	2014	2013	2012
Net operating income	$180,600	$174,105	$175,790
Interest and other income (expense)	1,168	(153)	807
Real estate depreciation and amortization expense	(88,994)	(87,174)	(91,127)
General and administrative expenses	(11,610)	(9,973)	(7,229)
Advisory fees, related party	(15,919)	(15,120)	(17,659)
Acquisition-related expenses	(703)	(337)	(325)
Interest expense	(61,903)	(65,325)	(69,844)
Impairment of real estate property	(9,500)	(2,600)	—
Gain on sale of real property	10,914	—	—
Loss on extinguishment of debt and financing commitments	(63)	(2,507)	(5,374)
Discontinued operations	30,004	65,554	(7,410)
Net (income) loss attributable to noncontrolling interests	(4,802)	(4,002)	110

Net income (loss) attributable to common stockholders	$29,192	$52,468	$(22,261)

The following table reflects our total assets by business segment as of December 31, 2014 and December 31, 2013 (amounts in thousands).

	As of December 31,
	2014	2013
Segment assets:
Net investments in real property
Office	$1,069,584	$1,092,351
Industrial	207,655	229,786
Retail	652,187	602,505
Debt related investments, net	94,951	123,935

Total segment assets, net	2,024,377	2,048,577
Non-segment assets:
Cash and cash equivalents	14,461	24,778
Other non-segment assets (1)	87,368	85,878
Assets held for sale	21,927	146,176

Total assets	$2,148,133	$2,305,409

(1)	Other non-segment assets primarily consist of corporate assets including restricted cash and receivables, including straight-line rent receivable.

14. INCOME TAXES

We operate in a manner intended to qualify for treatment as a REIT for U.S. federal income tax purposes. As a REIT, we generally will not be subject to federal income taxation at the corporate level to the extent we distribute 100% of our REIT taxable income annually, as defined in the Code, to our stockholders and satisfy other requirements. To continue to qualify as a REIT for federal tax purposes, we must distribute at least 90% of our REIT taxable income annually. No material provisions have been made for federal income taxes in the accompanying financial statements. We had a gross deferred tax asset of approximately $4.4 million and $4.4 million as of both December 31, 2014 and 2013, which is offset by a full valuation allowance. The tax years 2010 through 2013 remain open to examination by the major taxing jurisdictions to which we are subject.

15. COMMITMENTS AND CONTINGENCIES

Environmental Matters

A majority of the properties we acquire are subjected to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. Due to the uncertainty regarding our exposure to environmental liabilities and the timing and nature of settlement of any such liabilities, we cannot estimate the effect of such potential environmental remediation on our business, financial condition, or results of operations.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2014 and 2013 (amounts in thousands, except per share information). Certain reclassifications have been made to prior period results to conform to the current presentation. Certain totals and subtotals within the following table may not sum due to de minimus rounding adjustments. The following disclosures exclude the results from discontinued operations.

					For the
	For the Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2014	2014	2014	2014	2014
Rental revenue	$55,060	$55,080	$56,793	$57,268	$224,201
Debt related income	2,013	1,760	1,798	1,825	7,396

Total revenue	57,073	56,840	58,591	59,093	231,597
Total operating expenses	(42,259)	(41,239)	(51,258)	(42,971)	(177,723)
Other income (expenses)	(12,683)	(11,927)	(14,852)	(10,422)	(49,884)

Income (loss) from continuing operations	2,131	3,674	(7,519)	5,700	3,990
Discontinued operations	29,857	142	5	—	30,004
Net income (loss)	31,988	3,816	(7,514)	5,700	33,994
Net (income) loss attributable to noncontrolling interests	(4,550)	(330)	475	(397)	(4,802)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$27,438	$3,486	$(7,039)	$5,303	$29,192

Net loss per basic and diluted common share
Continuing operations	$0.01	$0.02	$(0.04)	$0.03	$0.02
Discontinued operations	$0.14	$0.00	$0.00	$—	$0.14

NET LOSS PER BASIC AND DILUTED COMMON SHARE	$0.15	$0.02	$(0.04)	$0.03	$0.16

					For the
	For the Quarter Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2013	2013	2013	2013	2013
Rental revenue	$50,636	$51,199	$52,113	$53,380	$207,328
Debt related income	2,735	2,615	2,309	2,790	10,449

Total revenue	53,371	53,814	54,422	56,170	217,777
Total operating expenses	(38,199)	(37,512)	(38,180)	(44,985)	(158,876)
Other income (expenses)	(16,923)	(16,599)	(16,314)	(18,149)	(67,985)

Loss from continuing operations	(1,751)	(297)	(72)	(6,964)	(9,084)
Discontinued operations	(4,115)	18,754	45,403	5,512	65,554
Net income (loss)	(5,866)	18,457	45,331	(1,452)	56,470
Net (income) loss attributable to noncontrolling interests	499	(1,329)	(3,257)	85	(4,002)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(5,367)	$17,128	$42,074	$(1,367)	$52,468

Net loss per basic and diluted common share
Continuing operations	$(0.01)	$(0.00)	$(0.00)	$(0.04)	$(0.05)
Discontinued operations	$(0.02)	$0.10	$0.24	$0.02	$0.34

NET LOSS PER BASIC AND DILUTED COMMON SHARE	$(0.03)	$0.10	$0.24	$(0.02)	$0.29

17. SUBSEQUENT EVENTS

We have evaluated subsequent events for the period from December 31, 2014, the date of these financial statements, through the date these financial statements are issued.

Recast of Credit Facility

On January 13, 2015, we amended and restated our existing $620 million senior unsecured term loan and revolving line of credit (the “Old Facility”) to provide for a $550 million senior unsecured term loan and revolving line of credit (the “Amended Facility”) with a syndicate of 14 lenders led by Bank of America, N.A., as Administrative Agent. The Amended Facility provides the Borrower with the ability from time to time to increase the size of the Amended Facility up to a total of $900 million less the amount of any prepayments under the term loan component of the Amended Facility, subject to receipt of lender commitments and other conditions. Because many members of the lending group participated as lenders in the Old Facility, the credit agreement for the Amended Facility is an amended and restated form of the credit agreement for the Old Facility.

The $550 million Amended Facility consists of a $400 million revolving credit facility (the “Revolving Credit Facility”) and a $150 million term loan (the “Term Loan”). The Revolving Credit Facility contains a sublimit of $50 million for letters of credit and a sublimit of $50 million for swing line loans. The primary interest rate for the Revolving Credit Facility is based on LIBOR, plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. The maturity date of the Revolving Credit Facility is January 31, 2019 and contains one 12-month extension option that the Borrower may exercise upon (i) payment of an extension fee equal to 0.15% of the sum of the amount outstanding under the Revolving Credit Facility and the unused portion of the Revolving Credit Facility at the time of the extension, and (ii) compliance with the other conditions set forth in the credit agreement. The primary interest rate within the Term Loan is based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The maturity date of the Term Loan is January 31, 2018 and contains two 12-month extension options that the Borrower may exercise upon (i) payment of an extension fee equal to 0.125% of the sum of the amount outstanding under the Term Loan at the time of each extension, and (ii) compliance with the other conditions set forth in the credit agreement.

Borrowings under the Amended Facility are available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties. Upon entering into the Amended Facility on January 13, 2015, we borrowed $280 million on the Revolving Credit Facility and $100 million on the Term Loan. We primarily used the proceeds from the Amended Facility to repay $380 million of outstanding borrowings under the Old Facility.

The Old Facility consisted of a $350 million revolving credit facility with a maturity date of January 31, 2016, which contained two 12-month extension options, and a $270 million term loan with a maturity date of January 31, 2018, which contained no extension options. The interest rate on the $380 million outstanding under the Old Facility that was repaid in full upon entering into the Amended Facility was 1.88%.

Term Loan Credit Agreement

On February 27, 2015, we entered into a $200 million seven-year term loan credit agreement (the “Credit Agreement”) with a syndicate of six lenders led by Wells Fargo Bank, National Association as Administrative Agent and Regions Bank as Syndication Agent. The primary interest rate within the Credit Agreement is based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The maturity date of the term loan is February 27, 2022 with no extension options.

Borrowings under the Credit Agreement are available for general business purposes including, but not limited to financing the acquisition of permitted investments, including commercial properties. We did not draw any funds upon the closing of the Credit Agreement. Pursuant to the terms of the Credit Agreement, we may draw up to the maximum $200.0 million on or before August 26, 2015.

Acquisition of Real Property

On January 15, 2015, we acquired an office property in Austin, TX comprising approximately 155,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $37.3 million. At acquisition, the property was approximately 94% leased to 21 tenants. We acquired the property using existing cash and proceeds from the Revolving Credit Facility.

Disposition of Real Property

On January 16, 2015, we disposed of an office property in Dallas, TX comprising approximately 177,000 net rentable square feet to an unrelated third party. We sold the property, which had a net basis of approximately $20.3 million as of December 31, 2014, for a total sales price of $46.6 million.

Advisor RSU Agreement

On February 25, 2015 (the “Effective Date”), we entered into two additional Restricted Stock Unit Agreements (the “Agreements”) with our Advisor, which have substantially the same terms as our existing Advisor RSU Agreement. Pursuant to the terms of the Agreements, we have granted our Advisor an additional 224,000 restricted stock units (“RSUs”), in return for offsets of future advisory fees and expenses. Each RSU will, upon vesting, entitle the Advisor to one Class I share of our common stock. The Advisor is expected to redistribute a significant portion of the RSUs and/or shares to senior level employees of the Advisor and its affiliates that provide services to us, although the terms of such redistributions (including the timing, amount and recipients) remain solely in the discretion of the Advisor. The purpose of the Agreements is intended to further promote an alignment of interests among our stockholders, the Advisor and the personnel of our Advisor and its affiliates, and is intended to promote retention of the personnel of our Advisor and its affiliates. The total value of the awards issued pursuant to the Agreements was approximately $1.6 million, which we expect to recognize as an offset to advisory fees and expenses otherwise payable to the Advisor during 2015, 2016, 2017, 2018, and 2019.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dividend Capital Diversified Property Fund Inc.:

Under date of March 3, 2015, we reported on the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income and loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation (Schedule III). Schedule III is the responsibility of the Company’s management. Our responsibility is to express an opinion on Schedule III based on our audits.

In our opinion, Schedule III – Real Estate and Accumulated Depreciation, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method for reporting discontinued operations as of January 1, 2014 due to the adoption of FASB Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.

/s/ KPMG LLP

Denver, Colorado

March 3, 2015

Dividend Capital Diversified Property Fund Inc.

Schedule III — Real Estate and Accumulated Depreciation

As of December 31, 2014

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount Carried at December 31, 2014
Property	Market	No. of Buildings	Encumbrances (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Office Properties:
Jay Street	Silicon Valley, CA	3	$23,500	$13,859	$21,974	$35,833	$5,071	$13,859	$27,045	$40,904	$8,246	6/28/06	3-40
Bala Pointe	Philadelphia, PA	1	24,000	10,115	27,516	37,631	4,335	10,115	31,851	41,966	11,294	8/28/06	3-40
40 Boulevard	Chicago, IL	1	8,250	2,611	7,797	10,408	5,710	2,611	13,507	16,118	6,480	1/24/07	1-35
Washington Commons	Chicago, IL	10	21,300	9,019	16,622	25,641	6,245	9,019	22,867	31,886	9,247	2/1/07	2-40
Joyce Blvd	Fayetteville, AR	1	—	2,699	8,996	11,695	—	2,699	8,996	11,695	2,538	9/28/07	10-40
DeGuigne	Silicon Valley, CA	1	7,150	5,841	13,861	19,702	1,238	5,841	15,099	20,940	5,726	11/21/07	5-40
Eden Prairie (ATK)	Minneapolis/St Paul, MN	1	—	3,538	25,865	29,403	101	3,538	25,966	29,504	5,847	10/3/08	15-40
Austin-Mueller Healthcare	Austin, TX	1	18,065	2,663	42,315	44,978	—	2,663	42,315	44,978	9,730	12/23/08	11-40
1300 Connecticut	Washington, DC	1	45,754	25,177	41,250	66,427	2,517	25,177	43,767	68,944	16,589	3/10/09	5-40
Campus Road Office Center	Princeton, NJ	1	33,650	5,302	45,773	51,075	164	5,302	45,937	51,239	9,539	11/3/09	5-40
Preston Sherry Plaza	Dallas, TX	1	22,469	7,500	22,303	29,803	5,100	7,500	27,403	34,903	9,022	12/16/09	3-40
Park Place	Dallas, TX	1	—	4,075	19,625	23,700	6,717	4,075	26,342	30,417	10,163	12/16/09	3-40
Doolittle Drive	Los Angeles, CA	1	10,076	9,700	13,142	22,842	410	9,700	13,552	23,252	8,449	6/25/10	4-40
Sheila Street	Los Angeles, CA	1	8,762	6,150	17,536	23,686	(1)	6,150	17,535	23,685	5,975	6/25/10	10-40
Corporate Center Drive	Los Angeles, CA	1	12,266	6,700	21,303	28,003	2,368	6,700	23,671	30,371	11,712	6/25/10	10-40
Harborside Plaza	Northern New Jersey	1	110,934	16,800	193,742	210,542	1,617	16,800	195,359	212,159	54,215	6/25/10	7-40
Colshire Drive	Washington, DC	1	—	21,100	157,983	179,083	(5)	21,100	157,978	179,078	49,517	6/25/10	7-40
Sylvan Way	Northern New Jersey	1	16,078	5,200	32,439	37,639	(1)	5,200	32,438	37,638	6,164	6/25/10	13-40
Sunset Hills Road	Washington, DC	1	13,756	2,700	31,915	34,615	36	2,700	31,951	34,651	12,793	6/25/10	5-40
Sybase Drive	East Bay, CA	1	—	8,400	136,797	145,197	45	8,400	136,842	145,242	44,310	6/25/10	7-40
1600 SW 80th Street	Miami, FL	1	19,056	12,700	35,483	48,183	61	12,700	35,544	48,244	8,042	6/25/10	12-40
Connection Drive	Dallas, TX	1	23,481	3,110	50,121	53,231	112	3,110	50,233	53,343	11,898	6/25/10	9-40
655 Montgomery	San Francisco, CA	1	57,006	40,327	73,961	114,288	4,409	32,632	86,065	118,697	7,320	11/7/13	1-40
1st Avenue Plaza	Denver, CO	2	—	15,713	65,252	80,965	12	15,714	65,263	80,977	1,567	8/22/14	8-40

Total Office Properties		36	$475,553	$240,999	$1,123,571	$1,364,570	$46,261	$233,305	$1,177,526	$1,410,831	$326,383

				Initial Cost to Company				Gross Amount Carried at December 31, 2014
Property	Market	No. of Buildings	Encumbrances (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Industrial Properties:
Shiloh Road	Dallas, TX	3	$22,700	$5,162	$30,192	$35,354	$385	$5,165	$30,574	$35,739	$10,316	12/21/06	10-40
6900 Riverport	Louisville, KY	1	1,618	751	4,131	4,882	127	751	4,258	5,009	1,168	9/17/08	10-40
7000 Riverport	Louisville, KY	1	2,550	1,124	6,821	7,945	429	1,124	7,250	8,374	2,265	9/17/08	3-40
7050 Riverport	Louisville, KY	1	1,401	672	3,862	4,534	252	672	4,114	4,786	1,411	9/17/08	5-40
7201 Riverport	Louisville, KY	1	2,592	1,130	6,614	7,744	713	1,130	7,327	8,457	2,058	9/17/08	3-40
East Maple Avenue	Los Angeles, CA	1	16,648	6,400	71,761	78,161	(1)	6,400	71,760	78,160	9,081	6/25/10	16-40
N. Glenville Drive	Dallas, TX	1	3,505	1,580	6,610	8,190	(1)	1,580	6,609	8,189	2,197	6/25/10	6-40
South Columbia	Central Kentucky	1	11,390	730	25,092	25,822	1,231	730	26,323	27,053	10,498	6/25/10	4-40
Columbia Road	Cleveland, OH	1	8,543	2,525	17,337	19,862	3,943	2,525	21,280	23,805	4,422	6/25/10	6-40
200 Corporate Drive	Chicago, IL	1	8,762	925	18,937	19,862	798	925	19,735	20,660	5,337	6/25/10	8-40
Vickery Drive	Houston, TX	1	18,235	3,700	37,639	41,339	(1)	3,700	37,638	41,338	9,660	6/25/10	8-40
East 28th Avenue	Denver, CO	1	2,749	800	5,431	6,231	—	800	5,431	6,231	1,733	6/25/10	8-40

Total Industrial Properties		14	$100,693	$25,499	$234,427	$259,926	$7,875	$25,502	$242,299	$267,801	$60,146

				Initial Cost to Company				Gross Amount Carried at December 31, 2014
Property	Market	No. of Buildings	Encumbrances (1)	Land	Buildings and Improvements (2)	Total Costs	Cost Capitalized or Adjustments Subsequent to Acquisition (4)	Land	Buildings and Improvements (2)	Total Costs (3, 4)	Accumulated Depreciation (4)	Acquisition Date	Depreciable Life (years)
Retail Properties:
Bandera Road	San Antonio, TX	1	$21,500	$8,221	$23,472	$31,693	$372	$8,221	$23,844	$32,065	$6,613	2/1/07	5-45
Beaver Creek	Raleigh, NC	1	26,200	13,017	31,375	44,392	889	13,017	32,264	45,281	8,441	5/11/07	3-40
Centerton Square	Philadelphia, PA	1	67,800	26,488	76,838	103,326	1,629	26,488	78,467	104,955	21,956	5/11/07	4-57
Mt. Nebo	Pittsburgh, PA	1	16,000	9,371	16,214	25,585	(10,517)	5,731	9,337	15,068	2,473	5/11/07	4-40
CB Square	Jacksonville, FL	1	—	3,768	16,660	20,428	(934)	3,768	15,726	19,494	3,625	6/27/07	7-40
Braintree	Greater Boston	1	—	9,270	31,266	40,536	533	9,270	31,799	41,069	9,054	8/1/07	5-40
Holbrook	Greater Boston	1	—	4,590	14,724	19,314	191	4,590	14,915	19,505	4,876	8/1/07	5-40
Kingston	Greater Boston	1	10,574	8,580	12,494	21,074	931	8,580	13,425	22,005	4,461	8/1/07	5-40
Manomet	Greater Boston	1	—	1,890	6,480	8,370	367	1,890	6,847	8,737	2,119	8/1/07	5-40
Orleans	Greater Boston	1	13,818	8,780	23,683	32,463	272	8,780	23,955	32,735	6,075	8/1/07	4-40
Sandwich	Greater Boston	1	15,825	7,380	25,778	33,158	65	7,380	25,843	33,223	6,324	8/1/07	3-40
Wareham	Greater Boston	1	24,400	13,130	27,030	40,160	1,666	13,130	28,696	41,826	7,818	8/1/07	2-40
Abington	Greater Boston	1	4,735	14,396	594	14,990	—	14,396	594	14,990	574	8/1/07	8-63
Hyannis	Greater Boston	1	4,688	10,405	917	11,322	—	10,405	917	11,322	369	8/1/07	18-68
Rockland 201 Market	Greater Boston	1	—	2,417	86	2,503	—	2,417	86	2,503	86	8/1/07	35
Mansfield	Greater Boston	1	8,368	5,340	16,490	21,830	—	5,340	16,490	21,830	3,752	8/1/07	16-86
Meriden	Greater Boston	1	—	6,560	22,014	28,574	(1)	6,560	22,013	28,573	5,282	8/1/07	13-43
Weymouth	Greater Boston	1	—	5,170	19,396	24,566	(257)	4,913	19,396	24,309	5,388	8/1/07	19-40
Whitman 475 Bedford Street	Greater Boston	1	7,316	3,610	11,682	15,292	—	3,610	11,682	15,292	2,748	8/1/07	16-56
Brockton Eastway Plaza	Greater Boston	1	—	2,530	2,074	4,604	661	2,530	2,735	5,265	1,010	8/1/07	3-40
Cohasset	Greater Boston	1	—	3,920	7,765	11,685	992	3,920	8,757	12,677	2,379	8/1/07	3-40
Hanover	Greater Boston	1	—	1,490	5,084	6,574	410	1,490	5,494	6,984	1,544	8/1/07	5-40
Rockland 360-372 Market	Greater Boston	1	—	1,200	2,437	3,637	—	1,200	2,437	3,637	989	8/1/07	6-40
Brockton Westgate Plaza	Greater Boston	1	—	3,650	6,507	10,157	6	3,650	6,513	10,163	2,212	8/1/07	11-40
Harwich	Greater Boston	1	5,623	5,290	8,814	14,104	—	5,290	8,814	14,104	1,971	10/18/07	21-40
New Bedford	Greater Boston	1	7,918	3,790	11,152	14,942	—	3,790	11,152	14,942	2,388	10/18/07	22-40
Norwell	Greater Boston	1	5,542	5,850	14,547	20,397	—	5,850	14,547	20,397	3,333	10/18/07	15-65
Greater DC Retail	Washington, DC	1	—	19,779	42,515	62,294	222	19,781	42,735	62,516	13,807	4/6/09	5-40
Springdale	Greater Boston	1	—	11,866	723	12,589	5	11,867	727	12,594	253	2/18/11	6-62
Saugus	Greater Boston	1	—	3,783	9,713	13,496	91	3,783	9,804	13,587	3,516	3/17/11	3-40
Durgin Square	Greater Boston	2	—	7,209	21,055	28,264	—	7,209	21,055	28,264	882	5/28/14	8-40
Salt Pond	Greater Boston	2	—	8,759	40,233	48,992	—	8,759	40,233	48,992	399	11/4/14	3-40

Total Retail Properties		34	$240,307	$241,499	$549,812	$791,311	$(2,407)	$237,605	$551,299	$788,904	$136,717
Land held
Inverness land	Denver, CO	—	$—	$5,200	$—	$5,200	$—	$5,200	$190	$5,390	$—	6/25/10	N/A

Total land held		—	$—	$5,200	$—	$5,200	$—	$5,200	$190	$5,390	$—

Grand Total		84	$816,553	$513,197	$1,907,810	$2,421,007	$51,729	$501,612	$1,971,314	$2,472,926	$523,246

(1)	Encumbrances represents mortgage debt principal balances encumbering each property as of December 31, 2014.
(2)	Building and improvements include intangible lease assets.
(3)	As of December 31, 2014, the aggregate cost for federal income tax purposes of investments in real property was approximately $2.1 billion (unaudited).
(4)	Amount is presented net of impairments and other write-offs of tenant-related assets that were recorded at acquisition as part of our purchase price accounting. Such write-offs are the results of lease expirations and terminations.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2014, 2013, and 2012. The balance of investments in real estate at the end of the year ended December 31, 2014 includes amounts related to properties classified as held for sale (amounts in thousands):

	For the Year Ended December 31,
	2014	2013	2012
Investments in real estate:
Balance at the beginning of the year	$2,570,480	$2,819,550	$2,724,684
Acquisitions of operating properties	158,221	114,827	128,258
Improvements	12,512	26,680	18,405
Basis of operating properties disposed of	(258,787)	(387,977)	(46,097)
Impairment of real property	(9,500)	(2,600)	(5,700)

Balance at the end of the year	$2,472,926	$2,570,480	$2,819,550

Accumulated depreciation:
Balance at the beginning of the year	$502,847	$482,782	$361,357
Net additions charged to costs and expenses	20,399	20,065	121,425

Balance at the end of the year	$523,246	$502,847	$482,782